Exhibit 2.1

EXECUTION VERSION

PURCHASE AND SALE AGREEMENT

by and among

BERKSHIRE HATHAWAY INC.,

OCCIDENTAL CHEMICAL HOLDING, LLC

and

ENVIRONMENTAL RESOURCE HOLDINGS, LLC
(solely for the purposes set forth herein)

Dated as of October 1, 2025

i

SECTION 11.09.	Enforcement; Jurisdiction; Consent to Service of Process; Waiver of Jury Trial	105
SECTION 11.10.	No Recourse Against Nonparty Affiliates	106
SECTION 11.11.	Legal Representation	106

Exhibits

EXHIBIT A Form of Guaranty	A-1
EXHIBIT B Form of Transition Services Agreement	B-1
EXHIBIT C Form of Remediation Management Agreement	C-1
EXHIBIT D Ground Lease and Reciprocal Access Term Sheet	D-1

This PURCHASE AND SALE AGREEMENT, dated as of October 1, 2025 (this “Agreement”), is made by and among Berkshire Hathaway Inc., a Delaware corporation (the “Purchaser”), Occidental Chemical Holding, LLC, a Texas limited liability company (the “Seller”) and Environmental Resource Holdings, LLC, a Texas limited liability company (“ERH”), solely for purposes of Section 4.01, Section 4.02, Section 4.03, Section 7.09(j) and Article X.  Certain terms used in this Agreement are defined in Section 1.01.

WHEREAS, the Seller conducts the Business indirectly through Occidental Chemical Corporation, a Texas corporation (the “Company”), and the Company Subsidiaries;

WHEREAS, the Seller owns all of the issued and outstanding equity interests in the Company (the “Transferred Interests”);

WHEREAS, (a) prior to the date hereof, Occidental Petroleum Corporation, a Delaware corporation and indirect parent of the Seller (“Parent”), has caused its Affiliates to complete the Phase 1 Internal Reorganization Steps and, prior to the Closing Date, shall, or shall cause its Affiliates to, complete the Phase 2 Internal Reorganization Steps, pursuant to which, among other things, certain members of the Parent Group transferred to the Company, directly or indirectly, the equity interests in the Company Subsidiaries that were not already held, directly or indirectly, by the Company and, (b) prior to the Closing Date, shall, or shall cause its Affiliates to, complete the Phase 2 Internal Reorganization Steps, pursuant to which, among other things, certain members of the Parent Group will transfer to a Transferred Entity, directly or indirectly, certain assets that were not already held, directly or indirectly, by the Company; and

WHEREAS, upon the terms and subject to the conditions set forth in this Agreement, the Seller desires to sell, transfer, assign and deliver to the Purchaser, and the Purchaser desires to purchase, acquire, assume and accept from the Seller all of the Seller’s right, title and interest in and to all of the Transferred Interests.

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements contained in this Agreement, and intending to be legally bound hereby, the Purchaser and the Seller hereby agree as follows:

ARTICLE I

Definitions; Interpretation

SECTION 1.01.          Definitions.

“Accounting Principles” means (a) the accounting policies and methods set forth on Section 1.01(a) of the Disclosure Letter, (b) to the extent not inconsistent with clause (a) of this definition, the practices, principles, methods, policies, procedures, classifications, conventions, categorizations, calculations, definitions, techniques, and methodologies that were used in the preparation of the Financial Statements and (c) to the extent not otherwise addressed in clauses (a) or (b) of this definition, GAAP.  For the avoidance of doubt, clause (a) shall take precedence over clauses (b) and (c), and clause (b) shall take precedence over clause (c).

“Affiliate” means, as to any Person, any other Person that, directly or indirectly, controls, or is controlled by, or is under common control with, such Person (including, in the case of the Seller or Parent prior to the Closing and the Purchaser following the Closing, the Transferred Entities).  For this purpose, “control” (including, with its correlative meanings, “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of management or policies of a Person, whether through the ownership of securities or partnership or other ownership interests, by Contract or otherwise.  For the avoidance of doubt, for all purposes under this Agreement and the other applicable Transaction Documents, (a) the Purchaser is not an Affiliate of the Seller or the Seller’s Affiliates, including any member of the Parent Group and ERH, and (b) each of the Transferred Entities (i) shall be an Affiliate of the Seller, and shall not be considered Affiliates of the Purchaser, in each case, prior to the Closing Date and (ii) shall be Affiliates of the Purchaser, and shall not be considered Affiliates of the Seller, in each case, from and after the Closing Date.

“Antitrust Laws” means the Sherman Act of 1890, the Clayton Act of 1914, the HSR Act, the Federal Trade Commission Act of 1914, all applicable foreign antitrust Laws and all other applicable Laws issued by a Governmental Authority that prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition.

“Assumed Benefit Plan” means (a) any Business Benefit Plan which (i) the Purchaser has expressly agreed to assume pursuant to Section 7.05 or (ii) the Purchaser or any of its Subsidiaries is required to assume under applicable Law or any Collective Bargaining Agreement (including where transfer is required in order to effect a mandatory transfer of employment, as applicable) or (b) any Business Benefit Plan sponsored or maintained solely by a Transferred Entity as of the Closing Date, in each case of (a) and (b), solely with respect to Transferred Employees.

“Balance Sheet” has the meaning set forth in the definition of “Financial Statements”.

“Base Purchase Price” means $9,700,000,000.

“Business” means the chemicals business, operations and activities, in each case, conducted by the Transferred Entities, which includes the development, manufacturing, marketing, distribution and sale of chemicals and vinyls.

“Business ARO Liabilities” means any Liabilities to the extent arising out of asset retirement obligations as defined by GAAP, and that would be required to be reflected on a balance sheet prepared in accordance with, GAAP.

“Business Benefit Plan” means any “employee pension benefit plan” (as defined in Section 3(2) of ERISA, whether or not subject to ERISA), “employee welfare benefit plan” (as defined in Section 3(1) of ERISA, whether or not subject to ERISA) or retirement, pension, profit sharing, deferred compensation, bonus or incentive compensation, stock or stock-based compensation, phantom equity, employment, change in control, retention, vacation, severance, separation pay, disability, death benefit, hospitalization, welfare, medical, perquisite or other plan, policy, program, agreement, arrangement or understanding, in each case, (i) that is sponsored, contributed to or maintained or required to be contributed to or maintained by any member of the Parent Group and in which any Business Employee or Former Business Employee participates or (ii) under or with respect to which any Transferred Entity has any Liability, and in each case of the foregoing clauses (i) and (ii), excluding any plan, program, agreement or arrangement maintained by a Governmental Authority.

“Business Day” means a day except a Saturday, a Sunday or other day on which the SEC or banks in Houston, Texas or the City of New York are authorized or required by Law to be closed.

“Business Decommissioning Liabilities” means any Liabilities to the extent arising out of any decommissioning, retirement, cessation of operations, reclamation, closure, demolition, dismantling, decontamination and post-closure monitoring, care or maintenance of any assets of the Transferred Entities, including any above or below ground storage tanks, wells and wells casings, pipes and pipe systems, sewers, impoundments, vaults, building and building materials and any other equipment or fixtures located at any Company Site and any off-site storage, disposal, treatment or transportation, or arrangement for off-site storage, disposal, treatment or transportation, of any waste or materials comprising or contained in such assets, buildings, building materials, equipment and fixtures located at or removed from any Company Site.  For the avoidance of doubt, Business Decommissioning Liabilities shall not include any Environmental Liability for any Release of Hazardous Materials, or for any presence of Hazardous Materials, in ambient air, groundwater, surface water, soil, land surface, subsurface strata or sediments, at any Company Site, which Environmental Liabilities are addressed in Section 10.02(b) and Section 10.04(b) of this Agreement.

“Business Employee” means (a) each employee of any Transferred Entity, and (b) each employee of any other member of the Parent Group who is set forth on Section 1.01(b) of the Disclosure Letter, including in all cases, each such employee who, as of the Closing Date, is on leave of absence (including medical leave, personal leave, military leave, workers compensation leave, short-term disability and long-term disability) or paid or unpaid time off, and in each case, as reflected on the Updated Business Employee List pursuant to Section 7.05(a)(i) of this Agreement; provided, that any individual set forth in Section 1.01(c) of the Disclosure Letter shall not be a “Business Employee”.

“Business Liabilities” means any Liability to the extent arising out of or relating to the ownership or operation of the Business, in each case whether arising before, on or after the Closing Date, but excluding the  Business Decommissioning Liabilities, the Legacy Environmental Liabilities and the Non-Legacy Environmental Liabilities.

“Cash” means, as of any date of determination, all cash, cash equivalents, and marketable securities, including any accrued interest thereon and deposits in transit, and net of (a) uncleared checks outstanding and in process wire transfers and (b) Restricted Cash.

“Chilean Receivable” means that certain receivable owed by Occidental International Oil and Gas Ltd., a Bermuda exempted company, to OxyChile Investments, LLC, a Delaware limited liability company.

“Closing Cash” means, determined as of 12:01 a.m., New York City time, on the Closing Date before taking into account the consummation of the Transactions and in accordance with the Accounting Principles, the aggregate amount of Cash of the Transferred Entities.  For the avoidance of doubt, Closing Cash shall not include any Estimated Shortfall Amount paid by the Seller or any of its Affiliates (other than the Transferred Entities) pursuant to Section 3.03(a)(i).

“Closing Excess Amount” means, determined as of 12:01 a.m., New York City time, on the Closing Date before taking into account the consummation of the Transactions and in accordance with the Accounting Principles, an amount (which shall not be less than $0) equal to the difference between (a) the sum of (i) Closing Cash plus (ii) Closing Working Capital minus (b) the Target Working Capital.  For the avoidance of doubt, if the difference determined pursuant to the immediately preceding sentence is less than $0, such difference shall be deemed to be $0.

“Closing Indebtedness” means, determined as of 12:01 a.m., New York City time, on the Closing Date before taking into account the consummation of the Transactions and in accordance with the Accounting Principles and based on the sample calculation set forth in Section 1.01(d) of the Disclosure Letter, the aggregate amount (which may be positive or negative) of Indebtedness of the Transferred Entities.

“Closing Purchase Price” means the amount equal to (a) the Base Purchase Price, plus (b) the Estimated Excess Amount, if any, minus (c) Estimated Indebtedness minus (d) Estimated Transaction Expenses.

“Closing Shortfall Amount” means, determined as of 12:01 a.m., New York City time, on the Closing Date before taking into account the consummation of the Transactions and in accordance with the Accounting Principles, an amount (which shall not be less than $0) equal to the difference between (a) Target Working Capital minus (b) the sum of (i) Closing Cash plus (ii) the Closing Working Capital, in each case, as finally determined pursuant to Section 2.04. For the avoidance of doubt, if the difference determined pursuant to the immediately preceding sentence is less than $0, such difference shall be deemed to be $0.

“Closing Transaction Expenses” means, determined as of 12:01 a.m., New York City time, on the Closing Date, any and all Transaction Expenses, but only to the extent they have not been fully paid and discharged by or on behalf of the Seller as of the Closing Date.

“Closing Working Capital” means, without duplication, an amount (which may be positive or negative) equal to (a) Current Assets minus (b) Current Liabilities, in each case determined as of 12:01 a.m., New York City time, on the Closing Date before taking into account the consummation of the Transactions and calculated in accordance with the methodology set forth in 1.01(d) of the Disclosure Letter and the Accounting Principles; provided, however, that Closing Working Capital shall not include any Current Liabilities that are Business ARO Liabilities, Transaction Expenses, related to the Specified Capital Expenditure Projects or, for the avoidance of doubt, any Estimated Shortfall Amount paid or contributed by the Seller or any of its Affiliates (other than the Transferred Entities) pursuant to Section 3.03(a)(i).

“Code” means the Internal Revenue Code of 1986, as amended.

“Collective Bargaining Agreement” means each collective bargaining, works council or other labor union Contract or labor arrangement covering any Business Employee or to which the Seller or any of its Affiliates is a party to or bound by with respect to the Business.

“Company Intellectual Property” means all Intellectual Property used or held for use by or for the Transferred Entities in the operation of the Business as currently conducted.

“Company Owned Intellectual Property” means the Intellectual Property owned or purported to be owned by (i) the Transferred Entities, or (ii) to the extent used or held for use primarily for, or developed primarily for, the Business, any member of the Parent Group (other than any of the Transferred Entities), including Intellectual Property set forth on Section 4.15(a) of the Disclosure Letter.

“Company Site” means any real property owned, leased or operated as of the Closing Date by the Transferred Entities (including the Real Property), together with any buildings, improvements and fixtures thereon.

“Company Subsidiaries” means the Company’s Subsidiaries.

“Consent” means any notice, consent, waiver, approval or authorization.

“Contract” means any legally binding written contract, agreement, lease, sublease, license, purchase or task order, statement of work, instrument, note, bond, mortgage, indenture or commitment.

“Control”, including, with its correlative meanings “controlled by” and “under common control with”, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, as trustee or executor, as general partner or managing member, by contract or otherwise.

“Controlled Group Liability” means any and all Liabilities (a) under any multiemployer plan (as defined in Section 3(37) of ERISA (a “Multiemployer Plan”)), (b) under Title IV of ERISA, (c) under Section 302 of ERISA or Sections 412 and 4971 of the Code, (d) as a result of the failure to comply with the continuation of coverage requirements of ERISA Section 601 et seq., and Section 4980B of the Code and (e) under corresponding or similar provisions of any foreign Law related to defined benefit pension plan funding requirements or post-termination medical insurance plan coverage.

“Copyrights” has the meaning set forth in the definition of “Intellectual Property”.

“Current Assets” means, as of a given time, the current assets of the Transferred Entities that are specifically listed on the sample calculation as set forth in Section 1.01(d) of the Disclosure Letter, in each case as of such time (and, for the avoidance of doubt, (a) including all current Tax assets, other than income Tax assets and Tax assets that are in respect of Taxes of a Seller Consolidated Group, and (b) excluding all deferred Tax assets), calculated in accordance with the Accounting Principles.  For the avoidance of doubt, Current Assets shall not include any Cash.

“Current Liabilities” means, as of a given time, the current Liabilities of the Transferred Entities that are specifically listed on the sample calculation as set forth in Section 1.01(d) of the Disclosure Letter, in each case as of such time (and, for the avoidance of doubt, (a) including all current Tax Liabilities, other than income Tax Liabilities and Tax Liabilities that are in respect of Taxes of a Seller Consolidated Group, and (b) excluding all deferred Tax Liabilities), calculated in accordance with the Accounting Principles.  For the avoidance of doubt, Current Liabilities shall not include any Indebtedness or any Transfer Taxes.

“Environmental Law” means any Law or Judgment relating to pollution, protection of the environment or natural resources, the investigation, remediation or monitoring of environmental contamination, or, solely to the extent related to exposure to toxic, hazardous, carcinogenic or radioactive chemicals, materials, substances or wastes, human health and safety, including the Comprehensive Environmental Response, Compensation, and Liability Act (42 U.S.C. § 9601 et seq.), the Solid Waste Disposal Act and Resource Conservation and Recovery Act (42 U.S.C. § 6901 et seq.), the Clean Water Act (33 U.S.C. § 1251 et seq.), the Clean Air Act (42 U.S.C. § 7401 et seq.), the Occupational Safety and Health Act (29 U.S.C. § 1251 et seq.) (“OSHA”) (solely as OSHA relates to exposure to toxic, hazardous, carcinogenic or radioactive chemicals, materials, substances or wastes), the Hazardous Materials Transportation Act (49 U.S.C. § 5101 et seq.), the Toxic Substances Control Act (15 U.S.C. § 2601 et seq.), the Emergency Planning and Community Right-to-Know Act (42 U.S.C. § 11001 et seq.), the Safe Drinking Water Act (42 U.S.C. § 300f et seq.), and the Registration, Evaluation, Authorisation and Restriction of Chemicals regulation, in each case as amended, and any similar state or local Law.

“Environmental Liabilities” means any Liabilities under or arising out of or relating to any Environmental Law or any Environmental Permit, including any Liability arising out of or relating to (a) any presence or Release in the environment of, or contamination of air, surface water, groundwater, soil, subsurface strata or sediments by, any Hazardous Material, including any Liability for performing or funding the costs of any investigation, remediation, monitoring activity or other corrective action, in each case, relating to such presence or Release of, or contamination by, any Hazardous Material, (b) any off-site storage, disposal, treatment or transportation, or arrangement for off-site storage, disposal, treatment or transportation, of any Hazardous Material, (c) any violation of or noncompliance with any Environmental Law or Environmental Permit, including in connection with the generation, handling, storage, disposal, treatment or transportation of Hazardous Materials, (d) human exposure to any Hazardous Material, including as contained in any product manufactured, sold, distributed or entered into commerce or (e) any Action arising out of or relating to any of the foregoing.

“Environmental Permit” means any Permit issued or required under Environmental Laws for the Transferred Entities to conduct the Business or own or operate any Company Site.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“Estimated Excess Amount” means an amount (which shall not be less than $0) equal to the difference between (a) the sum of (i) Estimated Cash plus (ii) Estimated Working Capital minus (b) Target Working Capital.  For the avoidance of doubt, if the difference determined pursuant to the immediately preceding sentence is less than $0, such difference shall be deemed to be $0.

“Estimated Shortfall Amount” means an amount (which shall not be less than $0) equal to the difference between (a) Target Working Capital minus (b) the sum of (i) Estimated Cash, plus (ii) the Estimated Working Capital.  For the avoidance of doubt, if the difference determined pursuant to the immediately preceding sentence is less than $0, such difference shall be deemed to be $0.

“Ex-Im Laws” means all U.S. and non-U.S. Laws relating to export, reexport, transfer, and import controls, including the Export Administration Regulations, the International Traffic in Arms Regulations, the customs and import Laws administered by U.S. Customs and Border Protection, and the EU Dual Use Regulation.

“Exchange Act” means the Securities Exchange Act of 1934.

“Excluded Tax Representations” means the representations or warranties of the Seller in Section 4.11 other than the Specified Tax Representations.

“FERC” means the Federal Energy Regulatory Commission (or any successor thereto).

“Filed SEC Documents” means Parent’s (a) annual reports on Form 10-K for its fiscal years ended December 31, 2023 and December 31, 2024, (b) proxy or information statements relating to the meetings of, or actions taken without a meeting by, the stockholders of Parent held since December 31, 2023 and (c) all other reports, statements, schedules and registration statements filed with, or furnished to, the SEC since December 31, 2023, in each case, which are publicly available at least two Business Days prior to the execution of this Agreement.

“Final Determination” means a final determination within the meaning of Section 1313(a) of the Code (or any similar provision of applicable state, local or non-U.S. Law).

“Final Purchase Price” means the amount equal to (a) the Base Purchase Price, plus (b) the Closing Excess Amount, if any, minus (c) Closing Indebtedness, minus (d) Closing Transaction Expenses, in each case of the foregoing clauses (b) and (c), as finally determined pursuant to Section 2.04.

“Financial Statements” means the following financial statements of the Business:  (a) the unaudited combined balance sheet of the Business as of December 31, 2024 and the related unaudited combined statements of income and cash flows for the 12-month periods then ended; and (b) the unaudited combined balance sheet of the Business as of June 30, 2025 (the “Balance Sheet”) and the related unaudited combined statements of income and cash flows for the six-month period then ended (the financial statements set forth in clause (b), collectively, the “Interim Financial Statements”).

“Former Business Employees” means each (a) employee of any member of the Parent Group (other than a Transferred Entity) whose employment therewith terminated prior to the date hereof or terminates prior to the Closing Date and who, as of the time of such employment termination, was employed primarily in connection with the Business, and (b) employee of a Transferred Entity whose employment therewith terminated prior to the date hereof or terminates prior to the Closing Date, as applicable (excluding in all cases any such person who was on medical leave, personal leave, military leave, workers compensation leave, short-term disability or long-term disability).

“FPA” means the Federal Power Act, as amended, and the regulations promulgated thereunder.

“Fraud” means, with respect to any Person, an actual, intentional and knowing common law fraud by such Person in the making of a statement of fact in the express representations and warranties set forth in Article IV, Article V, the certificates delivered pursuant to Section 8.02 or the certificates delivered pursuant to Section 8.03 that requires (a) a false representation of material fact; (b) with Knowledge that such representation is false; or (c) with an intention to induce the Person to whom such representation is made to act or refrain from acting in reliance upon it.  For the avoidance of doubt, the term “Fraud” does not include any claim for constructive fraud, or any form of fraud based on negligence or recklessness.

“GAAP” means generally accepted accounting principles in the United States.

“Governmental Authority” means any government, court, regulatory or administrative agency, public or private arbitrator or arbitral body, commission or authority or other legislative, executive or judicial governmental or quasi-governmental entity (in each case including any self-regulatory organization and including NERC and any regional transmission organization or independent system operator), whether federal, state or local, domestic, foreign or multinational.

“Ground Lease and Reciprocal Access Agreement” means a customary Ground Lease and Reciprocal Access Agreement for the Muscle Shoals site substantially consistent with the terms and conditions set forth on the term sheet attached hereto as Exhibit D and otherwise consistent with applicable local Law, to be executed by and between ERH, as landlord, and the Company or its designated Affiliate, as tenant.

“Guaranty” means the guaranty to be entered into as of the Closing Date by and between Parent and the Purchaser, substantially in the form attached as Exhibit A hereto.

“Hazardous Material” means any chemical, material, substance or waste that is listed, classified, defined or otherwise regulated in relevant form, quantity or concentration as “hazardous”, “toxic” or a “pollutant” (or words of similar import), or for which standards of conduct or Liability may be imposed, in each case, pursuant to any Environmental Law, including any petroleum or petroleum by-products, polychlorinated biphenyls, asbestos, per- and polyfluoroalkyl substances, radon, radioactive materials and urea formaldehyde insulation.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

“ICA” means the Interstate Commerce Act as implemented by the FERC pursuant to 49 U.S.C. § 60502, and the regulations promulgated thereunder.

“Income Tax Amount” means (without duplication) an amount, which may be positive or negative, equal to the amount of: (a) unpaid cash Taxes minus (b) estimated payments of cash Taxes or credits for overpayments of cash Taxes paid in prior taxable periods that have been applied to the applicable Pre-Closing Tax Period, in each case, with respect to income Taxes of the Transferred Entities with respect to a Pre-Closing Tax Period to the extent a Tax Return with respect to such income Taxes first comes due (taking into account applicable extensions) after the Closing Date; provided that the Income Tax Amount shall (i) be computed on a basis consistent with past practice of the applicable Transferred Entity for the determination of estimated Tax payments (and, for the avoidance of doubt, shall not require the preparation of any whole or partial draft Tax Return); (ii) exclude any Taxes reported on a Tax Return of a Seller Consolidated Group; (iii) be calculated in accordance with the principles set forth in Section 7.09(h) with respect to any Straddle Period; (iv) exclude any deferred Tax assets or deferred Tax Liabilities; and (v) for the avoidance of doubt, take into account estimated Taxes already paid with respect to such Taxes.

“Indebtedness” means, with respect to any Person, as of any date of determination, without duplication, all obligations of such Person: (a) for borrowed money whether or not contingent, (b) with respect to deposits or advances of any kind to such Person, (c)  evidenced by notes, bonds (including performance or surety bonds, but only to the extent drawn upon), debentures or other similar instruments, (d) arising under letters of credit, bank guarantees or similar facilities, but only to the extent drawn upon, (e) all unfunded or underfunded Liabilities under any defined benefit pension, gratuity, termination indemnity, seniority premium, jubilee, statutory severance, post-employment health or welfare or similar plan or arrangement, (f) any obligations with respect to earned but unpaid bonuses in respect of the Transferred Employees and other service providers of the Transferred Entities and together with the employer portion of any employment, payroll, social security or similar Taxes related thereto, and computed as though all such amounts were payable on the Closing Date, (g) to pay the Specified Capital Expenditure Amount, (h) to pay the deferred and unpaid purchase price of property or equipment and (i) arising under Indebtedness of others referred to in clauses (a) through (h) above guaranteed directly or indirectly in any manner by such Person and (j) to pay the Income Tax Amount.  Notwithstanding the foregoing, the following items shall not be Indebtedness with respect to any Person: (A) any intercompany obligations between or among Transferred Entities or any of their respective wholly owned Subsidiaries, (B) Taxes, other than those described in clause (j) of this definition and (C) any Liability to the extent taken into account in the calculation of Closing Working Capital.

“Independent Expert” means a nationally recognized independent accounting, consulting, valuation or dispute resolution firm or individual accounting expert with significant experience acting as an expert in purchase price adjustment disputes relating to transactions of a similar nature reasonably agreed upon by the Purchaser and the Seller in writing.

“Information Security and Privacy Laws” means all applicable Laws relating to the collection, storage, use, access, disclosure, processing, exfiltration, privacy, data protection or security of Personally Identifiable Information or otherwise relating to privacy, security, or security breach notifications, including, to the extent applicable, the Law 21,719 on the Protection of Personal Data, the Law 19,628 Sobre la Proteccion de la Vida Privada, the EU General Data Protection Regulation, federal, local and state data security and data privacy laws.

“Intellectual Property” means any and all intellectual property rights, whether registered or unregistered, including the following, in any and all countries: (a) patents and patent applications, together with all reissuances, divisions, renewals, revisions, extensions (including any supplementary protection certificates), reexaminations, provisionals, continuations and continuations-in-part with respect thereto, utility model registrations and including all foreign equivalents (clause (a), collectively, “Patents”), (b) trademarks, service marks, trade dress, logos, all applications, registrations and renewals therefor, together with the goodwill associated with any of the foregoing (clause (b), collectively, “Trademarks”), (c) copyrights, works of authorship and applications and registrations and renewals therefor (clause (c), collectively, “Copyrights”), (d) trade secrets and other rights in confidential and proprietary information, including processes, formulae, mode and methodologies, techniques, inventions, protocols, layouts, specifications, technical information, designs, drawings and blueprints, and know-how (clause (d), collectively, “Trade Secrets”), (e) domain names and uniform resource locators and social media identifiers and (f) intellectual property rights in software and data.

“Interim Financial Statements” has the meaning set forth in the definition of “Financial Statements”.

“Internal Reorganization” means, collectively, the Phase 1 Internal Reorganization Steps and the Phase 2 Internal Reorganization Steps.

“Internal Reorganization Documentation” means all agreements, instruments, certificates or documentation pursuant to which the Internal Reorganization is consummated, including all exhibits and schedules thereto, other than this Agreement.

“IRS” means the Internal Revenue Service.

“Knowledge” means (a) with respect to the Purchaser, the actual knowledge after reasonable inquiry, as of the date of this Agreement, of the individuals listed on Section 1.01(f) of the Disclosure Letter under the caption “Knowledge of the Purchaser”, and (b) with respect to the Seller, the actual knowledge after reasonable inquiry, as of the date of this Agreement, of the individuals listed on Section 1.01(f) of the Disclosure Letter under the caption “Knowledge of the Seller”; provided that reasonable inquiry does not require inquiry of any individual who was not aware of this Agreement or the Transactions prior to the execution of this Agreement.

“Legacy Environmental Liabilities” means any (a) Environmental Liability of, or relating to or arising out of the ownership, operation or business of,  ERH or Occidental Chemical Corporation (as Occidental Chemical Corporation existed prior to the Internal Reorganization) and any of its Subsidiaries that was a Subsidiary prior to the Internal Reorganization (other than any Environmental Liability arising out of or relating to any Company Site or the ownership or operation of the Business, excepting, for avoidance of doubt, the Bayou Corne Sinkhole Site, Patrick Bayou Superfund Site, and Muscle Shoals Site), including those Environmental Liabilities arising out of or relating to any sites or other locations set forth on Section 1.01(g) of the Disclosure Letter, and (b) Environmental Liability described on Section 1.01(h) of the Disclosure Letter, in each case of (a) and (b), whether such Environmental Liability is incurred or arising before, on or after the Closing Date; provided that, for the avoidance of doubt, Legacy Environmental Liabilities shall not include any Environmental Liability to the extent arising from any real property, entity or business that is acquired after the Closing by Purchaser, the Transferred Entities or their respective Affiliates.

“Liabilities” means any debts, liabilities, obligations or commitments of whatever kind and nature, whether accrued or unaccrued, known or unknown, fixed or contingent, determined or determinable or otherwise.

“Lien” means any mortgage, deed of trust, lien, security interest, pledge, option, right of first offer or refusal, hypothecation, license, charge, transfer restriction or other encumbrance of similar nature.

“Lookback Date” means January 1, 2023.

“Loss” means any loss, Liability, claim, damage, penalty, fine, Tax, out-of-pocket costs and expenses, settlement payments, awards, judgments, fines, penalties and damages (including out-of-pocket costs and expenses arising out of Actions, assessments, judgments, settlements and compromises relating thereto, reasonable and documented out-of-pocket legal fees, reasonable disbursements, interest, penalties and all out-of-pocket expenses incurred in investigating, preparing or defending against any litigation commenced or threatened or any Claim or order in connection therewith).

“Material Adverse Effect” means any effect, change, event, circumstance, condition, development or occurrence that, individually or in the aggregate, has or would reasonably be expected to have a material adverse effect on the assets, Liabilities, results of operations or condition (financial or otherwise) of the Business and the Transferred Entities, taken as a whole; provided, however, that none of the following (either alone or in combination), and no effect, change, event, circumstance, condition, development, or occurrence arising out of, or resulting from, the following, shall constitute or be taken into account in determining whether a Material Adverse Effect has occurred, is continuing or would reasonably be expected to occur: any effect, change, event, circumstance, condition, development or occurrence (a) generally affecting (i) the industry in which the Business operates or (ii) the economy, credit or financial or capital markets, in the United States or elsewhere in the world, including changes or prospective changes in interest or exchange rates, tariffs, raw material prices or availability, commodity or energy prices or availability, monetary policy or inflation or in government spending and budgets (including any government shutdown), or (b) arising out of, resulting from or attributable to (i) changes or prospective changes in Law or in GAAP or other accounting standards, or any changes or prospective changes in the interpretation or enforcement of any of the foregoing, or any changes or prospective changes in general legal, regulatory, political or social conditions, (ii) the execution, announcement or performance of this Agreement or the other Transaction Documents or the consummation or the pendency of the Transactions, including the impact thereof on relationships, contractual or otherwise, with customers, suppliers, distributors, partners, employees or regulators, or any Action arising from or relating to this Agreement, any other Transaction Document or the Transactions (provided, that, this clause (b)(ii) shall not apply to any representation or warranty to the extent the purpose thereof is to address consequences resulting from the executed, announcement or performance of this Agreement or the pendency of the Transactions), (iii) acts of war (whether or not declared), military activity, sabotage, cyber incident, civil disobedience or domestic or international terrorism, or any escalation or worsening or de-escalation or improvement thereof, (iv) volcanoes, tsunamis, pandemics, epidemics, disease outbreaks or other public health conditions (or restrictions that relate to, or arise out of, a pandemic, epidemic or disease outbreak), earthquakes, floods, hurricanes, wildfires, blackouts, tornados or other natural disasters, weather-related events, force majeure events or other comparable events, or any escalation or worsening or de-escalation or improvement thereof, (v) any action taken by the Seller or any Transferred Entity that is required by this Agreement or any other Transaction Document (other than the Internal Reorganization), or the failure to take any action by the Seller or any Transferred Entity if that action is not permitted by this Agreement or any other Transaction Document (other than the Internal Reorganization) or which the Purchaser has requested in writing, (vi) any change resulting or arising from the identity of the Purchaser or any of its Affiliates, (vii) any change or prospective change in the credit ratings of the Seller or (viii) any failure by the Business or the Seller to meet any internal or published projections, forecasts, guidance, estimates, milestones, budgets or internal or published financial or operating predictions of revenue, earnings, cash flow or cash position (it being understood that the exceptions in clause (viii) shall not prevent or otherwise affect a determination that the underlying cause of any such change or failure referred to therein (if not otherwise falling within any of the exceptions provided by clause (a) and clauses (b)(i) through (vi) hereof) is a Material Adverse Effect); provided, further that any effect, change, event, circumstance, condition, development or occurrence referred to in clause (a) or clauses (b)(i), (b)(iii) or (b)(iv) may be taken into account in determining whether there has been, or would reasonably be expected to be, a Material Adverse Effect to the extent such effect, change, event, circumstance, condition, development or occurrence has a material disproportionate adverse effect on the Business and the Transferred Entities, taken as a whole, as compared to other participants in the industry in which the Business operates (in which case only such incremental disproportionate impact or impacts may be taken into account in determining whether there has been or would reasonably be expected to be a Material Adverse Effect).

“MBR Authority” means authorization by FERC pursuant to Section 205 of the FPA to sell electric energy, capacity and/or certain ancillary services at market-based rates, acceptance by FERC of a tariff providing for any such sales, and approval by FERC of such regulatory waivers and blanket authorizations as are customarily granted by FERC to “persons,” as defined in the FPA, authorized to sell electric power at market-based rates, including blanket authorization under Section 204 of the FPA and FERC’s regulations at 18 C.F.R. Part 34 to issue securities and assume liabilities.

“Multiemployer Plan” has the meaning set forth in the definition of “Controlled Group Liability”.

“NERC” means the North American Electric Reliability Corporation and any “Regional Entity” delegated with authority pursuant to 18 C.F.R. § 39.8, and any successor thereto.

“NGA” means the Natural Gas Act, 15 U.S.C. §§ 717-717W, and the regulations promulgated thereunder.

“NGPA” means the Natural Gas Policy Act of 1978, 15 U.S.C. §§ 3302-3432, and regulations promulgated thereunder.

“Non-Legacy Environmental Liabilities” means any Environmental Liability to the extent arising out of or relating to any Company Site or the ownership or operation of the Business, whether incurred or arising before, on or after the Closing Date, but excluding Business Decommissioning Liabilities and Legacy Environmental Liabilities.

“Non-Legacy Pending Remedial Obligations” means obligations to conduct Remedial Actions associated with Non-Legacy Environmental Liabilities, as being conducted on the Closing Date pursuant to the documents set forth on Section 1.01(i) of the Disclosure Letter, but only with respect to Releases of Hazardous Materials that have been identified as of the Closing Date.

“Non-U.S. Transferred Employee” means any Transferred Employee who is not a U.S. Transferred Employee.

“OFAC” has the meaning set forth in the definition of “Sanctioned Person”.

“Parent Group” means, collectively, Parent and each of its Subsidiaries.

“Patents” has the meaning set forth in the definition of “Intellectual Property”.

“Permitted Lien” means (a) Liens for Taxes, assessments or other charges by Governmental Authorities not yet due and payable, or the amount or validity of which is being contested in good faith and by appropriate proceedings and for which adequate reserves have been established in the Financial Statements in accordance with GAAP, (b) mechanics’, materialmen’s, carriers’, workmen’s, warehouseman’s, repairmen’s, landlords’ and similar Liens which arise in the ordinary course of business and that are not yet due and payable or the amount or validity of which is being contested in good faith and by appropriate proceedings, (c) Liens arising under conditional sales contracts or equipment leases with third parties entered into in the ordinary course of business, (d) easements, covenants, rights-of-way leases, licenses and other similar restrictions of record affecting title to Real Property, none of which materially interferes with the present use or occupancy of the related Real Property, (e) requirements of zoning, building, land use and other similar Laws that are not violated in any material respect by the current use or occupancy of the Real Property, (f) terms, conditions, reservations and restrictions under leases, subleases, licenses or occupancy agreements, including statutory Liens of landlords, affecting any Leased Real Property, none of which materially interferes with the present use of such Leased Real Property, (g) Liens that have been placed by any developer, landlord, superior lessor or other third party on Leased Real Property or property over which the Seller or any of its Affiliates have easement rights and subordination or similar agreements relating thereto that do not materially interfere with the current use or occupancy of such real property, (h) Liens created by or for the benefit of the Purchaser or any of its Affiliates, (i) non-exclusive licenses of any Intellectual Property granted by the Seller or a Transferred Entity in the ordinary course of business, (j) Liens discharged at or prior to the Closing and (k) other imperfections of title or non-monetary Liens, if any, that, individually or in the aggregate, do not impair, and are not reasonably likely to impair, the continued use and operation of the assets to which they relate in the conduct of the Business.

“Person” means an individual, corporation, limited liability company, partnership, joint venture, association, trust, unincorporated organization or any other entity, including a Governmental Authority.

“Personally Identifiable Information” means any and all (a) information or data that identifies an individual, or (b) information that otherwise constitutes “personal information”, “personal data”, “personally identifiable information”, or other similar terms under Information Security and Privacy Laws.

“Phase 1 Internal Reorganization Steps” means the internal reorganization of the Parent Group that occurred prior to the date hereof pursuant to the reorganization plan set forth on Section 1.01(e)(i) of the Disclosure Letter.

“Phase 2 Internal Reorganization Steps” means the internal reorganization of the Parent Group to be effectuated following the date hereof and prior to Closing in accordance with the reorganization plan set forth on Section 1.01(e)(ii) of the Disclosure Letter.

“Post-Closing Tax Period” means any taxable period (or portion of any Straddle Period) that begins after the Closing Date.

“Pre-Closing Separate Return” means any Tax Return required to be filed by or with respect to any Transferred Entity for any taxable period that ends on or before the Closing Date or for any Straddle Period, other than a Tax Return with respect to a Seller Consolidated Group.

“Pre-Closing Tax Period” means any taxable period (or portion of any Straddle Period) ending on or before the Closing Date.

“Proceeding” means any lawsuit, claim, suit, action, arbitration or similar legal proceeding before a Governmental Authority having jurisdiction over the subject matter thereof and the parties thereto.

“PUHCA” means the Public Utility Holding Company Act of 2005, as amended, 42 U.S.C. §§ 16451, et seq., and the regulations promulgated thereunder.

“Purchaser Fundamental Representations” means Section 5.01 (Organization; Standing), Section 5.02(a) (Authority) and Section 5.07 (Brokers and Other Advisors).

“PURPA” means the Public Utility Regulatory Policies Act of 1978, as amended, 16 U.S.C. §§ 2601 et seq., and the regulations promulgated thereunder.

“QF” means a “qualifying facility” and a “qualifying cogeneration facility” as defined in Section 3(18) of the FPA, 16 U.S.C. § 796(18), and FERC’s regulations implementing PURPA.

“Records” means all books and records related to the Business, including all Tax records, Tax Returns and Tax-related workpapers, books of account, stock records and ledgers, financial, accounting and personnel records, invoices, customers’ and suppliers’ lists, other distribution lists, sales and purchase records and operating, production and other manuals, in any form or medium.

“Release” means any release, spill, leak, pumping, pouring, emptying, emission, dispersal, discharge, injection, escape, leaching, migration, disposal, deposit or dumping (including the abandonment or discarding of barrels, containers and other closed receptacles containing any Hazardous Material).

“Remedial Action” means all actions pursuant to any Environmental Law or any Environmental Permit to (a) clean up, remove, treat, or in any other way address or remediate any presence or Release of any Hazardous Material; (b) prevent the Release of any Hazardous Material so that it does not migrate, endanger or threaten to endanger human health or welfare or the environment; (c) perform studies, assessments, investigations and monitoring or post-remedial monitoring, inspections or care related to any presence or Release of any Hazardous Material; or (d) otherwise achieve compliance or address any non-compliance with any Environmental Law or Environmental Permit.

“Remediation Management Agreement” means the remediation management agreement to be entered into as of the Closing Date by and among Glenn Springs Holdings, Inc., a Delaware corporation, the Seller, ERH and the Company, substantially in the form attached as Exhibit C hereto and including the schedules thereto.

“Replacement Benefit Plan Liabilities” means all Losses arising out of or relating to (a) the establishment and administration by the Seller and its Affiliates (including actions by ERISA fiduciaries of a Business Benefit Plan) of the Replacement Benefit Plans or (b) the continued participation of the Transferred Employees (or their dependents and beneficiaries) in the Business Benefit Plans (other than Assumed Benefit Plans) from and after the Closing Date.

“Representatives” means, with respect to any Person, its officers, directors, employees, consultants, agents, financial advisors, investment bankers, attorneys, accountants, fiduciary committees, other advisors and other representatives.

“Restricted Cash” means, as of any date of determination, (i) cash, cash equivalents or marketable securities of a Person which are not freely usable or distributable by such Person because they are subject to restrictions on use or distribution by Law or Contract, and (ii) with respect to cash, cash equivalents or marketable securities of a Person that are held in a jurisdiction outside the United States, solely to the extent the amount of such cash, cash equivalents or marketable securities exceeds the amount required to be held in such jurisdiction for ordinary course operations, the amount of withholding Taxes that would be incurred in the applicable jurisdiction in connection with the repatriation of such cash, cash equivalents or marketable securities to the United States.

“Sanctioned Country” means any country or region or government thereof that is, or has been since April 24, 2019, the subject or target of comprehensive Sanctions (including Cuba, Iran, North Korea, Syria, and the Crimea region and the so-called Donetsk People’s Republic and Luhansk People’s Republic in Ukraine).

“Sanctioned Person” means any Person that is (a) listed on any Sanctions-related list of designated or blocked persons, including the U.S. Department of the Treasury Office of Foreign Assets Control’s (“OFAC”) List of Specially Designated Nationals and Blocked Persons, or the government of Venezuela; (b) located, organized, or ordinarily resident in a Sanctioned Country; (c) in the aggregate, 50 percent or greater owned, directly or indirectly, or otherwise controlled by a Person or Persons described in clauses (a)-(b); or (d) any national of a Sanctioned Country with whom U.S. persons are prohibited from dealing.

“Sanctions” means all U.S. and non-U.S. Laws relating to economic or trade sanctions, including the Laws administered or enforced by the United States (including by OFAC), the European Union and enforced by its member states, the United Nations, and His Majesty’s Treasury.

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002.

“SEC” means the United States Securities and Exchange Commission or any successor agency thereto.

“Security Breach” means (i) any breach of security, phishing incident, ransomware or malware attack affecting or involving any IT Systems, (ii) unauthorized processing or disclosure, acquisition, use, alteration or destruction of, or access to any Personally Identifiable Information or material Trade Secrets in the possession of, or processed by or on behalf of, the Business.

“Seller Consolidated Group” means any consolidated, combined or unitary Tax group that includes Parent or any of its Affiliates (other than any such group consisting solely of Transferred Entities).

“Seller Equity Award” means each equity-based award granted under Parent’s Amended and Restated 2015 Long-Term Incentive Plan and Parent’s Phantom Share Unit Award Plan or otherwise.

“Seller Fundamental Representations” means Section 4.01 (Organization; Standing), Section 4.02(a) (Authority), Section 4.04(a) (Capitalization), Section 4.04(b) (Title to Transferred Interests) and Section 4.20 (Brokers and Other Advisors).

“Seller Indemnified Taxes” means (without duplication): (a) all Taxes of the Transferred Entities for any Pre-Closing Tax Period; (b) all Taxes arising under Treasury Regulations Section 1.1502-6 (or any comparable provision of applicable Tax Law) for which any Transferred Entity becomes liable as a result of being or having been at any time before the Closing part of a consolidated, combined or unitary Tax group; (c) all Taxes for which any Transferred Entity becomes liable as a transferee or successor or otherwise by operation of Law, in each case, relating to an event or transaction occurring prior to the Closing; (d) all Taxes of a Transferred Entity imposed with respect to the Internal Reorganization; and (e) all non-resident capital gains and withholding Taxes (other than withholding Taxes actually withheld by the Purchaser under Section 2.05) imposed by Chile (or any jurisdiction thereof) with respect to the purchase and sale of the Transferred Interests; provided that, for the avoidance of doubt, (i) consistent with Section 10.06(a)(vi), no amount shall constitute a Seller Indemnified Tax to the extent such amount was taken into account in computing the Income Tax Amount or  Closing Working Capital, in each case, as finally determined, or was paid (or caused to be paid) by the Seller pursuant to Section 7.09(g); (ii) Taxes described in this definition shall not include any “imputed underpayment” of a Transferred Entity that is classified as a partnership for U.S. federal income Tax purposes to the extent such “imputed underpayment” is attributable to a partner other than Seller or any of its Affiliates (including a Transferred Entity); and (iii) any Transfer Taxes required to be borne by the Purchaser pursuant to Section 7.09(a) shall not constitute Seller Indemnified Taxes.

“Seller Marks” means all Trademarks owned, used or held for use by the Seller or its Affiliates (excluding the Transferred Entities), alone or in combination with other words or elements, any derivations, adaptations, translations, or abbreviations thereof, and all Trademarks confusingly similar thereto or dilutive thereof, other than Trademarks constituting Company Owned Intellectual Property.

“Seller Party” means the Seller and ERH.

“Specified Capital Expenditure Amount” means the aggregate amount of any capital accruals or payables for any work or services performed as of the Closing Date in connection with the Specified Capital Expenditure Projects that have not been paid as of the Closing Date.

“Specified Capital Expenditure Projects” means the capital expenditure projects set forth on Section 1.01(j) of the Disclosure Letter.

“Specified Tax Representations” means the representations or warranties of the Seller in Section 4.11(h) and Section 4.11(l).

“SRP” means the Occidental Petroleum Corporation Supplemental Retirement Plan II, effective as of January 1, 2005 and amended and restated as of July 1, 2020.

“Straddle Period” means any taxable period that includes but does not end on the Closing Date.

“Subsidiary”, when used with respect to any Person, means any corporation, limited liability company, partnership, association, trust or other entity of which securities or other ownership interests representing more than 50% of the ordinary voting power (or, in the case of a partnership, more than 50% of the general partnership interests) are, as of such date, owned by or Controlled by such Person or one or more Subsidiaries of such Person or by such Person and one or more Subsidiaries of such Person.

“Target Working Capital” means $650,000,000.

“Tax” means any U.S. federal, state or local or non-U.S. tax, fee, levy, impost, duty, custom, withholding or other similar charge or assessment, (including any income, gross receipts, sales, use, value added, services, transfer, registration, stamp, property, ad valorem, franchise, profits, license, premium, payroll, employment, unemployment, social security (or similar), occupation, excise, severance, production, fuel, gas import, escheat, abandoned or unclaimed property, environmental, windfall profits, estimated, alternative or add-on minimum tax), in each case in the nature of a tax together with any interest, penalty and addition thereto, imposed by a Governmental Authority (including any inflation adjustment imposed by Chile (or any jurisdiction thereof)).

“Tax Action” means any audit, examination, contest, litigation or other proceeding with or against any Taxing Authority.

“Tax Return” means any (a) return, form, statement, report, information return, disclosure, claim or declaration, including any supplement, schedule or attachment thereto and any amendment thereof, with respect to Taxes that is filed or required to be filed with a Taxing Authority, and (b) foreign bank account report, including any supplement, schedule or attachment thereto and any amendment thereof, that is filed or required to be filed with a Taxing Authority.

“Taxing Authority” means any Governmental Authority having the power to regulate, impose or collect Taxes.

“Trade Secrets” has the meaning set forth in the definition of “Intellectual Property”.

“Trademarks” has the meaning set forth in the definition of “Intellectual Property”.

“Transaction Documents” means, collectively, this Agreement and the agreements and instruments executed and delivered in connection with the Transactions, including (a) the Guaranty, (b) the Transition Services Agreement, (c) Remediation Management Agreement, (d) the Internal Reorganization Documentation, (e) the Master RELA(s) (if any), (f) the Ground Lease and Reciprocal Access Agreement and (g) the other documents and agreements contemplated hereby and thereby.

“Transaction Expenses” means an amount equal to, without duplication, (a) all fees, costs and expenses incurred on or prior to the Closing by any of the Transferred Entities in connection with the Transactions (including the Internal Reorganization) and the Transaction Documents, including all fees and expenses of legal counsel, investment bankers, accountants and other similar advisors payable in connection with this Agreement, the other Transaction Documents and the Transactions by any of the Transferred Entities and (b) any single-trigger bonuses or similar compensatory amounts payable to any Transferred Employee solely as a result of the consummation of the Transactions, including the employer portion of any employment, payroll, social security or similar Taxes payable in connection therewith, in the case of each of clause (a) and (b), only to the extent not fully paid and discharged by or on behalf of a Transferred Entity as of the Closing Date.  For the avoidance of doubt, Transaction Expenses shall not include (w) any amounts payable to directors, officers or consultants or Business Employees, in each case, as a result of any actions taken by the Purchaser or any of its Affiliates following the Closing, (x) any fees, costs or expenses incurred by the Purchaser or any of its Affiliates in connection with the Transactions whether or not billed or accrued (including any fees, costs and expenses of any financial advisor, legal counsel, accountant, agent, auditor, broker, expert or other advisor or consultant retained by or on behalf of the Purchaser), (y) any amounts included in the calculation of Closing Indebtedness or Closing Working Capital or (z) any fees, costs or expenses incurred by the Parent Group after the Closing.

“Transactions” means the consummation of the purchase and sale of the Transferred Interests and the other transactions contemplated by this Agreement and the other Transaction Documents, including the Internal Reorganization.

“Transaction Tax Deductions” means income Tax deductions attributable to the payment of Transaction Expenses and the payment of Closing Indebtedness (including amounts that would have been included in the calculation of Transaction Expenses and Closing Indebtedness but for the fact that such amounts were paid prior to 12:01 a.m., New York City time, on the Closing Date).

“Transferred Employee” means each Business Employee who, as of the Closing Date (or, if applicable, such later date that such employee commences employment with the Purchaser or one of its Affiliates), becomes an employee of the Purchaser or one of its Affiliates whether by operation of Law, pursuant to the transfer of the Transferred Interests to the Purchaser or its Affiliates or by acceptance of the Purchaser’s or one of its Affiliate’s offer of employment pursuant to Section 7.05(a).

“Transferred Entities” means the Company and the Company Subsidiaries, including for the avoidance of doubt, the Transferred JVs; provided that, for the purposes of the representations and warranties contained in Article IV, to the extent such representations and warranties apply to the Transferred Non-Control JVs, such representations and warranties shall be deemed to have been made at the applicable time subject to the Knowledge of the Seller, solely to the extent applicable to such Transferred Non-Control JVs.

“Transferred Control JV” means Ingleside Ethylene, LLC, a Texas limited liability company.

“Transferred JVs” means Transferred Control JV and Transferred Non-Control JVs.

“Transferred Non-Control JVs” means MTD Pipeline, LLC, a Delaware limited liability company and Armand Products Company.

“Transition Services Agreement” means the transition services agreement to be entered into as of the Closing Date by and between the Seller and the Purchaser, substantially in the form attached as Exhibit B hereto and including the schedules thereto.

“Treasury Regulations” means the final, temporary and (to the extent they can be relied upon) proposed regulations under the Code, as promulgated from time to time, including corresponding provisions and succeeding provisions, as in effect for the relevant taxable period.

“U.S. Transferred Employee” means any Transferred Employee who is principally employed in the United States as of the Closing Date (or, if applicable, such later date that such employee commences employment with the Purchaser or one of its Affiliates).

“Willful Breach” means a material breach of, or failure to perform any of the covenants or other agreements contained in, this Agreement that is a consequence of an act or failure to act by the breaching or non-performing party with actual knowledge, or knowledge that a Person acting reasonably under the circumstances should have, that such party’s act or failure to act (including acts or failures to act by a party’s Representative at the direction of such party) would, or would reasonably be expected to, result in or constitute a breach of or failure of performance under this Agreement.

SECTION 1.02.          Other Defined Terms.  The following terms are defined in the Section of this Agreement set forth after such term below:

Terms Not Defined in Section 1.01	Section
2020 Banked Hours	Section 7.05(c)(x)
401(k) Plan	Section 7.05(b)(v)(A)
Access Exceptions	Section 7.03(a)
Accrued PTO	Section 7.05(c)(x)
Acquisition Engagement	Section 11.11(a)
Action	Section 4.09
Active Alkali Participants	Section 7.05(c)(iv)(C)
Active Employee	Section 7.05(a)(iii)
Active Pure Participants	Section 7.05(c)(iv)(B)
Affiliate Agreement	Section 7.08(b)
Agreement	Preamble
Alkali Plan	Section 7.05(c)(iv)(C)
Allocation Methodology	Section 3.04(a)
Announcement	Section 7.02
Anti-Corruption Laws	Section 4.10(d)
Antitrust Remedial Action	Section 7.01(c)
Authorization	Section 4.03
Balance Sheet Date	Section 4.07(b)
Bankruptcy and Equity Exception	Section 4.02(a)
Business Assets	Section 4.06
Business DC Plans	Section 7.05(c)(vi)(A)
Business Employee List	Section 4.13(b)
Cap	Section 10.06(a)(i)
Claim	Section 7.13(b)
Closing	Section 3.01
Closing Date	Section 3.01
Closing Statement	Section 2.04(a)
COBRA	Section 7.05(c)(ii)
Combined Plan	Section 7.05(c)(iv)(A)
Company	Recitals
Confidentiality Agreement	Section 7.03(b)
Continuation Period	Section 7.05(b)(i)
Contracting Parties	Section 11.10
Credit Support Item	Section 7.10
Deducting Seller Party	Section 7.09(j)

Terms Not Defined in Section 1.01	Section
Deferred Compensation Plans	Section 7.05(b)(v)(A)
Development Contracts	Section 4.16(f)
Disclosure Letter	Article IV
DOJ	Section 7.01(e)
ERH	Preamble
Estimated Cash	Section 2.03(a)(i)
Estimated Closing Statement	Section 2.03(a)
Estimated Indebtedness	Section 2.03(a)(i)
Estimated Transaction Expenses	Section 2.03(a)(i)
Estimated Working Capital	Section 2.03(a)(i)
Existing Counsel	Section 11.11(a)
FCPA	Section 4.10(d)
Filing	Section 4.03
Final Adjustment Amount	Section 2.04(g)
Final Allocation	Section 3.04(c)
Final Purchase Price Adjustment	Section 2.04(g)
FTC	Section 7.01(e)
Improvements	Section 4.16(d)
Inactive Employee	Section 7.05(a)(iv)
Indemnified Party	Section 10.05(a)(i)
Indemnifying Party	Section 10.05(a)(i)
Indemnitee	Section 7.13(a)
Indemnitees	Section 7.13(a)
Information Security and Privacy Requirements	Section 4.15(g)
ISRA	Section 7.01(g)
ISRA Filing	Section 7.01(g)
IT Systems	Section 4.15(f)
Joint Litigation	Section 10.05(a)(iv)
Judgment	Section 4.09
Laws	Section 4.10(a)
Leased Real Property	Section 4.16(a)
Legacy Deduction	Section 7.09(j)
Legal Impediment	Section 6.02(b)
Master RELA	Section 7.18
Material Business Contract	Section 4.17(a)
Nonparty Affiliates	Section 11.10
Non-Third Party Claim	Section 10.05(b)
Non-U.S. Transferred Union Employees	Section 7.05(b)(iii)
Notice of Disagreement	Section 2.04(b)
Offer Employee	Section 7.05(a)(iii)
Other Governmental Consents	Section 4.03
Other Required Antitrust Laws	Section 4.03
Owned Real Property	Section 4.16(a)
Parent	Recitals
Permits	Section 4.10(c)

Terms Not Defined in Section 1.01	Section
Proposed Allocation	Section 3.04(a)
Purchaser	Preamble
Purchaser Alkali Plan	Section 7.05(c)(iv)(C)
Purchaser De Minimis Threshold	Section 10.06(a)(i)
Purchaser Deductible	Section 10.06(a)(i)
Purchaser Entity	Section 5.01
Purchaser Indemnitees	Section 10.02
Purchaser Party	Section 7.09(j)
Purchaser PURE Plan	Section 7.05(c)(iv)(B)
PURE Plan	Section 7.05(c)(iv)(B)
Real Property	Section 4.16(a)
Real Property Lease	Section 4.16(c)
Registered Intellectual Property	Section 4.15(a)
Replacement Benefit Plans	Section 7.05(b)(v)(A)
Retained OPEB Participants	Section 7.05(c)(v)
Section 197 Election	Section 7.09(c)(ii)
Section 197 Statement	Section 7.09(c)(ii)
Section 197(f)(9) Intangibles	Section 7.09(c)(ii)
Section 338 Elections	Section 7.09(c)(i)(A)
Securities Act	Section 5.06
Seller	Preamble
Seller Indemnitees	Section 10.04
Seller Mark Use Period	Section 7.15(a)
Seller Policies	Section 7.04
Shared IP Asset	Section 7.16(a)
Shared Offices	Section 7.18
Solvent	Section 4.21
Specified Tax Action	Section 7.09(i)
Tax Election Forms	Section 7.09(c)(i)(B)
Termination Date	Section 9.01(b)(i)
Third Party Claim	Section 10.05(a)(i)
Transfer Tax	Section 7.09(a)
Transfer Taxes	Section 7.09(a)
Transfer Time	Section 7.05(a)(iii)
Transferred Interests	Recitals
U.S. Transferred Union Employees	Section 7.05(b)(i)
Updated Business Employee List	Section 7.05(a)(i)
WARN	Section 7.05(f)
Workers Compensation Event	Section 7.05(c)(viii)
Wrong Pocket Asset	Section 7.16(a)

SECTION 1.03.        Interpretation.  The headings contained in this Agreement, in any Annex, Exhibit or Schedule hereto and in the table of contents to this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.  All Annexes, Exhibits and Schedules attached hereto or referenced to herein are hereby incorporated in and made a part of this Agreement as if set forth in full herein.  Any capitalized terms used in any Annex, Exhibit or Schedule but not otherwise defined therein shall have the meaning defined in this Agreement.  The definitions of terms herein shall apply equally to the singular and plural forms of the terms defined.  Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms.  All references herein to “dollars”, “U.S. Dollars” or “$” shall be deemed to be references to the lawful money of the United States.  All provisions herein qualified by the term “domestic” or “foreign” shall be construed on the basis that the United States is the relevant domestic country.  The words “include”, “includes” and “including” shall be deemed to be followed by the phrase “without limitation”.  The word “will” shall be construed to have the same meaning and effect as the word “shall”.  If any time period for giving notice or taking action hereunder expires on a day which is not a Business Day, the time period shall automatically be extended to the Business Day immediately following such non-Business Day.  Unless the context requires otherwise (a) any definition of or reference or citation to any Law, Contract or other document herein shall be construed as referring or citing to such Law, Contract or other document as from time to time amended, supplemented or otherwise modified, including by succession of comparable successor Laws, and to the rules and regulations promulgated thereunder (unless the amendment of such Contract is prohibited hereunder), (b) any reference herein to any Person shall be construed to include such Person’s successors and permitted assigns, (c) the words “herein”, “hereof” and “hereunder”, and words of similar import, shall be construed to refer to this Agreement in its entirety and not to any particular provision hereof, (d) all references herein to Articles, Sections, Annexes, Exhibits and Schedules shall be construed to refer to Articles and Sections of, and Annexes, Exhibits and Schedules to, this Agreement, (e) the words “asset” and “property” shall be construed to have the same meaning and effect and to refer to any and all tangible and intangible assets and properties, (f) all accounting terms not specifically defined herein shall be construed in accordance with the Accounting Principles, (g) this Agreement shall be deemed to have been drafted jointly by the Purchaser and the Seller, and this Agreement shall not be construed against any party as the principal draftsperson hereof, (h) the word “or” shall not be exclusive, (i) the phrase “to the extent” shall mean the degree to which a subject or other item extends and shall not simply mean “if”, (j) the phrases “provided”, “delivered”, or “made available” or words of similar import, when used in this Agreement, shall mean that the documents, items or information has been provided directly to the Purchaser or its Representatives or posted in the “data room” (virtual) hosted by Datasite as of two Business Days prior to the date hereof and established by the Seller or its Representatives and to which the Purchaser and its Representatives have had access prior to the date of this Agreement (it being agreed that the Purchaser and its Representatives shall be deemed to have had access to such documents, items or information where the same was provided to a limited number of the Purchaser’s Representatives pursuant to a “clean team” agreement or other agreed upon restrictions) and (k) all references herein to the “parties” are to the Purchaser, the Seller and ERH (solely for purposes of Section 4.01, Section 4.02, Section 4.03, Section 7.09(j), and Article X), and a “party” means, as applicable, the Purchaser, the Seller or ERH (solely for purposes of Section 4.01, Section 4.02, Section 4.03, Section 7.09(j) and Article X).

ARTICLE II

Purchase and Sale

SECTION 2.01.          Purchase and Sale.

(a)         Upon the terms and subject to the terms and conditions set forth in this Agreement, at the Closing the Seller shall sell, assign, transfer, convey and deliver to the Purchaser, and the Purchaser shall purchase, acquire and accept from the Seller all of the Seller’s rights, title and interests in, to and under the Transferred Interests, in each case free and clear of any Liens (other than transfer restrictions under applicable securities Laws or under the organizational documents of the Company or those resulting from actions taken by the Purchaser or any of its Affiliates) in exchange for the consideration set forth herein.

SECTION 2.02.         Purchase Price.  Subject to the terms and conditions hereof, at the Closing, the Purchaser shall pay or cause to be paid to the Seller (or to one or more Affiliates of the Seller as designated by the Seller in such amounts designated by the Seller), in immediately available funds by wire transfer to one or more bank accounts designated by the Seller at least two (2) Business Days prior to the Closing Date, cash in U.S. Dollars in an amount equal to the Closing Purchase Price.

SECTION 2.03.          Estimated Closing Statement.

(a)        No later than 5:00 p.m., New York City time, on the date which is two (2) Business Days prior to the Closing Date, the Seller shall prepare in good faith and deliver to the Purchaser: a written statement (the “Estimated Closing Statement”) setting forth:

(i)          the Seller’s good faith estimate of (A) Closing Cash (“Estimated Cash”), (B) Closing Working Capital (“Estimated Working Capital”), (C) the Estimated Excess Amount, if any, (D) the Estimated Shortfall Amount, if any, (E) Closing Indebtedness (“Estimated Indebtedness”), (F) Transaction Expenses (the “Estimated Transaction Expenses”) and (G) the Closing Purchase Price (in each case, including a reasonably detailed summary of the calculations made to arrive at such amounts).

(ii)        a list of and, as applicable and to the extent received from the applicable payee, payment instructions for the payment of, the Estimated Transaction Expenses; and

(iii)       a designation of a bank account, and payment instructions therefor, for the payment of the Closing Purchase Price by the Purchaser at the Closing.

The Closing Purchase Price and its component parts described in the Estimated Closing Statement shall be prepared and calculated in accordance with the definitions of the applicable terms set forth in this Agreement, including the Accounting Principles as applicable.

(b)        At least five (5) Business Days prior to the Closing Date, Seller shall deliver to the Purchaser a draft of the Estimated Closing Statement.  The Purchaser shall be entitled to review the draft Estimated Closing Statement upon its delivery pursuant to this Section 2.03(b), and, in connection therewith, at the reasonable request of the Purchaser, (i) the Purchaser and its Representatives shall be permitted reasonable access during normal business hours, and in a manner that does not unreasonably interfere with the normal business operations of the Parent Group or the Transferred Entities, to review and obtain copies of any applicable member of the Parent Group’s books and records and any work papers (subject to the execution of customary work paper access letters if requested by the applicable member of the Parent Group’s accountant) that were used in or are reasonably related to the preparation of the Estimated Closing Statement and (ii) the Seller shall make reasonably available the applicable personnel and Representatives of the applicable members of the Parent Group to assist the Purchaser in its review of the draft Estimated Closing Statement; provided that in no event shall the exercise of the rights granted to the Purchaser and its Representatives pursuant to this clause (i) and (ii) be a basis to delay or prevent the Closing.  The Seller shall review any comments proposed by the Purchaser with respect to the draft Estimated Closing Statement and shall consider, in good faith, any such comments (which the Seller may accept or reject in its sole discretion) submitted at least one (1) Business Day prior to the delivery of the Estimated Closing Statement pursuant to Section 2.03(a).  For the avoidance of doubt, the Purchaser’s failure to propose any change with respect to the draft Estimated Closing Statement shall not impact the Purchaser’s rights with respect to proposing such change, or any other change, in the Closing Statement in accordance with Section 2.04.

SECTION 2.04.          Purchase Price Adjustment.

(a)        As promptly as practicable, and in any event within one hundred and twenty  (120) days after the Closing Date, the Purchaser shall prepare and deliver to the Seller a statement (the “Closing Statement”) setting forth the Purchaser’s good faith calculation of (i) Closing Cash, (ii) Closing Working Capital, (iii) the Closing Shortfall Amount, if any, (iv) the Closing Excess Amount, if any, (v) Closing Transaction Expenses, (vi) Closing Indebtedness, (vii) the Final Purchase Price, and (viii) the Final Purchase Price Adjustment, together with such schedules and data with respect to the determination thereof as are appropriate to support the calculations set forth in the Closing Statement.  If the Purchaser fails to so timely deliver a Closing Statement, then (x) the Seller may, in its sole discretion, elect to prepare a Closing Statement, in which case it shall notify the Purchaser of such election within ten (10) days after the date the Purchaser was required to deliver a Closing Statement pursuant to this Section 2.04 and shall prepare and deliver a Closing Statement within one hundred and twenty (120) days after delivery of such notice (and the Closing Statement shall become final and binding unless the Purchaser notifies the Seller of its disagreement with such Closing Statement in accordance with the terms of Section 2.04(b) mutatis mutandis) or (y) if the Seller fails to so timely deliver a notice to Purchaser or Closing Statement, the Estimated Closing Statement shall be final and binding.  The Closing Statement shall be prepared in accordance with the terms of this Agreement and the Accounting Principles.  The parties agree that the purpose of preparing the Closing Statement and determining Closing Cash, Closing Working Capital, the Closing Shortfall Amount, if any, the Closing Excess Amount, if any, Closing Transaction Expenses and Closing Indebtedness and the related adjustments contemplated by this Section 2.04 is to measure the amount of Closing Cash, Closing Working Capital, the Closing Shortfall Amount, if any, the Closing Excess Amount, if any, Closing Transaction Expenses and Closing Indebtedness and the Final Purchase Price derived therefrom in accordance with the terms of this Agreement and the Accounting Principles, and such process is not intended to permit the introduction of different accounting methods, policies, principles, practices, procedures, judgments, classifications or estimation methodologies for the purpose of determining the Closing Cash, Closing Working Capital, the Closing Shortfall Amount, if any, the Closing Excess Amount, if any, Closing Transaction Expenses and Closing Indebtedness other than those set forth in the Accounting Principles or except as mutually agreed by the parties.  Following the delivery of the Closing Statement, the Purchaser shall provide the Seller and its Representatives with reasonable access to the Records, work papers and other documents that were used in the preparation of, or otherwise relate to, the Closing Statement, Representatives, relevant personnel and properties of the Purchaser and its Subsidiaries, to permit the Seller to review the Closing Statement and the Purchaser’s calculation of Closing Cash, Closing Working Capital, the Closing Shortfall Amount, if any, the Closing Excess Amount, if any, Closing Transaction Expenses, Closing Indebtedness, the Final Purchase Price and the Final Purchase Price Adjustment as set forth therein.

(b)        The Closing Statement shall become final and binding upon the parties on the sixty (60th) day following receipt thereof by the Seller, unless the Seller gives written notice to Purchaser of its disagreement with the Closing Statement and any item or calculation set forth therein (a “Notice of Disagreement”) to the Purchaser prior to such date.  Any Notice of Disagreement shall specify in reasonable detail each item or calculation subject to disagreement, the nature and basis of any such disagreement so asserted and include the Seller’s calculation of each disputed item or calculation, and each item or calculation contained in the Final Purchase Price.  If a timely Notice of Disagreement is received by the Purchaser, then the Closing Statement (as revised in accordance with this sentence) shall become final and binding upon the parties on the earlier of (i) the date on which the Purchaser and the Seller resolve in writing any differences they have with respect to the matters specified in the Notice of Disagreement and (ii) the date on which all such disputed matters are finally resolved in writing by the Independent Expert pursuant to the procedures set forth in this Section 2.04.  During the sixty (60) day period following the delivery of a Notice of Disagreement, the Purchaser and the Seller shall work in good faith to resolve in writing any differences that they may have with respect to the matters specified in the Notice of Disagreement and agree on a final and binding determination of such disputed items or calculations.

(c)         At the end of the sixty (60) day period following delivery of the Notice of Disagreement, the Purchaser and the Seller shall submit to the Independent Expert for review any and all matters that remain in dispute and were included in the Notice of Disagreement.  The parties shall instruct the Independent Expert to render its decision as to such disputed items and the effect of its decision on the Closing Statement as promptly as practicable but in no event later than thirty (30) days after the date of such submission.  Each party shall furnish to the Independent Expert such working papers and other relevant documents and information relating to the disputed items, and shall provide interviews, answer questions and otherwise cooperate with the Independent Expert as the Independent Expert may reasonably request in connection with its determination of such disputed items.  In the event either party shall participate in teleconferences or meetings with, or make presentations to, the Independent Expert, the other party shall be entitled to reasonable advance notice of, and to participate in, such teleconferences, meetings or presentations.  The terms of appointment and engagement of the Independent Expert shall be as agreed upon between the parties in writing.  In resolving any such disputed item, the Independent Expert (i) shall act in the capacity of an expert and not as an arbitrator, (ii) shall limit its review to matters specifically set forth in the Notice of Disagreement as to a disputed item (other than matters thereafter resolved by mutual written agreement of the parties) and whether or not such disputed item has been determined in accordance with the terms of this Agreement and the Accounting Principles and (iii) shall not assign a value to any disputed item greater than the greatest value for such item claimed by either party or less than the smallest value for such item claimed by either party in the Closing Statement or in the Notice of Disagreement, as applicable.  The Independent Expert is not authorized to, and shall not, make any other determination, including (A) any determination with respect to any matter included in the Closing Statement or the Notice of Disagreement that was not submitted for resolution to the Independent Expert, (B) any determination as to whether the Accounting Principles were followed with respect to the Financial Statements, (C) any determination as to the accuracy of any representation or warranty in this Agreement, (D) any determination as to compliance by any party with any of its respective covenants in this Agreement or (E) any determination that an issue was not properly included by the Seller in the Notice of Disagreement.  A copy of all materials submitted to the Independent Expert by the Seller or the Purchaser, as applicable, shall be provided to such other party concurrently with the submission thereof to the Independent Expert.  For the avoidance of doubt, neither the Seller nor the Purchaser shall have any ex parte communication (whether written or oral) with the Independent Expert.  Any dispute not within the scope of the disputed items to be resolved by the Independent Expert pursuant to this Section 2.04 shall be resolved as otherwise provided in this Agreement.  Any determination by the Independent Expert, and any work or analyses performed by the Independent Expert, may not be offered as evidence of a breach of Section 4.07, a breach of any other representation or warranty in this Agreement or a breach of any covenant in this Agreement (other than a breach of this Section 2.04) in any Action.

(d)        The final determination by the Independent Expert of the disputed items submitted to it pursuant to this Section 2.04 shall (i) be in writing, (ii) include the Independent Expert’s calculation of the Final Purchase Price and each component thereof, (iii) include the Independent Expert’s determination of each disputed item submitted to it pursuant to this Section 2.04 and (iv) include a brief summary of the Independent Expert’s reasons for its determination regarding each such disputed item.

(e)         The final determination of the disputed items by the Independent Expert shall be final and binding upon the parties (absent manifest error or Fraud) and an order may be entered in respect thereof by a court having jurisdiction over the party against which such determination is to be enforced.  Any determination by Independent Expert, and any work or analysis performed by the Independent Expert in connection with its resolution of any dispute under this Section 2.04, shall not be admissible in evidence in any Proceeding between Seller and Purchaser, other than to the extent to enforce any payment obligation under this Section 2.04.  Each party agrees that it shall not have any right to, and shall not, institute any Action of any kind challenging such determination by the Independent Expert, which shall be the sole remedy of the parties with respect to the items properly subject to submission to the Independent Expert under this Section 2.04, except that the foregoing will not preclude an Action to enforce such determination or to challenge such determination on the ground that it was not made in accordance with the terms of this Agreement and/or for manifest error or Fraud.

(f)         The fees and expenses of the Independent Expert shall be borne by the Purchaser in the proportion that the aggregate dollar amount of the items that are successfully disputed by Seller (as finally determined by the Independent Expert) bears to the aggregate dollar amount of the items submitted to the Independent Expert and by Seller in the proportion that the aggregate dollar amount of the disputed items that are unsuccessfully disputed by Seller (as finally determined by the Independent Expert) bears to the aggregate dollar amount of the items submitted to the Independent Expert.  By way of example, should the items in dispute total in amount to $1,000 and should the Independent Expert award $600 in favor of the Seller’s position, 60% of the costs of its review would be borne by the Purchaser and 40% of the costs would be borne by the Seller.  The Independent Expert shall include such apportionment of its fees and expenses (allocated pursuant to this Section 2.04(f)) in its report to Purchaser and Seller.

(g)       Following the Closing Statement becoming final and binding upon the parties pursuant to this Section 2.04, a payment (the “Final Purchase Price Adjustment”) shall be made by or on behalf of the applicable party in accordance with this Section 2.04(g) as an adjustment to the Closing Purchase Price.  The Final Purchase Price Adjustment shall be an amount equal to the sum of (x) the Closing Purchase Price minus the Final Purchase Price plus (y) the Estimated Shortfall Amount minus the Closing Shortfall Amount (such sum of the foregoing clauses (x) and (y), the “Final Adjustment Amount”) and, (i) if the Final Adjustment Amount is positive, an amount equal to the Final Adjustment Amount shall be paid to the Purchaser (or one or more Affiliates designated by the Purchaser in such amounts designated by the Purchaser) by the Seller (or one or more Affiliates designated by the Seller in such amounts designated by the Seller) and (ii) if the Final Adjustment Amount is negative, an amount equal to the absolute value of the Final Adjustment Amount shall be paid to the Seller (or one or more Affiliates designated by the Seller) by the Purchaser (or one or more Affiliates designated by the Purchaser).  Any payments pursuant to this Section 2.04(g) shall be made in U.S. Dollars by wire transfer of immediately available funds to an account or accounts designated by the receiving party within five (5) Business Days after the Closing Statement becomes final and binding upon the parties.

SECTION 2.05.       Withholding.  The Purchaser and its Affiliates shall be entitled to deduct and withhold, or cause to be deducted and withheld, from any amount payable to the Seller or any of its Affiliates pursuant to this Agreement, any amounts required to be deducted and withheld under applicable Tax Law.  The Purchaser shall provide the Seller with a written notice of its (or its Affiliates’) intention to deduct or withhold promptly after determining such deduction or withholding may be required and, in any event, shall use commercially reasonable efforts to provide such notice at least five (5) Business Days prior to any such deduction or withholding.  The applicable parties shall reasonably cooperate, and shall cause their respective Affiliates to reasonably cooperate, in order to reduce or eliminate any amounts that would be required to be deducted and withheld on payments made pursuant to this Agreement under applicable Tax Law.  To the extent that amounts are deducted or withheld and paid over to the applicable Governmental Authority in accordance with this Section 2.05, such amounts shall be treated for purposes of this Agreement as having been paid to the Person in respect of which such deduction or withholding was made.  Notwithstanding the foregoing, the parties hereto agree that, absent a change in Law after the date of this Agreement, no withholding shall be required so long as the Seller provides to the Purchaser the certificates referred to in Section 3.03(a)(ix).

ARTICLE III

Closing; Closing Deliveries

SECTION 3.01.         Closing.  The closing of the purchase and sale of the Transferred Interests and the transfer of the Transferred Employees (the “Closing”) shall take place at 10:00 a.m., New York City time, at the offices of Cravath, Swaine & Moore LLP, Two Manhattan West, 375 Ninth Avenue, New York, New York 10001 on the second (2nd) Business Day after all conditions to the obligations of the Purchaser and the Seller under Article VIII shall have been satisfied or, to the extent permitted by applicable Law, waived (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or, to the extent permitted by applicable Law, waiver of such conditions at such time), or at such other place and date as the parties may agree.  The date on which the Closing occurs is referred to herein as the “Closing Date”.

SECTION 3.02.         Effectiveness.  For all economic, accounting and Tax purposes (in each case, to the extent permitted by applicable Law), the consummation of the transactions contemplated by this Agreement shall be deemed to take place on the Closing Date at 12:01 a.m., New York City time.

SECTION 3.03.          Transactions to be Effected at the Closing.

(a)          At the Closing, the Seller shall deliver or cause to be delivered to the Purchaser the following:

(i)         evidence reasonably satisfactory to the Purchaser that the Estimated Shortfall Amount, if any, in accordance with Section 2.03 has been contributed to the Company by the Seller or its applicable Affiliates (other than the Transferred Entities) as of Closing;

(ii)         with respect to the Transferred Interests that are certificated, stock certificates representing such Transferred Interests, duly endorsed (or accompanied by stock powers endorsed in blank);

(iii)        A duly executed counterpart of the Guaranty;

(iv)        a duly executed counterpart of the Transition Services Agreement;

(v)         a duly executed counterpart of the Remediation Management Agreement;

(vi)        a duly executed counterpart of the Ground Lease and Reciprocal Access Agreement;

(vii)       a duly executed counterpart of each Master RELA (if any);

(viii)      the certificates contemplated in Section 8.02;

(ix)        a properly completed IRS Form W-9 for the Seller; and

(x)         properly completed Tax Election Forms as contemplated by Section 7.09(c).

(b)         At the Closing, the Purchaser shall deliver or cause to be delivered to the Seller or the relevant designees the following:

(i)           the Closing Purchase Price in accordance with Section 2.03;

(ii)         A duly executed counterpart of the Guaranty;

(iii)        a duly executed counterpart of the Transition Services Agreement;

(iv)        a duly executed counterpart of the Remediation Management Agreement;

(v)         a duly executed counterpart of the Ground Lease and Reciprocal Access Agreement;

(vi)        a duly executed counterpart of each Master RELA (if any);

(vii)       the certificates contemplated in Section 8.03; and

(viii)      properly completed Tax Election Forms as contemplated by Section 7.09(c).

SECTION 3.04.          Allocation of Purchase Price.

(a)       Within one hundred and twenty (120) days after determining the Final Purchase Price Adjustment pursuant to Section 2.04(g), the Purchaser shall deliver to the Seller a proposed allocation of the Final Purchase Price (together with any other amounts treated as consideration for U.S. federal income Tax purposes) among the Transferred Entities in accordance with the methodology set forth in Section 3.04(a) of the Disclosure Letter (the “Allocation Methodology”); provided that, the amount allocated to the Transferred Entities, the transfer of which are treated as asset sales for U.S. federal income Tax purposes (including, in accordance with Section 7.09(c)), shall be further allocated among the assets of such Transferred Entities in accordance with Section 1060 and Section 338 of the Code and any comparable provision of applicable Tax Law (the “Proposed Allocation”).

(b)         After receipt of the Proposed Allocation, the Seller shall promptly, but in no event later than sixty (60) days after receipt of the Proposed Allocation, review and deliver written objections, if any, to the Purchaser.  If the Seller does not deliver any written objections to the Proposed Allocation within such sixty (60)-day period, the Proposed Allocation (as prepared by the Purchaser) shall be final and binding on the parties.  If the Seller does deliver any written objections to the Proposed Allocation within such sixty (60)-day period, the Seller and the Purchaser shall negotiate in good faith to resolve such objections, and the Proposed Allocation (as amended to reflect any such resolution) shall be final and binding on the parties.

(c)        If the parties are unable to agree on an amended Proposed Allocation within sixty (60) days after the Purchaser receives the Seller’s written objections (or within such longer period as the parties may mutually agree upon in writing), the parties shall engage the Independent Expert to make a determination resolving any disputes with respect thereto. The parties shall instruct the Independent Expert to deliver its determination as soon as reasonably practicable (and, in any event, within thirty (30) days) following its engagement, and the determination of the Independent Expert shall be final and binding on the parties. The fees and expenses of the Independent Expert shall be borne equally by the Seller and the Purchaser. The final allocation (as agreed upon by the parties pursuant to Section 3.04(b) or determined by the Independent Expert) shall become the “Final Allocation”.

(d)         Neither the Purchaser nor the Seller nor their respective Affiliates shall take any position on any Tax Return (including IRS Form 8883 or any similar statement) or in connection with any Tax Action that is inconsistent with the Allocation Methodology or the Final Allocation unless required to do so pursuant to a Final Determination; provided, however, that, notwithstanding anything to the contrary in this Section 3.04, no party shall be unreasonably impeded in its ability and discretion to negotiate, compromise or settle any Tax Action (but shall notify the other party reasonably promptly in such case to the extent it intends to take a position inconsistent with the Allocation Methodology or the Final Allocation).  The parties shall cooperate in good faith to update the Final Allocation for any subsequent adjustment to the Final Purchase Price for U.S. federal income Tax purposes.

ARTICLE IV

Representations and Warranties of the Seller Parties

The Seller and ERH (and with respect to ERH, solely with respect to Section 4.01, Section 4.02 and Section 4.03) represents and warrants to the Purchaser that as of the date hereof and, unless otherwise specified in such representation or warranty, as of the Closing Date, except as (A) set forth in the confidential disclosure letter delivered by the Seller to the Purchaser concurrently with or prior to the execution of this Agreement (the “Disclosure Letter”) (it being understood that any information, item or matter set forth on one section or subsection of the Disclosure Letter shall be deemed disclosure with respect to, and shall be deemed to apply to and qualify, the section or subsection of this Agreement to which it corresponds in number and each other section or subsection of this Agreement to the extent that it is reasonably apparent on its face based on the content and context of such disclosure that such information, item or matter is relevant to such other section or subsection) or (B) disclosed in the Filed SEC Documents, other than any risk factor disclosure (other than any statements of fact that are not forward-looking and cautionary in nature included in such disclosure) in any such Filed SEC Document contained in the “Risk Factors” or “Forward-Looking Statements” section thereof or other similarly forward-looking or cautionary statements in such Filed SEC Documents.

SECTION 4.01.         Organization; Standing.  Each Seller Party and Transferred Entity is an entity duly organized, validly existing and in good standing (where such concept is recognized under applicable Law) under the Laws of the jurisdiction of its organization and each Transferred Entity has all requisite power and authority necessary to carry on the Business as it is now being conducted, except (other than with respect to such entity’s due organization and valid existence) as would not, individually or in the aggregate, reasonably be expected to (a) have a Material Adverse Effect or (b) prevent or materially delay, interfere with, hinder or impair (i) the consummation of the Transactions on a timely basis or (ii) the compliance by each Seller Party with its obligations under the Transaction Documents to which such Seller Party is or will be a party.  Each Transferred Entity is duly licensed or qualified to do business and is in good standing (where such concept is recognized under applicable Law) in each jurisdiction in which the conduct of the Business by it makes such licensing or qualification necessary, except where the failure to be so licensed, qualified or in good standing would not, individually or in the aggregate, reasonably be expected to (a) have a Material Adverse Effect or (b) prevent or materially delay, interfere with, hinder or impair (i) the consummation of any of the Transactions on a timely basis or (ii) the compliance by each Seller Party with its obligations under the Transaction Documents to which such Seller Party is or will be a party.

SECTION 4.02.          Authority; Noncontravention.

(a)       Each Seller Party has all necessary corporate or other organizational power and authority to execute and deliver the Transaction Documents to which such Seller Party is or will be a party and to perform its respective obligations hereunder and thereunder and to consummate the Transactions.  The execution, delivery and performance by each Seller Party of the Transaction Documents to which such Seller Party is or will be a party, and the consummation by it of the Transactions, have been duly authorized by all necessary corporate or other organizational action on the part of such Seller Party, and no other corporate or similar organizational action on the part of such Seller Party is necessary to authorize the execution, delivery and performance by such Seller Party of the Transaction Documents to which such Seller Party is or will be a party and the consummation by it of the Transactions.  This Agreement has been, and each of the other Transaction Documents to which each Seller Party is or will be a party has been or will be, as applicable, duly executed and delivered by such Seller Party and, assuming the due authorization, execution and delivery hereof or thereof by the Purchaser or its applicable Affiliate, each Transaction Document to which such Seller Party is or will be a party constitutes (or upon the due authorization, execution and delivery hereof or thereof by the Purchaser or its applicable Affiliate will constitute) a legal, valid and binding obligation of such Seller Party, enforceable against such Seller Party, in accordance with its terms, except that such enforceability (i) may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other similar Laws of general application affecting or relating to the enforcement of creditors’ rights generally and (ii) is subject to general principles of equity, whether considered in a proceeding at law or in equity (the “Bankruptcy and Equity Exception”).

(b)         Neither the execution and delivery by each Seller Party of the Transaction Documents to which such Seller Party is or will be a party, the consummation by such Seller Party of the Transactions, nor the performance or compliance by such Seller Party with the applicable terms or provisions hereof or thereof, will (i) conflict with or violate any provision of the organizational documents of such Seller Party or any of the Transferred Entities or (ii) assuming that the Consents referred to in Section 4.03 are obtained prior to the Closing and the filings referred to in Section 4.03 are made and any waiting periods thereunder have terminated or expired prior to the Closing, (A) violate any Law or Judgment applicable to any Seller Party or any of the Transferred Entities, (B) violate or constitute a default under any Material Business Contract or give rise to a right of termination, cancelation or acceleration or loss of a material benefit under any Material Business Contract or (C) result in the creation of any Lien (other than a Permitted Lien) on any of the Transferred Interests or assets of the Transferred Entities, except, in the case of the foregoing clause (ii), as would not, individually or in the aggregate, reasonably be expected to (I) have a Material Adverse Effect or (II) prevent or materially delay, interfere with, hinder or impair (1) the consummation of any of the Transactions on a timely basis or (2) the compliance by each Seller Party with its obligations under the Transaction Documents to which such Seller Party is or will be a party.

SECTION 4.03.         Governmental Approvals. Except for filings required under, and compliance with other applicable requirements of, (a) the HSR Act, (b) FERC authorization under Section 203 of the FPA, (c) the other Antitrust Laws set forth in Section 4.03(c) of the Disclosure Letter (the “Other Required Antitrust Laws”) and (d) the other Consents set forth in Section 4.03(d) of the Disclosure Letter (the “Other Governmental Consents”), no Consent of any Governmental Authority (each, an “Authorization”) or filing, application, notification, registration or other declaration made to or with any Governmental Authority (each, a “Filing”) is necessary for the execution and delivery by any Seller Party of the Transaction Documents to which such Seller Party is or will be a party, the performance by such Seller Party of its obligations hereunder or thereunder and the consummation by such Seller Party of the Transactions, other than such other Consents that, if not obtained, made or given, would not, individually or in the aggregate, reasonably be expected to (i) be material to the Business or the Transferred Entities, taken as a whole or (ii) prevent or materially delay, interfere with, hinder or impair (A) the consummation of any of the Transactions on a timely basis or (B) the compliance by each Seller Party with its obligations under the Transaction Documents to which such Seller Party is or will be a party.

SECTION 4.04.          Capitalization; Title to Transferred Interests.

(a)         Section 4.04(a) of the Disclosure Letter sets forth, as of the date of this Agreement, (i) a true and complete list of each Transferred Entity and (ii) for each Transferred Entity, the number of authorized, issued and outstanding equity interests in such Transferred Entity, the record and beneficial owners thereof and the name of the jurisdiction of incorporation, formation, or organization of such Transferred Entity.  The Transferred Interests have been duly authorized and validly issued and are fully paid and non-assessable.  As of the date of this Agreement, there are no outstanding warrants, options, agreements, subscriptions or any other convertible or exchangeable securities or other Contracts that have been entered into or issued by the Seller or any of its Affiliates with respect to any Transferred Entity pursuant to which the Transferred Entities are or may become obligated to issue, sell, purchase, return or redeem any shares of capital stock, limited liability company interests or other securities or other equity interests of the Transferred Entities, or any security convertible or exercisable or exchangeable therefor, and no equity securities or other equity interests of the Transferred Entities are reserved for issuance for any purpose.  There are no equity holder agreements, voting trusts or proxies or other Contracts in effect with respect to the voting of the Transferred Interests or the equity interests of any of the Transferred Entities.  None of the issued and outstanding Transferred Interests or the equity interests of any of the Transferred Entities were issued in violation of any preemptive rights, rights of first offer, rights of first refusal or similar rights.

(b)         The Seller has good and valid title to the Transferred Interests and, upon consummation of the Transactions, assuming the Purchaser has the requisite corporate or other organizational power and authority to be the lawful owner of the Transferred Interests, good and valid title to the Transferred Interests shall pass to the Purchaser, free and clear of all Liens (other than transfer restrictions under applicable securities Laws or under the organizational documents of the Transferred Entities or those resulting from actions taken by the Purchaser or any of its Affiliates).

(c)         Except as set forth in Section 4.04(c) of the Disclosure Letter as of the date of this Agreement and after the consummation of the Internal Reorganization, the Transferred Entities do not own, directly or indirectly any equity interests in any other Person.

(d)       (i) The Phase 1 Internal Reorganization Steps have been (and the Phase 2 Internal Reorganization Steps shall be prior to Closing) consummated in all material respects in accordance with applicable Law and the applicable governing documents of the Seller and the Company and its Subsidiaries, as in effect immediately prior to the applicable Internal Reorganization, and (ii) all necessary consents and approvals have been or will be obtained in connection with the applicable Internal Reorganization, subject to Section 6.02(b), in case of clause (ii), except for such consents or approvals the absence of which would not, individually or in the aggregate, reasonably be expected to be material to the Business or the Transferred Entities, taken as a whole.

SECTION 4.05.          Title to Tangible Property.

(a)        Each Transferred Entity has in all material respects good and valid title to the material tangible assets reflected on the Balance Sheet or used by it in the conduct of the Business, free and clear of any Liens (other than Permitted Liens), other than assets or properties used, disposed of or sold in the ordinary course of business since the Balance Sheet Date or where the failure to have such good and valid title would not reasonably be expected to be material to the Business or the Transferred Entities, taken as a whole.

(b)         Except as would not, individually or in the aggregate, reasonably be expected to be material to the Business or the Transferred Entities, taken as a whole, all tangible assets of the Transferred Entities (other than Real Property, which is the subject of Section 4.16) (i) have been maintained in accordance with the ordinary course policies, procedures and standards of the Business, and are not the subject of any deferred maintenance or deferred capital expenditures and (ii) are in normal operating condition and repair, ordinary course wear and tear excepted.

SECTION 4.06.          Sufficiency of Assets.  Following the consummation of the Transactions, and taking into account and giving effect to all of the Transaction Documents (including the rights, benefits and services set forth in the Transition Services Agreement) and assuming all Consents described on Section 4.03 of the Disclosure Letter have been obtained, at the Closing, the Purchaser will directly or indirectly through the Transferred Entities own all assets, rights, interests, Contracts, Intellectual Property and Permits and properties (in each case, whether tangible or intangible) of the Parent Group that are necessary to conduct the Business in all material respects as conducted by the Parent Group as of (x) the date hereof and during the one (1) year period prior to the date hereof and (y) immediately prior to the Closing (collectively, the “Business Assets”).  As of the Closing, the Business Assets, together with those assets and services provided in accordance with the Transaction Documents, will comprise, in all material respects, all assets, properties, services and rights used by the Business, held for use by the Business or necessary for the Business to be conducted in the ordinary course of business and as it is conducted by the Parent Group as of (x) the date hereof and during the one (1) year period prior to the date hereof and (y) immediately prior to the Closing.

SECTION 4.07.          Financial Statements; Undisclosed Liabilities; Disclosure Controls.

(a)       Section 4.07(a) of the Disclosure Letter sets forth true, correct and complete copies of the Financial Statements.  The Financial Statements have been derived from the Records of the Parent Group and prepared in all material respects in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and fairly present in all material respects the financial position of the Business as of the dates thereof and the results of operations of the Business for the periods shown therein (subject, in the case of the Interim Financial Statements, to normal year-end adjustments), except (i) that the Business has not operated as a separate standalone entity and has received certain allocated charges and credits which do not necessarily reflect amounts that would have resulted from arm’s-length transactions or that the Business would incur on a standalone basis; (ii) that the Financial Statements do not include statements of shareholders’ equity; and (iii) that the Financial Statements have not been reviewed or audited by the Seller’s independent financial accountants and may lack footnotes and other presentation items required by GAAP.

(b)        There are no Liabilities of the Transferred Entities of any nature (whether accrued, absolute, determined, contingent or otherwise and whether due or to become due) that would be required to be reflected on a balance sheet prepared in accordance with GAAP, except Liabilities (i) reflected or reserved against in the Financial Statements, (ii) incurred since June 30, 2025 (the “Balance Sheet Date”) in the ordinary course of business, (iii) that will be reflected in Closing Working Capital or Closing Indebtedness, (iv) as contemplated by this Agreement or the other Transaction Documents or otherwise incurred in connection with the Transactions or (v) as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(c)       The Parent Group has established and maintain “disclosure controls and procedures” and “internal control over financial reporting” (in each case as defined pursuant to Rule 13a-15 and Rule 15d-15 promulgated under the Exchange Act) over financial reporting relating to the Transferred Entities.  The Parent Group’s disclosure controls and procedures are reasonably designed to ensure that all (i) material information required to be disclosed by the Parent Group relating to the Transferred Entities in the reports and other documents that it files or furnishes pursuant to the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC; and (ii) such material information is accumulated and communicated to the Parent Group’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act. No member of the Parent Group nor its principal executive officer or principal financial officer has received notice from any Governmental Authority challenging or questioning the accuracy, completeness, form or manner of filing of such certifications as of the date of this Agreement.  There were no material weaknesses, or significant deficiencies that in the aggregate would amount to a material weakness, identified in the management of the Parent Group’s assessment of internal controls as of and for the fiscal year ended December 31, 2024 (nor has any such material weakness been identified since such date through the date hereof) that has not been resolved to the satisfaction of the Company’s auditors.  Since the Lookback Date, no member of the Parent Group, nor to the Knowledge of the Seller, the Parent Group’s outside auditors, have received any written notification of (i) any significant deficiency or material weakness in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Parent Group’s ability to record, process, summarize and report financial information relating to the Transferred Entities or (ii) any actual and intentional fraud, that involves management or other employees who have a significant role in the Parent Group’s internal control over financial reporting relating to the Transferred Entities, except as would not reasonably be expected to be material to the Business or the Transferred Entities, taken as a whole.

SECTION 4.08.       Absence of Certain Changes.  Except for the execution and performance of this Agreement and the other Transaction Documents and the discussions, negotiations and transactions related thereto and to any transaction of the type contemplated by this Agreement, (a) since the Balance Sheet Date through the date of this Agreement, the Business has been conducted by Seller or its applicable Affiliates, including the Transferred Entities, in all material respects in the ordinary course of business and (b) since the Balance Sheet Date there has not been any Material Adverse Effect or any event, change, circumstances or occurrence that would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

SECTION 4.09.         Legal Proceedings.  Except as would not, individually or in the aggregate, reasonably be expected to (a) be material to the Business or the Transferred Entities, taken as a whole or (b) prevent or materially delay, interfere with, hinder or impair (i) the consummation of any of the Transactions on a timely basis or (ii) the compliance by any Seller Party with its obligations under the Transaction Documents to which such Seller Party is or will be a party, since the Lookback Date, there has not been any (A) pending or, to the Knowledge of the Seller, threatened legal or administrative proceeding, suit, investigation, arbitration or action (an “Action”) by or before any Governmental Authority against any Transferred Entity or (B) outstanding order, judgment, injunction, ruling, writ or decree of any Governmental Authority (a “Judgment”) applicable to any Transferred Entity.  Notwithstanding anything to the contrary in this Agreement or any other Transaction Document, the representations and warranties in this Section 4.09 do not include any matters under, arising out of or relating to any Environmental Law or Environmental Permit, which matters are addressed in Section 4.14.

SECTION 4.10.          Compliance with Laws; Permits.

(a)       Each Transferred Entity is, and to the extent related to the Business, each member of the Parent Group is and has been since the Lookback Date, in compliance with all laws (including common law), statutes, ordinances, codes, rules or regulations (“Laws”) or Judgments, applicable to the Business, except as would not, individually or in the aggregate, reasonably be expected to be material to the Business or the Transferred Entities, taken as a whole.

(b)        Since the Lookback Date, neither Seller Party nor any of its applicable Affiliates has received any unresolved written notice from a Governmental Authority alleging that any Transferred Entity or, to the extent related to the Business, any member of the Parent Group or any of its applicable Affiliates, is in violation of any applicable Law, except for any such violation that would not reasonably be expected to, individually or in the aggregate, be material to the Business or the Transferred Entities, taken as a whole.

(c)        Except as set forth in Section 4.10(b) of the Disclosure Letter, (i) the Transferred Entities possess, and since the Lookback Date, have possessed, all licenses, franchises, permits, certificates, approvals, registrations, variances, exemptions, waivers, registrations and authorizations from Governmental Authorities necessary for the conduct of the Business as currently conducted as of the date of this Agreement in accordance with applicable Law (collectively, “Permits”), (ii) no Proceedings are pending or have been threatened in writing to suspend, revoke or terminate any such Permit or declare any such Permit invalid, and (iii) to the Knowledge of the Seller, no event has occurred or condition or state of facts exists which constitutes or after notice or lapse of time or both, would constitute a breach or default in any material respect under any Permit, in the case of each clause (i), (ii) and (iii), except where the failure to be in full force and eﬀect or failure to so comply would not, individually or in the aggregate, reasonably be expected to be material to the Business or the Transferred Entities, taken as a whole.  No Transferred Entity has received written notice from any Governmental Authority stating that it will not re-issue, renew or extend any Permit, except that would not reasonably be expected to, individually or in the aggregate, be material to the Business or the Transferred Entities, taken as a whole.  To the Knowledge of the Seller, there has not been any violation of any Permit or any revocation or termination of any Permits held by a Transferred Entity, except for any such violation or revocation that would not reasonably be expected to, individually or in the aggregate, be material to the Business or the Transferred Entities, taken as a whole.

(d)         Each Transferred Entity, and each of their respective directors, officers and employees acting in such capacity and, to the Knowledge of the Seller, each of their respective other agents and Representatives acting on their behalf, is, and has been since the Lookback Date, in compliance with the U.S. Foreign Corrupt Practices Act of 1977 (the “FCPA”) and the provisions of any other applicable anti-bribery, anti-corruption and anti-money laundering Laws of each jurisdiction in which the Transferred Entities operates or has operated (collectively, “Anti-Corruption Laws”).  The Parent Group has instituted and maintains policies and procedures reasonably designed to ensure compliance by the Transferred Entities with the FCPA and other anti-bribery, anti-corruption, anti-money laundering and sanctions Laws in each jurisdiction in which the Transferred Entities operate.

(e)        None of the Transferred Entities nor any of their respective directors, officers, employees, nor, to the Knowledge of the Seller, any agents or Representatives acting on their behalf, is or has been since the Lookback Date: (i) a Sanctioned Person; (ii) engaged in any dealings or transactions with any Sanctioned Person or in any Sanctioned Country in violation of Sanctions; or (iii) in material violation of any applicable Sanctions.  Since the Lookback Date, none of the Transferred Entities nor any of their respective directors, officers, employees, nor, to the Knowledge of the Seller, any agents or Representatives acting for or on behalf of the Transferred Entities is or has been (A) has failed in any material respect to conduct its import, export and reexport transactions and other transfers in accordance with all applicable Ex-Im Laws; or (B) in material violation of Ex-Im Laws.

(f)        Since the Lookback Date, none of the Transferred Entities have received from any Governmental Authority any notice or inquiry in writing relating to any actual or potential violation of any Anti-Corruption Laws, Ex-Im Laws and Sanctions.

(g)        Notwithstanding anything to the contrary in this Agreement or any other Transaction Document, the representations and warranties in this Section 4.10 do not include any matters under, arising out of or relating to any Environmental Law or Environmental Permit, which matters are addressed solely in Section 4.14.

SECTION 4.11.          Tax Matters.

(a)       All material Tax Returns required to be filed by a Transferred Entity have been timely filed (taking into account all applicable extensions that were validly obtained) and all such Tax Returns are true, correct and complete in all material respects.

(b)        All material Taxes required to have been paid by a Transferred Entity (whether or not shown as due on such Tax Returns) have been timely paid.

(c)       All material Taxes required to be withheld by a Transferred Entity have been withheld and timely paid to the appropriate Governmental Authority, and the Transferred Entities have complied in all material respects with all related reporting and recordkeeping requirements with respect thereto.

(d)       No Transferred Entity is currently party to any ongoing Tax Action, and there are no Tax Actions threatened in writing against any Transferred Entity, in each case, with respect to material Taxes.  No Transferred Entity has received any written notice of a proposed deficiency or adjustment with respect to any material Taxes that has not been either paid in full or otherwise resolved with no further liability to any Transferred Entity.

(e)        No Transferred Entity has entered into a written agreement waiving or extending any statute of limitations in respect of material Taxes that still remains in effect, and no Transferred Entity is currently the beneficiary of any extension of time within which to file any material Tax Return (other than any automatic extension obtained in the ordinary course of business).

(f)        No Transferred Entity is or has been a member of any affiliated, consolidated, combined or unitary group for U.S. federal, state or non-U.S. income Tax purposes, other than any such group consisting solely of Transferred Entities or a Seller Consolidated Group in the preceding six (6) years.

(g)       No written claim has been made by a Governmental Authority in a jurisdiction where a Transferred Entity does not file a Tax Return that the Transferred Entity is or may be subject to taxation by such jurisdiction.

(h)      No Transferred Entity is party to or bound by any Tax allocation, sharing or indemnification agreement (other than (x) agreements entered into in the ordinary course of business the principal purpose of which is not the allocation, sharing or indemnification of Taxes, and (y) agreements with members of a Seller Consolidated Group that will be terminated in accordance with Section 7.09(d)).

(i)          No Transferred Entity has been a “distributing corporation” or “controlled corporation” in a transaction intended to qualify (in whole or in part) under Section 355 of the Code (or any corresponding provision of state, local or non-U.S. Law) in the preceding two (2) years.

(j)        No Transferred Entity has participated in any “listed transaction” as defined in Treasury Regulations Section 1.6011-4(b)(2) (or any corresponding provision of state, local or non-U.S. Law).

(k)         There are no Liens (other than Permitted Liens) for material Taxes on the assets of any Transferred Entity.

(l)          No Transferred Entity (nor Purchaser or any of its Affiliates as a result of the Transactions) will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any: (i) change in method of accounting, or use of an improper method of accounting, with respect to a taxable period ending on or prior to the Closing Date; (ii) “closing agreement” as described in Section 7121 of the Code (or any corresponding agreement under applicable Tax Law) executed on or prior to the Closing Date; (iii) intercompany transaction or excess loss account described in the Treasury Regulations under Section 1502 of the Code (or any corresponding transaction under applicable Tax Law) entered into or created on or prior to the Closing Date; (iv) installment sale or open transaction disposition made prior to the Closing; or (v) prepaid amount received or deferred revenue accrued prior to the Closing.

(m)        None of the Transferred Entities has applied for or received any Tax ruling or technical advice memorandum from, or entered into any Contract with, any Taxing Authority, in each case, that would be binding upon any Transferred Entity after the Closing.

(n)       Notwithstanding anything to the contrary in this Agreement or any other Transaction Document, (i) the representations and warranties contained in this Section 4.11 and Section 4.12 constitute the sole representations and warranties of the Seller with respect to Tax matters; and (ii) no section of this Agreement (including this Section 4.11) nor anything in any other Transaction Document shall be treated as containing any express or implied representation or warranty relating to Tax assets, or the existence, amount, expiration date or limitations on (or availability or usability of) any Tax attribute (including methods of accounting) after the Closing Date, in each case with respect to any of the Transferred Entities.

SECTION 4.12.          Employee Benefits.

(a)       Section 4.12(a)(i) of the Disclosure Letter lists, as of the date of this Agreement, each material Business Benefit Plan, and Section 4.12(a)(ii) of the Disclosure Letter separately identifies each Assumed Benefit Plan.  The Seller has delivered or made available to the Purchaser the following with respect to each Assumed Benefit Plan listed in Section 4.12(a) of the Disclosure Letter, if applicable: (i) a copy of the applicable Assumed Benefit Plan (or, in the case of any such Assumed Benefit Plan that is unwritten, a description of the material terms thereof) and any material amendment thereto, (ii) the most recent annual report on Form 5500 filed with respect to each such Assumed Benefit Plan, (iii) the most recent summary plan description for each such Assumed Benefit Plan and (iv) the most recent actuarial valuation report for each such Assumed Benefit Plan. The Seller has delivered or made available to the Purchaser a copy of the most recent summary plan description for each material Business Benefit Plan (or a written description of the material terms for each material Business Benefit Plan for which a summary plan description is not required by applicable Law).

(b)       Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, each Business Benefit Plan has been maintained, funded and operated in accordance with its terms and with all applicable Laws including ERISA and the Code. Each Business Benefit Plan that is intended to be qualified within the meaning of Section 401(a) of the Code has received or may rely upon a current favorable determination, advisory or opinion letter issued by the Internal Revenue Service.

(c)         Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, (i) there are no pending Actions that have been instituted or, to the Knowledge of the Seller, asserted against any Business Benefit Plan, the assets of any trust under such plan or the plan sponsors, the plan administrator or any fiduciary of any such plan (other than routine benefit claims) that could result in the imposition of any Liability on the Purchaser or its Affiliates and (ii) there are no investigations or audits by any Governmental Authority of any Business Benefit Plan, any trust under such plan or the plan sponsor, the plan administrator or any fiduciary of any such plan that have been instituted or, to the Knowledge of the Seller, threatened.

(d)         No Assumed Benefit Plan is, and no Transferred Entity has any Liability under or with respect to, (i) a plan subject to Title IV or Section 302 of ERISA or Section 412 or 4971 of the Code or (ii) a “defined benefit plan” (as defined in Section 3(35) of ERISA, whether or not subject to ERISA) or a plan that is accounted for GAAP purposes as a defined benefit plan.  No member of the Parent Group contributes to or is obligated to contribute to a Multiemployer Plan on behalf of any Business Employee, and no Transferred Entity has any Liability under or with respect to any Multiemployer Plan.  No Transferred Entity or any Person or entity that is (or since the Lookback Date has been or would be) treated as a single employer with any Transferred Entity for purposes of Section 414(b), (c), (m) or (o) of the Code, has incurred, and there does not exist, nor do any circumstances exist that would reasonably be expected to result in, any Controlled Group Liability.  Except as set forth on Section 4.12(d) of the Disclosure Letter, no Assumed Benefit Plan provides, and no Transferred Entity has any obligation to provide, retiree or post-employment health or life insurance benefits to any Person (other than as required pursuant to Section 4980B of the Code or similar state applicable Law).

(e)         Neither the execution and delivery of this Agreement and the consummation of the Transactions (whether alone or in combination with any other event) will: (i) entitle any Business Employee or other service provider of the Transferred Entities to any payment or compensation; (ii) result in an increase in the amount of compensation or benefits to any Business Employee or other service provider of the Transferred Entities; (iii) accelerate the vesting, funding, or timing of payment of any compensation or benefits payable to or in respect of any Business Employee or other service provider of the Transferred Entities; or (iv) limit or restrict the right of the Parent Group or Transferred Entity to merge, amend or terminate any Assumed Benefit Plan.

(f)         No payment or benefit that could be made with respect to any Business Employee or other service provider of the Transferred Entities who is a “disqualified individual” (as defined in Section 280G of the Code) could be characterized as a “parachute payment” within the meaning of Section 280G(b)(2) of the Code.

(g)        Each Assumed Benefit Plan that constitutes in any part a “nonqualified deferred compensation plan” within the meaning of Section 409A of the Code (and the rules, regulations and guidance promulgated thereunder) has, since the Lookback Date, been established, operated, maintained and administered in all material respects in operational and documentary compliance with the requirements of Section 409A of the Code and the rules, regulations and guidance promulgated thereunder.

(h)       The Transferred Entities and the Company do not have any obligation to provide (and no Assumed Benefit Plan or other agreement provides) any Business Employees or other service providers of the Transferred Entities with the right to a gross-up, indemnification, reimbursement, or other payment for any Taxes, including those imposed under Section 409A or Section 4999 of the Code.

SECTION 4.13.          Employment Matters.

(a)        Section 4.13(a) of the Disclosure Letter sets forth, as of the date of this Agreement, a true, correct and complete list of all Collective Bargaining Agreements.  Except as would not, individually or in the aggregate, reasonably be expected to be material to the Business or the Transferred Entities, taken as a whole, (i) no demand for recognition as the exclusive bargaining representative of any Business Employee or former employee of the Parent Group primarily engaged in the Business has been made by or on behalf of any labor union, works council, or similar organization (ii) there is no ongoing, pending or, to the Knowledge of the Seller, threatened, strike, lockout, slowdown, work stoppage, material investigations, grievances, unfair labor practice charges or complaints, or other charges, proceedings, grievances, arbitrations, complaints, or other material labor disputes pending or, to the Seller’s knowledge, threatened against the Seller or any of its Affiliates (with respect to the Business) by or before any Governmental Authority, and there have been no such labor disputes since the Lookback Date, and (iii) to the Knowledge of the Seller, there have been no union organizing activities against the Seller or any of its Affiliates with respect to the Business since the Lookback Date.  Neither the Seller nor any of its Affiliates owes any consent, bargaining, information, consultation, or similar obligations to any union, labor organization or works council in connection with the execution of this Agreement or consummation of the Transactions.

(b)         The Seller has made available to the Purchaser a true and complete list of all Business Employees, including their job titles, annual base salary or wage rate, employment location, leave status (including type of leave and expected return date), employment start date, and employing entity (the “Business Employee List”).

(c)        Except as would not have, individually or in the aggregate, reasonably be expected to be material to the Business or the Transferred Entities, taken as a whole, with respect to the Business Employees and Former Business Employees, each Transferred Entity is, and since the Lookback Date has been, in compliance with all applicable Laws pertaining to employment, employment practices and the employment of labor, including all such Laws relating to labor relations, equal employment opportunities, fair employment practices, prohibited discrimination, consultation and/or information, wages, hours, plant closings and mass layoffs, safety and health and workers’ compensation.

(d)        To the Knowledge of the Seller, with respect to the Business, the Seller and each of its Affiliates have reasonably investigated all sexual harassment, or other harassment, discrimination, misconduct, or retaliation allegations against any Business Employee that have been reported to them through Parent’s or one of its Affiliate’s established reporting system.  With respect to each such allegation (except those that the Seller or its applicable Affiliate reasonably deemed to not have merit), the Seller or its applicable Affiliate has taken corrective action.

(e)        To the Knowledge of the Seller: (i) no Business Employee with a title of Senior Vice President or above, has provided a notice to the Seller or any of its Affiliates to terminate his or her employment prior to the one-year anniversary of the Closing, and (ii) no current employee of the Seller or any of its Affiliates (with respect to the Business), is in any material respect in violation of any term of any nondisclosure agreement, noncompetition agreement, nonsolicitation agreement, or other restrictive covenant agreement or obligation (A) owed to the Seller or any of its Affiliates, or (B) owed to any third party with respect to such person’s right to be employed or engaged by the Seller or any of its Affiliates, or to provide services to the Business.

SECTION 4.14.         Environmental Matters.  Except as would not, individually or in the aggregate, reasonably be expected to be material to the Business or the Transferred Entities, taken as a whole, (a) each of the Transferred Entities, except for matters that have been fully and finally resolved, is, and since the Lookback Date has been, in compliance with all Environmental Laws applicable to the Transferred Entities or the Business; (b) each of the Transferred Entities, except for matters that have been fully and finally resolved, holds, and is and, since the Lookback Date has been, in compliance with the terms and conditions of, all Environmental Permits and all such Environmental Permits are valid and in good standing; (c) none of the Transferred Entities is subject to any Judgment with or from any Governmental Authority or other Person that contains any outstanding or unresolved obligations arising under Environmental Law; (d) none of the Transferred Entities has received any written notice relating to any actual or alleged violation of, or liability under, Environmental Laws that has not been fully and finally resolved; (e) there are no pending, or to the Knowledge of the Seller, threatened Actions against the Transferred Entities pursuant to any Environmental Law; (f) none of the Transferred Entities has Released, transported, arranged for the transport or disposal of, owned or operated any real property or facility where environmental media are contaminated by, or exposed any Person to, Hazardous Materials, in each case, that would reasonably be expected to result in an Environmental Liability, including any Action against, or an obligation to conduct any Remedial Action by or on behalf of, any Transferred Entity pursuant to any Environmental Law, nor is any Transferred Entity conducting or funding any environmental investigation, remediation or other response action with respect to any Release of any Hazardous Material; and (g) none of the Transferred Entities has expressly assumed or retained by contract or provided an indemnity with respect to any unresolved or outstanding Liability of any other Person arising under Environmental Laws.  Seller and the Transferred Entities have made available to Purchaser copies of all material environmental reports, audits, and assessments prepared by a third party since the Lookback Date, in each case, with respect to the Business or the Real Property, in each case, that are in the Seller’s possession or reasonable control (but, for the avoidance of doubt, in each case, excluding any reports, audits or assessments of environmental-related testing or auditing conducted in the ordinary course of operations that do not identify any material Liabilities under or material violations of Environmental Law or Environmental Permits that remain unresolved). For the avoidance of doubt, the representations and warranties contained in this Section 4.14 do not relate to the Legacy Environmental Liabilities.

SECTION 4.15.          Intellectual Property; IT Systems; Privacy.

(a)         Section 4.15(a) of the Disclosure Letter sets forth a true, correct and complete list of all Patents, pending Patent applications, registered Trademarks, Trademark applications, registered Copyrights, and domain name registrations included in the Company Owned Intellectual Property, in each case that are material (the “Registered Intellectual Property”).  All of the material Registered Intellectual Property is subsisting and, to the Knowledge of the Seller, valid and enforceable.

(b)         Except as would not, individually or in the aggregate, reasonably be expected to be material to the Business or the Transferred Entities, taken as a whole, (i) each of the Transferred Entities or the Parent Group exclusively own, and as of the Closing, a Transferred Entity will own, all right, title, and interest in and to the Company Owned Intellectual Property, (ii) each of the Transferred Entities or the Parent Group has sufficient rights to use all other Company Intellectual Property and (iii) to the extent of acts undertaken by the Seller or any member of the Parent Group, other than the Transferred Entities, all Company Intellectual Property shall be owned by the Transferred Entities or the Transferred Entities shall have the right to use, such Company Intellectual Property immediately after the Closing on terms and conditions that are the same in all material respects to those under which the Transferred Entities or the Parent Group owns or uses the Company Intellectual Property immediately prior to the Closing, in each case of clauses (i) – (iii), free and clear of all Liens (other than Permitted Liens).

(c)         Except as would not, individually or in the aggregate, reasonably be expected to be material to the Business or the Transferred Entities, taken as a whole, (i) none of the Company Owned Intellectual Property is subject to any Judgment adversely affecting the use thereof or rights thereto by or of the Seller or any of its Subsidiaries (including any Transferred Entity), or following the Closing, Purchaser or any of its Affiliates, (ii) no Actions are pending or threatened in writing, and since the Lookback Date, none of the Transferred Entities, nor (with respect to the Business) the Parent Group has received any written notice or claim, in each case, (A) challenging the ownership, validity, enforceability or use of any Company Owned Intellectual Property or (B) alleging that any Transferred Entity or member of the Parent Group, is infringing, misappropriating or otherwise violating the Intellectual Property rights of any Person in connection with the conduct of the Business, and (iii) since the Lookback Date, no Action has been commenced or threatened in writing by any Transferred Entity or member of the Parent Group alleging infringement, misappropriation, or other violation of any Company Owned Intellectual Property.

(d)         Except as would not, individually or in the aggregate, reasonably be expected to be material to the Business or the Transferred Entities, taken as a whole, to the Knowledge of the Seller, (i) no Person is infringing, misappropriating or otherwise violating any Company Owned Intellectual Property and (ii) the operation of the Business does not violate, misappropriate or infringe and, since the Lookback Date has not violated, misappropriated or infringed, the Intellectual Property rights of any other Person.

(e)       The Transferred Entities and (with respect to the Business) the Parent Group have taken commercially reasonable measures to (i) maintain and protect the confidentiality of the material Trade Secrets included in the Company Intellectual Property and (ii) to prevent the unauthorized access to and disclosure of any such Trade Secrets.  To the Knowledge of the Seller, there has been no unauthorized access to or use or disclosure of any such Trade Secrets by any Person since the Lookback Date.  Except as would not, individually or in the aggregate, reasonably be expected to be material to the Business or the Transferred Entities, taken as a whole, all Intellectual Property developed by past or current employees, consultants, or independent contractors of the Transferred Entities or (with respect to the Business) the Parent Group in the scope of their employment or engagement either vested in a Transferred Entity or a member of the Parent Group (and will be included in the Company Owned Intellectual Property) by operation of Law or has been assigned to a Transferred Entity or member of the Parent Group under a written Contract and each Person who has been provided, or with access to, Trade Secrets of or relating to the Business has signed an agreement with reasonable confidentiality obligations and use restrictions or is under a legally binding duty of confidentiality with respect to the same.  To the Knowledge of the Seller, no Person has breached any Contract or duty referenced in this Section 4.15(e).

(f)          The Transferred Entities and (with respect to the Business) the Parent Group have taken commercially reasonable steps to maintain and protect the integrity and operation of all information technology systems, computers, middleware, servers, workstations, routers, platforms, networks, hubs, switches and all other information technology equipment and assets owned, licensed, or used by or for the Transferred Entities or (with respect to the Business) Parent Group (the “IT Systems”).  Except as would not, individually or in the aggregate, reasonably be expected to be material to the Business or the Transferred Entities, taken as a whole, since the Lookback Date, there has been no (i) Security Breach or (ii) failures of the IT Systems that have led to any interruption or adverse effect on the Business.

(g)         Except as would not, individually or in the aggregate, reasonably be expected to be material to the Business or the Transferred Entities, taken as a whole, the Transferred Entities and the Parent Group are and, at all times since the Lookback Date, have been in compliance with all (i) applicable Information Security and Privacy Laws, (ii) written contractual obligations to which the Transferred Entities or (with respect to the Business) the Parent Group are party or are otherwise bound and (iii) industry standards applicable to the industries in which the Transferred Entities and (with respect to the Business) the Parent Group operate (including, as applicable, the Payment Card Industry Data Security Standard (PCI-DSS)), in each case (i)-(iii), to the extent concerning the privacy, security, access, disclosure, processing, transfer, collection or use of Personally Identifiable Information or otherwise relating to privacy, security, or security breach notifications (clauses (i) – (iii), collectively, “Information Security and Privacy Requirements”), except where the failure to be in compliance would not, individually or in the aggregate, reasonably be expected to be material to the Business or the Transferred Entities, taken as a whole.  Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, no Action by any Governmental Authority or other Person has been asserted or, to the Knowledge of the Seller, threatened against the Transferred Entities or (with respect to the Business) the Parent Group alleging a violation of any Information Security and Privacy Requirements by them.

(h)       Notwithstanding anything to the contrary in this Agreement or any other Transaction Document, the representations and warranties contained in Section 4.02(b), Section 4.06, Section 4.17 and this Section 4.15 constitute the sole representations and warranties of the Seller with respect to Intellectual Property or Information Security and Privacy Requirements.

SECTION 4.16.          Real Property.

(a)       Section 4.16(a)(i) of the Disclosure Letter is a true and complete list of the street addresses for the real property sites (other than easements, rights-of-way or access and license rights in respect of real property and other small parcels that are not material to the operation of the Business) owned by the Transferred Entities (together with any buildings, improvements and fixtures thereon, collectively, the “Owned Real Property”).  Section 4.16(a)(ii) of the Disclosure Letter is a true and complete list of the street addresses for the real property sites leased, subleased, licensed or occupied by the Transferred Entities, other than with respect to any such leased real property sites that relate solely to easements, rights-of-way, access and license agreements, sales terminals or storage facilities which are not material to the Transferred Entities (the “Leased Real Property” and, together with the Owned Real Property, the “Real Property”).

(b)       Except as would not reasonably be expected to be material to the Business or the Transferred Entities, taken as a whole, with respect to each Owned Real Property, (i) a Transferred Entity has good, insurable and valid fee simple title to each Owned Real Property, free and clear of all Liens (other than Permitted Liens), (ii) there are no leases, licenses or other agreements granting to any third Person the right to use or occupy any portion of any Owned Real Property and (iii) to the Knowledge of the Seller, other than the right of the Purchaser pursuant to this Agreement, there are no outstanding options, rights of first offer or rights of first refusal for the benefit of a third party to purchase the Owned Real Property or any portion thereof or interest therein.

(c)         Except as would not reasonably be expected to be material to the Business or the Transferred Entities, taken as a whole, with respect to each lease, sublease, license and occupancy agreement (including each amendment, extension, renewal, guaranty and other material ancillary agreement related thereto) demising such Leased Real Property (each, a “Real Property Lease”), (i) a Transferred Entity has a valid leasehold, subleasehold or licensee interest or occupancy right in the underlying Leased Real Property, free and clear of all Liens (other than Permitted Liens), (ii) such Real Property Lease is valid and binding on the Transferred Entity party thereto, and, to the Knowledge of the Seller, on the other party thereto, and is in full force and effect, (iii) neither the relevant Transferred Entity, nor, to the Knowledge of the Seller, the landlord, sublandlord or licensor under such Real Property Lease is in breach of or default (which breach or default remains uncured) thereunder, and no event has occurred or circumstances exist which, with the delivery of notice or lapse of time or both, would constitute a breach or default by the relevant Transferred Entity, or the landlord, sublandlord or licensor under such Real Property Lease or permit the termination, modification or acceleration of rent under such Real Property Lease, (iv) the applicable Transferred Entity’s possession and quiet enjoyment of the Leased Real Property has not been disturbed since the Lookback Date, and there are no material disputes with the relevant landlord, sublandlord or licensor with respect to such Real Property Lease, (v) there are no subleases, licenses or other agreements granting to any third Person the right to use or occupy any portion of the underlying Leased Real Property and (vi) the applicable Transferred Entity has not collaterally assigned such Real Property Lease or its interest therein to any third party lender.

(d)        Except as would not reasonably be expected to be material to the Business or the Transferred Entities, taken as a whole, (i) neither the whole nor any part of the Real Property is subject to any pending suit for condemnation or other taking by any Governmental Authority, and, to the Knowledge of the Seller, no such condemnation or other taking is threatened or contemplated, and (ii) all material buildings, structures, facilities, fixtures, building systems and other material leasehold improvements located in or on the Real Property (the “Improvements”) are in adequate working order and condition and repair, ordinary wear and tear and casualty expected, and are sufficient for the operation of the Business as currently operated thereat.

(e)         The Owned Real Property identified in Section 4.16(a)(i) and the Leased Real Property identified in Section 4.16(a)(ii) comprise all of the material real property used in the Business of the Transferred Entities.  To the Knowledge of the Seller, the Transferred Entities are not party to any extant agreement or option to purchase any real property or interest therein.

(f)         Section 4.16(f) of the Disclosure Letter sets forth all material construction Contracts or development agreements for the construction or development of any Improvements to the Real Property in connection with any project whose cost is estimated to exceed $20,000,000 (the “Development Contracts”).  True and complete copies of each Real Property Lease and each Development Contract, including all material amendments, modifications, supplements, exhibits and schedules and addenda thereto, have been made available to Purchaser.

(g)        Notwithstanding anything to the contrary in this Agreement or any other Transaction Document, the representations and warranties in this Section 4.16 do not include any matters under, arising out of or relating to any Environmental Law or Environmental Permit, which are addressed solely in Section 4.14.

SECTION 4.17.          Contracts.

(a)        Section 4.17(a) of the Disclosure Letter sets forth a true, correct and complete list of all Material Business Contracts as of the date of this Agreement.  For purposes of this Agreement, “Material Business Contract” means any Contract (other than Business Benefit Plans and Collective Bargaining Agreements) to which a Transferred Entity is a party or by which any Transferred Entity is bound that:

(i)        provides for the formation, creation, governance, economics or control of any joint venture, partnership or other similar arrangement;

(ii)       under which (A) any Person that is not a Transferred Entity guarantees, directly or indirectly, any material Liabilities of any Transferred Entity or (B) any Transferred Entity guarantees any material Liabilities of any Person that is not a Transferred Entity;

(iii)      grants a Lien (other than a Permitted Lien) on any material asset of a Transferred Entity (other than a Lien that will be released on or before the Closing Date);

(iv)      relates to the acquisition or disposition of any business, assets or properties (whether by merger, sale of stock, sale of assets or otherwise) for aggregate consideration under such Contract in excess of $20,000,000 (A) that was entered into after the Lookback Date or (B) pursuant to which any earn-out, indemnification or deferred or contingent payment obligations remain outstanding that would reasonably be expected to involve payments by any Transferred Entity of more than $2,000,000 after the date of this Agreement (in each case, excluding acquisitions or dispositions of supplies, inventory, merchandise or products in the ordinary course of business);

(v)     is a Contract (other than purchase orders issued under or pursuant to a master Contract, which shall not constitute a separate Contract for purposes of this clause (v), but shall be part of the master Contract to which it relates) for the purchase of materials, supplies, goods, services, equipment or other assets primarily in connection with the conduct of the Business which provided for aggregate payments by any Transferred Entity (or any combination of Transferred Entities) of more than $20,000,000 in the year ended December 31, 2024 or is reasonably expected to require aggregate payments by any Transferred Entity (or any combination of Transferred Entities) of more than $20,000,000 in the year ended December 31, 2025;

(vi)     is a Contract (other than purchase orders issued under or pursuant to a master Contract, which shall not constitute a separate Contract for purposes of this clause (vi), but shall be part of the master Contract to which it relates) with a customer of the Business which provided for aggregate payments to any Transferred Entity of more than $20,000,000 in the year ended December 31, 2024;

(vii)      contains provisions that (A) materially limits any Transferred Entity or any Affiliate thereof (including after the Closing, the Purchaser and its Affiliates) from competing in or entering any territory, market or field or freely engaging in business anywhere in the world, (B) grant a right of exclusivity to any Person, (C) contains “most favored nation” provisions in favor of any other Person that would be applicable to any Transferred Entity or any Affiliate thereof (including after the Closing, the Purchaser and its Affiliates) or the Business, in each case, from and after the Closing or (D) grants a right of first refusal, right of first negotiation or right of first offer in favor of any other Person, in each case of the foregoing clauses (A) through (D), but excluding (1) license agreements for Intellectual Property rights limiting any Transferred Entity’s use of such Intellectual Property rights to specified fields of use, (2) any take-or-pay Contracts under which any Transferred Entity is the supplier and (3) Contracts that can be terminated without payment of a material penalty by any Transferred Entity or material impact on the Business or the Transferred Entities, taken as a whole, on less than ninety (90) days’ notice by any Transferred Entity;

(viii)     reflects a settlement of any threatened or pending Action either (A) entered into since the Lookback Date and under which a payment in excess of $20,000,000 was made by or primarily on behalf of any Transferred Entity or (B) containing continuing obligations or restrictions on any Transferred Entity;

(ix)        is a Contract (A) pursuant to which (I) the Parent or any of its Subsidiaries (including the Transferred Entities) have granted a license to material Company Owned Intellectual Property to a third Person, or (II) a third party has granted a license to material Intellectual Property to the Parent or any of its Subsidiaries (including the Transferred Entities) with respect to the Business (other than (x) licenses to generally commercially available, “off-the-shelf” software, (y) non-exclusive licenses that are ancillary to the supply, marketing, distribution and sale of products or services, and (z) non-exclusive licenses granted to customers, in each case of the foregoing clauses (x) – (z), in the ordinary course of business) or (B) relating to the development or ownership of any Intellectual Property by or for the Business (other than Intellectual Property assignment agreements entered into with employees of the Parent Group in the ordinary course of business);

(x)         is an Affiliate Agreement that will not be terminated at the Closing;

(xi)        is a Real Property Lease for the Leased Real Property set forth on Section 4.16(a)(ii) of the Disclosure Letter;

(xii)      evidences Indebtedness for borrowed money of the Transferred Entities in excess of $5,000,000 in any year that will not be terminated at the Closing;

(xiii)     pursuant to which a Transferred Entity is required to make any advance, loan or extension of credit in, any Person (other than extensions of trade credit given in the ordinary course of business or fees, expenses or costs prepaid in the ordinary course under a Contract for materials, supplies, goods, services, equipment or other assets), in each case, in an amount exceeding, individually, $5,000,000; and

(xiv)     each Contract constituting a derivative or financial swap, exchange, commodity option or hedge for an amount exceeding $5,000,000.

(b)        (i) Each Material Business Contract is valid and binding on the Transferred Entity party thereto, and to the Knowledge of the Seller, each other party thereto, and is in full force and effect in accordance with its terms, subject to the Bankruptcy and Equity Exception, except where such failure to be valid, binding or in full force and effect would not, individually or in the aggregate, reasonably be expected to be material to the Transferred Entities or the Business, taken as a whole (ii) the Transferred Entity party thereto, and, to the Knowledge of the Seller, any other party thereto, has performed all obligations required to be performed by it under each Material Business Contract, except where such nonperformance would not, individually or in the aggregate, reasonably be expected to be material to the Business or the Transferred Entities, taken as a whole and (iii) no Transferred Entity has received written notice of the existence of any breach or default on the part of a Transferred Entity party thereto under any Material Business Contract, except where such default would not, individually or in the aggregate, reasonably be expected to be material to the Business or the Transferred Entities, taken as a whole.  Except as would not, individually or in the aggregate, reasonably be expected to be material to the Transferred Entities or the Business, taken as a whole, none of the Transferred Entities is in default under or in breach or in violation of any such Material Business Contracts, and, as of the date hereof, no event has occurred that with notice or lapse of time, or both, would constitute such a default, breach or violation.  True and complete copies of each Material Business Contract, including all material amendments, modifications, supplements, exhibits and schedules and addenda thereto (other than purchase orders issued under or pursuant to a master Contract), have been made available to Purchaser.

SECTION 4.18.        Insurance.  Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, (a) all insurance policies issued to any member of the Parent Group, solely to the extent such policies provide coverage for the Business or to the Transferred Entity, are in full force and effect except for any expiration thereof in accordance with the terms thereof, (b) no written notice of cancelation or modification has been received other than in connection with ordinary renewals, and (c) there is no existing default or event which, with the giving of notice or lapse of time or both, would constitute a default, by any insured thereunder.

SECTION 4.19.          Energy Regulatory Status.

(a)          None of the Transferred Entities (i) is a “natural gas company” under the NGA, or a “utility, gas service company, gas company”, or any similar entity however described under the laws of any state or local jurisdiction or the regulations promulgated thereunder, (ii) is subject to regulation by FERC under the NGPA, (iii) is a “common carrier pipeline” under the ICA, or (iv) holds any general or limited jurisdiction certificate of public convenience and necessity issued by FERC other than a blanket sale for resale certificate issued by operation of Law or a blanket certificate issued to permit participation in capacity release transactions.  No Transferred Entity has acquired any of the assets owned by it through the use of eminent domain or condemnation, except as would not modify the regulatory status of such Transferred Entity or assets or otherwise would not reasonably be expected to be material to the Business or the Transferred Entities, taken as a whole.

(b)        For each cogeneration facility owned or operated by a Transferred Entity, the Seller has filed, or has caused its Subsidiaries to file, a self-certification with FERC as a QF, and such self-certification is valid and in full force and effect.

(c)        Each Transferred Entity that is engaged in wholesale sales of electricity has obtained MBR Authority from FERC, and such authorization is in full force and effect.

(d)         None of the Transferred Entities is subject to, or not exempt from, PUHCA.

(e)        None of the Transferred Entities is subject to any actual, or, to the Seller’s Knowledge, threatened in writing or pending complaint or other proceeding seeking to revoke the QF status of its generating facilities, MBR Authority, or any exemptions from or blanket authorizations under the FPA or PUHCA derived therefrom, or seeking to revoke, cancel, or unilaterally modify its generator facility interconnection agreements.

SECTION 4.20.      Brokers and Other Advisors.  No broker, investment banker, financial advisor or other Person is entitled to, and no Transferred Entity will have any responsibility to pay for, any broker’s, finder’s, financial advisor’s or other similar fee or commission, or the reimbursement of expenses in connection therewith, in connection with the Transactions based upon arrangements made by any Seller Party or any Transferred Entity or any of their Affiliates.

SECTION 4.21.     Solvency.  Assuming (a) satisfaction or waiver of the conditions to the Seller’s obligation to consummate the Transactions, (b) the Purchaser’s compliance with all of its covenants hereunder and (c) the representations and warranties of the Purchaser set forth in Article V are true and correct in all material respects and immediately after giving effect to the consummation of the transactions contemplated hereby, each Seller Party (a) will be Solvent (in that both the fair value of its assets will not be less than the amount required to pay its probable Liabilities on its recourse debts as they mature or become due in the ordinary course of business), (b) will have adequate capital and liquidity with which to engage in its business and (c) will be able to pay all of its debts as they mature or become due in the ordinary course of business.  For the purposes of this Agreement, the term “Solvent”, when used with respect to any Person and its Subsidiaries, on a consolidated basis, means that, as of any date of determination, (a) the amount of the “fair saleable value” of the assets of such Person and its Subsidiaries, on a consolidated basis, will, as of such date, exceed (i) the value of all “liabilities of such Person and its Subsidiaries, on a consolidated basis, including contingent and other liabilities”, as of such date, as such quoted terms are generally determined in accordance with applicable Laws governing determinations of the insolvency of debtors, and (ii) the amount that will be required to pay the probable liabilities of such Person and its Subsidiaries, on a consolidated basis, as of such date, on their existing debts (including contingent and other liabilities) as such debts become absolute and mature, (b) such Person and its Subsidiaries, on a consolidated basis, will not have, as of such date, an unreasonably small amount of capital for the operation of the businesses in which they are engaged or proposed to be engaged following such date, and (c) such Person and its Subsidiaries, on a consolidated basis, will be able to pay their liabilities, including contingent and other liabilities, as they mature.  For purposes of this definition, “not have an unreasonably small amount of capital for the operation of the businesses in which they are engaged or proposed to be engaged” and “able to pay their liabilities, including contingent and other liabilities, as they mature” means that such Person and its Subsidiaries, on a consolidated basis, will be able to generate enough cash from operations, asset dispositions or refinancing, or a combination thereof, to meet their obligations as they become due.

SECTION 4.22.          No Other Seller Representations or Warranties.

(a)        Except for the representations and warranties made by the Seller in this Article IV and in the certificates required to be delivered by the Seller under Section 8.02, no member of the Parent Group nor any other Person makes any other express or implied representation or warranty with respect to the Business, the Transferred Entities or the Transferred Interests, or the business, operations, properties, assets, Liabilities, condition (financial or otherwise) or prospects of the Business or any estimates, projections, forecasts and other forward-looking information or business and strategic plan information relating to the Business, notwithstanding the delivery or disclosure to the Purchaser, any of its Affiliates or any of its and their respective Representatives of any documentation, forecasts or other information (in any form or through any medium) with respect to any one or more of the foregoing.  In particular, and without limiting the generality of the foregoing, no member of the Parent Group nor any other Person makes or has made any express or implied representation or warranty to the Purchaser, any of its Affiliates or any of its and their respective Representatives with respect to (a) any financial projection, forecast, estimate, budget or prospective information relating to the Business or (b) except for the representations and warranties made by the Seller in this Article IV and in the certificates required to be delivered by the Seller under Section 8.02, any oral, written, video, electronic or other information presented to the Purchaser, any of its Affiliates or any of its and their respective Representatives in the course of their due diligence investigation of the Business, the Transferred Entities and the Transferred Interests, the negotiation of this Agreement or the course of the Transactions.

(b)        Except for the representations and warranties expressly set forth in Article V and in the certificates required to be delivered by the Purchaser under Section 8.02, the Seller hereby acknowledges that the Purchaser, any of its Affiliates nor any other Person (a) has made or is making, and the Seller has not relied on, any other express or implied representation or warranty with respect to the Purchaser or the business of the Purchaser, including with respect to any oral, written, video, electronic or other information provided or made available to the Seller or any of its Representatives or any oral, written, video, electronic or other information developed by the Purchaser or any of its Representatives or (b) will have or be subject to any Liability or indemnification obligation to the Seller resulting from the delivery, dissemination or any other distribution to the Seller or any of its Representatives (in any form whatsoever and through any medium whatsoever), or the use by the Seller or any of its Representatives, of any information, documents, estimates, projections, forecasts or other forward-looking information, business plans or other material developed by or provided or made available to the Seller or any of its Representatives, including in due diligence materials, “data rooms” or management presentations (formal or informal, in person, by phone, through video or in any other format), in anticipation or contemplation of any of the Transactions.  The Seller, on behalf of itself and on behalf of its Affiliates and its and their respective Representatives, expressly disclaims reliance on any representations and warranties not expressly set forth in Article V and in the certificates required to be delivered by the Purchaser under Section 8.02 and expressly waives any such claim relating to the foregoing matters.

ARTICLE V

Representations and Warranties of the Purchaser

The Purchaser represents and warrants to the Seller as of the date hereof and, unless otherwise specified in such representation of warranty, as of the Closing Date:

SECTION 5.01.        Organization; Standing.  The Purchaser and each of its Affiliates that is or will be party to any Transaction Document (each, a “Purchaser Entity”) is an entity duly organized, validly existing and in good standing (where such concept is recognized under applicable Law) under the Laws of the jurisdiction of its organization and has all requisite power and authority necessary to carry on its business as it is now being conducted, except (other than with respect to such entity’s due organization and valid existence) as would not, individually or in the aggregate, reasonably be expected to prevent or materially delay, interfere with, hinder or impair (a) the consummation of any of the Transactions on a timely basis or (b) the compliance by any Purchaser Entity with its obligations under the Transaction Documents to which such Purchaser Entity is or will be a party.  Each Purchaser Entity is duly licensed or qualified to do business and is in good standing (where such concept is recognized under applicable Law) in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed, qualified or in good standing would not, individually or in the aggregate, reasonably be expected to prevent or materially delay, interfere with, hinder or impair (i) the consummation of any of the Transactions on a timely basis or (ii) the compliance by any Purchaser Entity with its obligations under the Transaction Documents to which such Purchaser Entity is or will be a party.

SECTION 5.02.          Authority; Noncontravention.

(a)          Each Purchaser Entity has all necessary corporate power and authority to execute and deliver the Transaction Documents to which such Purchaser Entity is or will be a party and to perform its respective obligations hereunder and thereunder and to consummate the Transactions.  The execution, delivery and performance by each Purchaser Entity of the Transaction Documents to which such Purchaser Entity is or will be a party, and the consummation by it of the Transactions, have been duly authorized by all necessary corporate action by such Purchaser Entity and no other corporate or similar action on the part of such Purchaser Entity is necessary to authorize the execution, delivery and performance by such Purchaser Entity of the Transaction Documents to which such Purchaser Entity is or will be a party and the consummation by it of the Transactions.  This Agreement has been, and each of the other Transaction Documents to which a Purchaser Entity is or will be a party has been or will be, as applicable, duly executed and delivered by each Purchaser Entity party thereto and, assuming the due authorization, execution and delivery hereof or thereof by the Seller or its applicable Affiliate, each constitutes (or upon the due authorization, execution and delivery hereof or thereof by the Seller or its applicable Affiliate will constitute) a legal, valid and binding obligation of each Purchaser Entity party thereto, enforceable against such Purchaser Entity in accordance with its terms, except insofar as such enforceability may be limited by the Bankruptcy and Equity Exception.

(b)         Neither the execution and delivery by each Purchaser Entity of the Transaction Documents to which such Purchaser Entity is or will be a party, the consummation by such Purchaser Entity of the Transactions, nor the performance or compliance by such Purchaser Entity with the applicable terms or provisions hereof or thereof, will (i) conflict with or violate any provision of the organizational documents of such Purchaser Entity or (ii) assuming that the Consents referred to in Section 5.03 are obtained prior to the Closing and the filings referred to in Section 5.03 are made and any waiting periods thereunder have terminated or expired prior to the Closing, (A) violate any Law or Judgment applicable to such Purchaser Entity or (B) violate or constitute a default under any of the terms, conditions or provisions of any Contract to which such Purchaser Entity is a party or give rise to a right of termination, cancelation or acceleration or loss of a material benefit under any such Contract, except, in the case of the foregoing clause (ii), as would not, individually or in the aggregate, reasonably be expected to prevent or materially delay, interfere with, hinder or impair (I) the consummation of any of the Transactions on a timely basis or (II) the compliance by any Purchaser Entity with its obligations under the Transaction Documents to which such Purchaser Entity is or will be a party.

SECTION 5.03.        Governmental Approvals.  Except for filings required under, and compliance with other applicable requirements of, the HSR Act, FERC and the Other Required Antitrust Laws and the Other Governmental Consents, no Consent of any Governmental Authority is necessary for the execution and delivery by each Purchaser Entity of the Transaction Documents to which such Purchaser Entity is or will be a party, the performance by such Purchaser Entity of its obligations hereunder or thereunder and the consummation by such Purchaser Entity of the Transactions, other than such other Consents that, if not obtained, made or given, would not, individually or in the aggregate, reasonably be expected to prevent or materially delay, interfere with, hinder or impair (i) the consummation of any of the Transactions on a timely basis or (ii) the compliance by any Purchaser Entity with its obligations under the Transaction Documents to which such Purchaser Entity is or will be a party.

SECTION 5.04.          Available Funds.

(a)          The Purchaser has, and at the Closing will have, sufficient cash to pay the Closing Purchase Price and any other amounts required to be paid in connection with the consummation of the Transactions and to pay all related fees and expenses that are the responsibility of the Purchaser hereunder.  The Purchaser has the financial resources and capabilities to fully perform all of its obligations under this Agreement and the other Transaction Documents.

(b)         Without limiting Section 11.09, in no event shall the receipt or availability of any funds or financing by or to the Purchaser or any of its Affiliates or any other financing transaction be a condition to any of the obligations of the Purchaser hereunder.

SECTION 5.05.     Solvency.  Assuming (a) satisfaction or waiver of the conditions to the Purchaser’s obligation to consummate the Transactions, (b) the Seller’s compliance with all of its covenants hereunder, (c) the representations and warranties of the Seller set forth in Article IV are true and correct in all material respects and immediately after giving effect to the consummation of the transactions contemplated hereby, and (d) immediately prior to the Closing, the Transferred Entities were Solvent, then, after giving effect to the Transactions and the payment of the Closing Purchase Price, any other repayment or refinancing of debt contemplated in this Agreement, payment of all amounts required to be paid by the Purchaser in connection with the consummation of the Transactions, and payment of all related fees and expenses of the Purchaser, the Purchaser and its Subsidiaries, on a consolidated basis taken as a whole, will immediately after the completion of the Closing (i) be Solvent (in that both the fair value of its assets exceed the amount required to pay its probable Liabilities on its recourse debts as they mature or become due in the ordinary course of business), (ii)  have adequate capital and liquidity with which to engage in its business and (iii)  be able to pay all of its debts as they mature or become due in the ordinary course of business.

SECTION 5.06.       Investment Representation.  The Purchaser is acquiring the Transferred Interests for its own account with the present intention of holding such securities for investment purposes and not with a view to, or for sale in connection with, any distribution of such securities in violation of any securities Laws.  The Purchaser is an “accredited investor” within the meaning of Rule 501(a) of Regulation D under the Securities Act of 1933, as amended (the “Securities Act”).  The Purchaser understands that the Transferred Interests have not been registered under the Securities Act or any other securities Laws and are being transferred to the Purchaser, in part, in reliance on the foregoing representation.

SECTION 5.07.        Brokers and Other Advisors.  No broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission, or the reimbursement of expenses in connection therewith, in connection with the Transactions based upon arrangements made by or on behalf of the Purchaser.

SECTION 5.08.        Legal Proceedings.  Except as would not, individually or in the aggregate, reasonably be expected to prevent or materially delay, interfere with, hinder or impair (a) the consummation of any of the Transactions on a timely basis or (b) the compliance by any Purchaser Entity with its obligations under the Transaction Documents to which such Purchaser Entity is or will be a party, there is no (i) pending or, to the Knowledge of the Purchaser, threatened Action against any Purchaser Entity or (ii) Judgment imposed upon or affecting any Purchaser Entity.

SECTION 5.09.          No Other Representations or Warranties.

(a)        The Purchaser acknowledges that it and its Representatives have received access to such books and Records, Real Property, Contracts and other assets of the Business which it and its Representatives have desired or requested to review, and that it and its Representatives have had full opportunity to meet with the management of the Business and to discuss the Business, the Transferred Entities and the Transferred Interests.  The Purchaser hereby acknowledges (for itself and on behalf of its Affiliates and its and their respective Representatives) that it has conducted its own independent investigation of the Transferred Entities, the Business and its operations, assets and financial condition and the Transferred Interests.  Except for the representations and warranties expressly set forth in Article IV and in the certificates required to be delivered by the Seller under Section 8.03, the Purchaser hereby acknowledges that no member of the Parent Group, nor any other Person, (a) has made or is making, and the Purchaser has not relied on, any other express or implied representation or warranty with respect to the Business, the Transferred Entities, the Transferred Interests, or the operations of the Business, including with respect to any oral, written, video, electronic or other information provided or made available to the Purchaser or any of its Representatives or any oral, written, video, electronic or other information developed by the Purchaser or any of its Representatives or (b) will have or be subject to any Liability or indemnification obligation to the Purchaser resulting from the delivery, dissemination or any other distribution to the Purchaser or any of its Representatives (in any form whatsoever and through any medium whatsoever), or the use by the Purchaser or any of its Representatives, of any information, documents, estimates, projections, forecasts or other forward-looking information, business plans or other material developed by or provided or made available to the Purchaser or any of its Representatives, including in due diligence materials, “data rooms” or management presentations (formal or informal, in person, by phone, through video or in any other format), in anticipation or contemplation of any of the Transactions.  The Purchaser, on behalf of itself and on behalf of its Affiliates and its and their respective Representatives, expressly disclaims reliance on any representations and warranties not expressly set forth in Article IV and in the certificates required to be delivered by the Seller under Section 8.03 and expressly waives any such claim relating to the foregoing matters.

(b)         Except for the representations and warranties made by the Purchaser in this Article V and in the certificates required to be delivered by the Purchaser under Section 8.03, no Purchaser Entity nor any other Person makes any other express or implied representation or warranty with respect to the business, operations, properties, assets, Liabilities, condition (financial or otherwise) or prospects of the business of the Purchaser or any estimates, projections, forecasts and other forward-looking information or business and strategic plan information relating to the business of the Purchaser, notwithstanding the delivery or disclosure to the Seller, any of its Affiliates or any of its and their respective Representatives of any documentation, forecasts or other information (in any form or through any medium) with respect to any one or more of the foregoing.  In particular, and without limiting the generality of the foregoing, no Purchaser Entity nor any other Person makes or has made any express or implied representation or warranty to the Seller, the Parent Group, any of its Affiliates or any of its and their respective Representatives with respect to (a) any financial projection, forecast, estimate, budget or prospective information relating to the business of the Purchaser or (b) except for the representations and warranties made by the Purchaser in this Article V and in the certificates required to be delivered by the Purchaser under Section 8.03, any oral, written, video, electronic or other information presented to the Seller, any of its Affiliates or any of its and their respective Representatives in the course of their due diligence investigation of the business of the Purchaser, the negotiation of this Agreement or the course of the Transactions.

SECTION 5.10.      Non-Reliance on Estimates, Projections, Forecasts, Forward-Looking Statements and Business Plans. The Purchaser acknowledges and agrees that it is an informed and sophisticated purchaser and has engaged expert Representatives who are experienced in the evaluation and purchase of businesses such as the Business (including the Transferred Entities and the Transferred Interests) as contemplated hereunder, and has had such access to the information, documents, personnel and properties of the Parent Group as it deems necessary and appropriate to make such independent evaluation and purchase.  In connection with the due diligence investigation of the Business by or on behalf of the Purchaser, the Purchaser and its Representatives have received and may continue to receive from the Seller certain estimates, projections, forecasts and other forward-looking information, as well as certain business and strategic plans and other information, regarding the Business, the Transferred Entities or the Transferred Interests, and the operations of the Business.  The Purchaser hereby acknowledges that there are uncertainties inherent in attempting to make such estimates, projections, forecasts and other forward-looking statements, as well as in providing such business and strategic plans and other information, with which the Purchaser is familiar, that the Purchaser is taking full responsibility for making its own evaluation of the adequacy and accuracy of all estimates, projections, forecasts and other forward-looking information, as well as such business and strategic plans and other information, so furnished to them (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, forward-looking information or business plans), and that the Purchaser has not relied on any such information and will have no, and hereby waives any, claim against the Parent Group, their Affiliates or any of their respective Representatives, with respect thereto or, except for the representations and warranties expressly set forth in Article IV or the certificates required to be delivered by the Seller under Section 8.03, any rights hereunder with respect thereto.

ARTICLE VI
Certain Covenants

SECTION 6.01.          Conduct of Business Before the Closing.

(a)        Except (w) as required by applicable Law, Judgment or a Governmental Authority, (x) as contemplated, required or permitted by this Agreement and the other Transaction Documents (including as contemplated by the Internal Reorganization pursuant to Section 6.02(a)), (y) as required pursuant to the organizational documents of any of the Transferred JVs or (z) as set forth in Section 6.01 of the Disclosure Letter, during the period from the date of this Agreement until the Closing (or such earlier date on which this Agreement is validly terminated pursuant to Section 9.01), unless the Purchaser otherwise consents in writing (such consent not to be unreasonably withheld, delayed or conditioned), the Seller (A) shall, and shall cause the Transferred Entities (other than the Transferred Non-Control JVs, where the Seller’s obligation shall be to use such efforts to the extent permitted under the organizational documents of such Transferred Non-Control JVs) to, use their commercially reasonable efforts to (i) conduct the Business in the ordinary course of business in substantially the same manner as previously conducted, (ii) preserve the goodwill and organization of the Business and the relationships with the Business’ customers, suppliers, employees and other business relations, including with Governmental Authorities, (iii) maintain and preserve in all material respects the Transferred Entities’ and the Business’ present business organization and operations and (iv) maintain the Business Assets in their present repair, order and condition, except for ordinary wear and tear and casualty, and (B) shall cause the Transferred Entities (other than the Transferred Non-Control JVs, where the Seller’s obligation shall be to use such efforts to the extent permitted under the organizational documents of such Transferred Non-Control JVs) not to enter into any new line of businesses outside of the Business; provided that no action by any Transferred Entity with respect to matters specifically addressed by Section 6.01(b) shall be deemed to be a breach of this Section 6.01(a) unless such action would constitute a breach of Section 6.01(b).

(b)        Except (w) as required by applicable Law, Judgment or a Governmental Authority, (x) as contemplated, required or permitted by this Agreement and the other Transaction Documents (including as contemplated by the Internal Reorganization pursuant to Section 6.02(a)), (y) as required pursuant to the organizational documents of any of the Transferred JVs or (z) as set forth in Section 6.01 of the Disclosure Letter, during the period from the date of this Agreement until the Closing (or such earlier date on which this Agreement is validly terminated pursuant to Section 9.01), unless the Purchaser otherwise consents in writing (such consent not to be unreasonably withheld, delayed or conditioned), the Seller shall not (solely with respect to the Business), and shall cause each Transferred Entity (other than the Transferred Non-Control JVs, where the Seller’s obligation shall be to use such efforts to the extent permitted under the organizational documents of such Transferred Non-Control JVs) not to, do any of the following:

(i)          (A) issue, redeem, sell, grant, deliver, pledge, transfer, encumber or subject to any Lien (other than transfer restrictions under applicable securities Laws or under the organizational documents of the Transferred Entities) any Transferred Interests or other equity interests of any Transferred Entity, (B) grant any option, warrant or right to acquire any Transferred Interests or other equity interest of any Transferred Entity or (C) issue any security convertible into or exchangeable for such securities;

(ii)         create, incur, assume or guarantee any Indebtedness for borrowed money of a Transferred Entity in excess of $5,000,000 in the aggregate other than such Indebtedness that will be repaid at or prior to Closing;

(iii)        sell, lease, transfer, license, assign, abandon, cancel, mortgage, pledge, place a Lien upon (other than a Permitted Lien) or otherwise dispose of any material asset of a Transferred Entity (other than Intellectual Property, which is addressed in clause (xvi) below), other than (A) the sale of obsolete, worn-out or excess equipment or assets in the ordinary course of business, (B) sales of goods or services in the ordinary course of business or (C) as required pursuant to any Material Business Contract in existence as of the date of this Agreement;

(iv)        acquire any material assets that would constitute assets of a Transferred Entity outside the ordinary course of business, except as required pursuant to any Material Business Contract in existence as of the date of this Agreement;

(v)         make any loans, advances (other than accounts receivable), capital contributions or investments for the Business, in each case that would constitute a loan, advance, capital contribution or investment of a Transferred Entity, to any Person outside the Parent Group other than in the ordinary course of business, except as required pursuant to any Material Business Contract in existence as of the date of this Agreement;

(vi)        (A) adopt, establish, extend, modify, amend or terminate any Business Benefit Plan, or any plan, program, Contract, agreement or arrangement that would be a Business Benefit Plan if in effect on the date hereof, with respect to any Business Employee, other service provider of the Transferred Entities, or Collective Bargaining Agreement, (B) increase the compensation or benefits of any Business Employee or other service provider of the Transferred Entities, (C) grant or agree to grant to any incentive compensation (whether equity-based or otherwise) or any severance or termination pay to any Business Employee or other service provider of the Transferred Entities, (D) take any action to accelerate the vesting, timing or payment of any compensation or benefits for any Business Employee or other service provider of the Transferred Entity, in each case, except (1) as required by applicable Law, any Business Benefit Plan or any Collective Bargaining Agreement, (2) in the ordinary course of business and consistent with past practice, (3) as contemplated in Section 7.05 of this Agreement, or (4) as may be initiated by the Seller or one or more of their respective Affiliates with respect to similarly-situated employees of the Seller generally in the applicable jurisdiction or geographic location or (5) arrangements that will not result in any Liability under this Agreement or otherwise to the Purchaser or any of its Affiliates, or (E) hire, retain or terminate the employment or service (other than for cause) of any Business Employee or other service provider of the Transferred Entities, other than (x) with respect to a Business Employee or other service provider of the Transferred Entities (or individual who would be a Business Employee or other service provider of the Transferred Entities) below the level of Vice President or (y) hiring individuals to replace departed Business Employees or other service providers of the Transferred Entities in the ordinary course of business consistent with past practice provided that such replacement hire does not cause the annual target cash compensation for the role of the departed Business Employees to materially increase;

(vii)      accept the transfer of sponsorship of, or any Liabilities relating to, any Business Benefit Plan that is not an Assumed Benefit Plan;

(viii)      transfer any Business Employee into or out of the Transferred Entities, or alter the duties and responsibilities of, any individual (A) who is a Business Employee such that such individual is no longer a Business Employee or (B) who is an employee of the Seller or its Affiliates who is not a Business Employee such that he or she would be a Business Employee, in each case, other than (1) as contemplated in Section 7.05 of this Agreement (including in connection with the Updated Business Employee List) and (2)  actions that are taken in the ordinary course of business consistent with past practice (e.g., to fill a vacancy, as part of a normal or planned rotation or upon a termination for cause or due to death or disability);

(ix)       (A) (1) modify, extend, terminate or enter into any Collective Bargaining Agreement or (2) recognize or certify any labor union, labor organization, works council, employee representative or group of employees as the bargaining representative for any Business Employees, (B) implement or announce any employee layoffs, reductions in force, plant closings, material reductions in compensation, or other similar actions that would trigger the notice obligations of WARN, or (C) waive or release any noncompetition, nonsolicitation, nondisclosure or other restrictive covenant obligation of any current or former employee or independent contractor of the Transferred Entities or, with respect to the Business, of the Seller or any of its other Affiliates;

(x)        make any material changes in financial accounting methods, principles or practices other than (A) changes that are being made to the Seller’s businesses generally in the ordinary course of business or (B) as may be required by GAAP (or any interpretation thereof) or by any applicable Law;

(xi)       amend the organizational documents of any Transferred Entity, other than immaterial changes as may be required to effect the Transactions or other ministerial changes, in each case, in a manner that is not adverse to the Purchaser;

(xii)      enter into any settlement or release with respect to any Action in an amount greater than $25,000,000 in the aggregate, other than (A) any settlement or release that contemplates only the payment of money without any material ongoing limits on the conduct or operation of the Business and results in a release of the claims giving rise to such Action, (B) any settlement or release involving the payment of Liabilities to the extent reflected or reserved against in the Financial Statements or (C) any Tax Action;

(xiii)    (A) change or revoke any material Tax election or Tax accounting method or make (other than in the ordinary course of business) any material Tax election, (B) settle or compromise any material Tax Action (including by entering into any “closing agreement” as described in Section 7121 of the Code), (C) file any material amended Tax Return or surrender the right to claim any material refund of Taxes, or (D) request or consent to an extension or waiver of the limitation period applicable to any material Tax claim or assessment (other than pursuant to an automatic extension of the due date for filing a Tax Return), in each case, to the extent such action could reasonably be expected to result in a Tax Liability for a Transferred Entity in a Post-Closing Tax Period; provided, however, that nothing in this Section 6.01(b)(xiii) shall prevent the Seller from taking any action with respect to any Taxes or any Tax Return of a Seller Consolidated Group;

(xiv)     amend any material Permit, other than (A) routine renewals (and any amendments related to such renewals) or (B) in the ordinary course consistent with past practice, in the case of each of clauses (A) and (B), that do not impose additional material limitations on the Business or operations of the Transferred Entities;

(xv)       liquidate, dissolve, recapitalize, reorganize or otherwise wind up the business or operations of, or fail to maintain the existence of, any Transferred Entity;

(xvi)      dispose of, permit to lapse or expire, abandon, transfer, assign or grant any license or sublicense of any rights under or with respect to any material Company Owned Intellectual Property other than non-exclusive licenses granted in the ordinary course of business or the expiration of Registered Intellectual Property at the end of its statutory term;

(xvii)     (A) enter into any Material Business Contract described in Section 4.17(a)(vii), Section 4.17(a)(ix) or Section 4.17(a)(xi), or (B) materially amend, transfer or voluntarily terminate any Material Business Contract or any Contract entered into after the date of this Agreement that would have been a Material Business Contract if in effect on the date of this Agreement, in each case, other than in the ordinary course of business and except for renewals, terminations or expirations in accordance with the terms of any Material Business Contract;

(xviii)    except as provided in Section 7.17 or in connection with routine maintenance in the ordinary course of business, enter into any Contract for capital expenditures (A) outside of the ordinary course of business or (B) in an amount greater than $25,000,000 in the aggregate; or

(xix)      authorize any of, or commit or agree, in writing or otherwise, to take any of, the foregoing actions.

(c)         Except as expressly contemplated or permitted by this Agreement or the other Transaction Documents or as required by applicable Law, Judgment or a Governmental Authority, during the period from the date of this Agreement to the Closing (or such earlier date on which this Agreement is terminated pursuant to Section 9.01), the Purchaser shall not, and shall cause its Affiliates not to, without the prior written consent of the Seller, (i) take any action, or fail to take any action, in either case, that would reasonably be expected to result in any of the conditions to effect the Closing set forth in Article VIII to not be satisfied or (ii) authorize any of, or commit or agree, in writing or otherwise, to take any of the foregoing actions.

(d)         Notwithstanding anything in this Agreement to the contrary, the Purchaser acknowledges and agrees that on or prior to the Closing Date, the Seller or any of its Affiliates may (but shall have no obligation to) (i) cause or consent to any Transferred Entity distributing Cash to the Seller or any of its Affiliates, (ii) take commercially reasonable actions that would otherwise require the prior written consent of the Purchaser under this Section 6.01 to the extent the Seller reasonably deems such action to be required by Law, or otherwise reasonably necessary to prevent the occurrence of, or mitigate the existence of, emergency situations or to address (A) an imminent and substantial risk to human health or safety or (B) imminent and material damage to the environment, Company Site, material equipment or other material assets of the Parent Group and (iii) take actions, including (A) the repayment of Indebtedness and the extinguishment of Liens and (B) the settlement, capitalization or cancellation of any intercompany Indebtedness or Contracts and any other intercompany agreements.  For the avoidance of doubt, nothing contained in this Agreement is intended to give the Purchaser, directly or indirectly, the right to control or direct the Parent Group’s business, including, prior to the Closing, the Business.  Prior to the Closing, the Parent Group shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its businesses and operations.

SECTION 6.02.          Internal Reorganization.

(a)         Following the date hereof and prior to the Closing, the Seller shall, and cause its applicable Subsidiaries to, use reasonable best efforts to complete the Phase 2 Internal Reorganization Steps, including by duly executing or causing the due execution of the Internal Reorganization Documentation.  The Seller shall keep the Purchaser reasonably apprised in writing with respect to the status of the Phase 2 Internal Reorganization Steps.  The Seller shall, to the extent reasonably necessary to effect the Transactions, including the transactions contemplated by the Phase 2 Internal Reorganization Steps (including to effect such transactions in a tax-efficient manner), be permitted to amend Section 1.01(e)(ii) of the Disclosure Letter hereto with the prior written consent of the Purchaser (such consent not to be unreasonably withheld, delayed or conditioned).  At least five (5) Business Days prior to the effectiveness of the Phase 2 Internal Reorganization Steps, the Seller shall provide to the Purchaser for the Purchaser’s review the material operative Internal Reorganization Documentation pursuant to which the Seller proposes to effectuate the Internal Reorganization. For avoidance of doubt, all costs and expenses (including Taxes) imposed with respect to the Internal Reorganization shall be borne solely by Seller or its Affiliates (other than the Transferred Entities).

(b)         To the extent that any of the Phase 2 Internal Reorganization Steps would require one or more Consents and any such Consent has not been obtained or made, as applicable, as of the Closing (each, a “Legal Impediment”), including with respect to any Contracts that require the Consent set forth in Item 4 of Section 8.01(b) of the Disclosure Letter in order to be  transferred to a Transferred Entity in connection with the Closing, the parties shall continue to use reasonable best efforts to obtain such Consent required to remove each Legal Impediment.  Until each such Legal Impediment is removed and the related asset or right is transferred to the applicable party, the parties shall use reasonable best efforts to develop and implement (or to continue in place) any reasonable and lawful arrangements designed to place the Purchaser or the Seller, as applicable, or one of their respective Subsidiaries, insofar as reasonably possible, in the same position as if such asset or right had been transferred to a Transferred Entity or a member of the Parent Group, as applicable, at the Closing, such that all benefits and burdens relating to such asset or right inure to the Purchaser or the Seller, or one of their respective Subsidiaries, as applicable.

ARTICLE VII

 Additional Covenants of the Parties

SECTION 7.01.          Efforts.

(a)        Subject to the terms and conditions of this Agreement, the Purchaser and the Seller shall use their respective reasonable best efforts (unless, with respect to any action, another standard of performance is expressly provided for herein) to promptly take, or cause to be taken, all actions, and do, or cause to be done, and assist and cooperate with the other parties in doing, all things necessary, proper or advisable to cause the conditions to the Closing to be satisfied as promptly as practicable and to consummate and make effective, in the most expeditious manner practicable, the Transactions, including (i) preparing and filing promptly and fully all documentation to effect all necessary filings, notices, petitions, statements, registrations, submissions of information, applications and other documents (including with respect to any Permits, including Environmental Permits), (ii) obtaining all Consents (including with respect to any Permits, including Environmental Permits) from any Governmental Authority or third party necessary, proper or advisable to consummate the Transactions and (iii) executing and delivering any additional instruments necessary to consummate the Transactions, in the case of each of clauses (i) through (iii), other than with respect to filings, notices, petitions, statements, registrations, submissions of information, applications and other Consents relating to Antitrust Laws, which are dealt with in Section 7.01(b), (c) and (d).

(b)        Each of the parties hereto agrees to (i) make an appropriate filing of a Notification and Report Form pursuant to the HSR Act with respect to the Transactions (which shall request the early termination of any waiting period applicable to the Transactions under the HSR Act) and any required notification under any other Antitrust Laws as promptly as reasonably practicable following the date of this Agreement, (and in any event with respect to filings made pursuant to the HSR Act within ten (10) calendar days, provided, that the obligation to make such filings shall be automatically extended on a day-for-day basis for each calendar day during which filings cannot be submitted due to a United States federal government shutdown following the date of this Agreement), and (ii) supply as promptly as reasonably practicable any additional information and documentary material that may be requested pursuant to the HSR Act and such other Antitrust Laws and to promptly take any and all steps necessary to avoid or eliminate each and every impediment and obtain all Consents under any Antitrust Laws that may be required by any foreign or U.S. federal, state or local Governmental Authority, in each case with competent jurisdiction so as to enable the parties hereto to consummate the Transactions as promptly as reasonably practicable and in any event prior to the Termination Date.

(c)        Without limiting the foregoing, the Purchaser and the Seller shall, and shall cause their respective Affiliates to use, reasonable best efforts to cooperate in good faith with all applicable Governmental Authorities and undertake as promptly as reasonably practicable commercially reasonable actions required to complete lawfully the Transactions prior to the Termination Date, provided, that notwithstanding anything to the contrary in this Agreement, the Purchaser (and its Affiliates) shall not be required to (i) proffer or consent to a Judgment or consent order providing for the sale or other disposition, or the holding separate, of particular assets, categories of assets or lines of business of such party, including assets or lines of business of the Transferred Entities (including the termination of any existing relationships or contractual rights of the Transferred Entities), (ii) proffer or consent to any other restriction, prohibition or limitation on the ownership or operation of any of such assets or lines of businesses, or (iii) proffer or consent to enter any other Contract regarding any of such assets or lines of businesses, in order to remedy any concerns that any Governmental Authority may have with respect to the Transactions (any of the actions described in the foregoing clause (i), (ii) or (iii) an “Antitrust Remedial Action”), other than any Antitrust Remedial Actions that (A) solely apply to the Business from and after the Closing and (B) individually or in the aggregate, would not reasonably be expected to be material to the Business, taken as a whole.  For the avoidance of doubt and notwithstanding anything to the contrary in this Section 7.01 or any other provision of this Agreement, neither the Seller nor any of its Affiliates (other than the Transferred Entities effective upon the Closing) shall be required to sell, divest, dispose of or enter into any other arrangements, or take any other Antitrust Remedial Action with respect to, their businesses, product lines, assets or operations pursuant to this Section 7.01 or any other provision of this Agreement, and the “reasonable best efforts” of the Seller shall not include taking any of the Antitrust Remedial Actions.

(d)         Nothing in this Agreement shall require any party to take or agree to take any action with respect to its business or operations unless the effectiveness of such agreement or action is conditioned upon the Closing.  The Purchaser shall (i) control the strategy for obtaining any Consents from any Governmental Authority in connection with the Transactions; provided that the Purchaser shall consult in good faith with the Seller regarding such strategy, and (ii) coordinate the overall development of the positions to be taken and the regulatory actions to be requested in any filing or submission with a Governmental Authority in connection with the Transactions and in connection with any investigation or other inquiry or litigation by or before, or any negotiations with, a Governmental Authority relating to the Transactions and of all other regulatory matters incidental thereto.  Neither the Purchaser nor the Seller shall commit to or agree with any Governmental Authority to stay, toll or extend any applicable waiting period under the HSR Act or any other Antitrust Laws or enter into a timing agreement with any Governmental Authority, without the prior written consent of the other party.

(e)         Each of the parties hereto shall use its reasonable best efforts to (i) cooperate in all respects with each other in connection with any filing, submission or substantive written communication with a Governmental Authority in connection with the Transactions and in connection with any investigation or other inquiry by or before a Governmental Authority relating to the Transactions, including any proceeding initiated by a private person, allow the other party to review such filing, submission, or substantive written communication in advance, and consider in good faith the views of such other party with respect to such filing, submission, or substantive written communication, (ii) keep the other parties hereto informed in all material respects and on a reasonably timely basis of any material communication received by such party from, or given by such party to, the Antitrust Division of the Department of Justice (the “DOJ”), the Federal Trade Commission (the “FTC”), FERC or any other Governmental Authority and of any material communication received or given in connection with any proceeding by a private Person, in each case regarding any of the Transactions, (iii) subject to applicable Laws relating to the exchange of information, and to the extent reasonably practicable, consult with the other parties hereto with respect to information relating to the other parties hereto and their respective Subsidiaries, as the case may be, that appears in any filing made with, or written materials submitted to, any third Person or any Governmental Authority in connection with the Transactions, other than “Transaction-Related Documents” and “Plans and Reports” as those terms are used in the rules and regulations under the HSR Act, and (iv) to the extent permitted by the FTC, the DOJ, FERC or such other applicable Governmental Authority or other Person, give the other parties hereto prompt notice of, and the reasonable opportunity to attend and participate in, substantive meetings and conferences.

(f)         In furtherance of the obligations set forth in Section 7.01(a) and otherwise subject to the terms of this Section 7.01, the Seller and the Purchaser shall use their respective reasonable best efforts to obtain approval from FERC pursuant to Section 203 of the FPA in order to consummate the Transactions.  The Purchaser and its Affiliates shall reasonably cooperate and consult with the Seller and its Affiliates in such efforts, including the execution of, or consenting to, FPA Section 203-related applications or submissions with FERC, including any inquiries from staff, which applications or submissions shall be made as soon as practicable, but in no event later than ten (10) calendar days after the date of this Agreement.  The Purchaser and its Affiliates shall make all necessary post-Closing filings and submissions pursuant to FERC’s rules, including all applicable deadlines.

(g)       In connection with the Company Sites located in Pedricktown, New Jersey, (i) the parties acknowledge that the execution of this Agreement and the consummation of the Transactions will require, and the parties shall reasonably cooperate with respect to, compliance with the New Jersey Industrial Site Recovery Act, N.J.S.A. 13:1K-6 et seq., and the regulations promulgated pursuant thereto, N.J.A.C. 7:26B 1.1 et seq., as amended (“ISRA”), (ii) the Seller shall complete and file a “General Information Notice” as defined under and in compliance with ISRA (the “ISRA Filing”) within five days of the date of this Agreement, (iii) subject to Seller’s indemnification obligations with respect to any Non-Legacy Environmental Liabilities under Section 10.02(b), (A) the “General Information Notice” shall identify and be executed by the Company as the responsible party and (B) the Seller shall (x) make all other governmental filings and submissions and take all other actions necessary to comply with ISRA (as a result of this Agreement and the consummation of the Transactions), including causing the Company to execute an “ISRA Remediation Certification” form and to establish any required remediation funding source or financial assurance (unless Purchaser notifies Seller in advance that the Purchaser, the Company or its Affiliates, to the extent permitted under ISRA, will provide a self guarantee in lieu of such required source or assurance) as necessary to consummate the Transactions (and provide Purchaser with a reasonable opportunity to review and comment in advance on such filings and submissions) and (y) have the right to manage and control any Remedial Action with respect to any Non-Legacy Environmental Liability required to comply with ISRA, in accordance with the terms of Section 10.05(c) and using a licensed site remediation professional reasonably acceptable to Purchaser.

(h)         Notwithstanding anything to the contrary in this Agreement, the Seller and its Affiliates shall have no obligation to pay money or offer or make any concession or grant any accommodation (financial or otherwise) to any Governmental Authority or other third party in connection with the performance of their respective obligations under this Section 7.01.

SECTION 7.02.         Public Announcements.  The parties hereto agree that the initial press release to be issued with respect to the Transactions following execution of this Agreement shall be in the form heretofore agreed to by the parties hereto (the “Announcement”).  The Purchaser and the Seller shall consult with each other before issuing, and give each other the opportunity to review and comment upon, any other press release or other public statements with respect to the Transactions issued by each such party or any of their respective Affiliates, and shall not issue any such press release or make any such public statement without the prior consent of the other party following such consultation; provided that in the event that such press release or other public statement shall be required by applicable Law, Judgment, court process or the applicable rules and regulations of any national securities exchange or national securities quotation system, then the releasing party shall be required to consult with the other party and give such other party a reasonable opportunity to review and comment on such public statement prior to its release to the extent permitted by Law.  Notwithstanding the forgoing, this Section 7.02 shall not apply to any press release or other public statement made by any party or any of its respective Affiliates which is consistent with the Announcement and the terms of this Agreement and does not contain any information relating to the Transactions that has not been previously announced or made public in accordance with the terms of this Agreement.

SECTION 7.03.          Access to Information; Confidentiality.

(a)         Subject to applicable Law and any applicable Judgment, between the date of this Agreement and the earlier of the Closing and the valid termination of this Agreement pursuant to Section 9.01, upon reasonable notice, the Seller shall, and shall cause the other members of the Parent Group to, afford to the Purchaser and its Representatives reasonable access during normal business hours to the Transferred Entities, and the Seller shall, and shall cause the other members of the Parent Group to, furnish to the Purchaser and its Representatives such information relating primarily to the Business as the Purchaser may reasonably request, in each case for the primary purposes of transition and integration planning and confirming the satisfaction of closing conditions hereunder; provided that the Purchaser and its Representatives shall conduct any such activities in such a manner as not to interfere unreasonably with the conduct of the businesses of Parent and its Affiliates; provided, further that no member of the Parent Group shall be obligated to provide such access or information if, the Seller determines in its reasonable judgment that doing so would reasonably be expected to result in  (i) violating or prejudicing the rights of its customers, (ii) disclosing trade secrets or competitively sensitive or classified information to third parties, (iii) violating applicable Law, an applicable Judgment or a Contract or obligation of confidentiality owing to a third party, (iv) jeopardizing the protection of an attorney-client privilege, attorney work product protection or other legal privilege, (v) being adverse to the interests of the applicable party in any pending or threatened Action or (vi) exposing the applicable party to risk of Liability for disclosure of sensitive or personal information (clauses (i) – (vi), collectively, the “Access Exceptions”).  In any such event, at the Purchaser’s reasonable request, the parties shall use their commercially reasonable efforts to develop an arrangement to communicate, to the extent feasible, the applicable information or a portion thereof in a manner that would not violate applicable Law, Judgment or obligation or risk waiver of such privilege or protection or risk such Liability or prohibited or inadvisable action.  Notwithstanding any provision to the contrary in this Agreement, between the date of this Agreement and the earlier of the Closing and the valid termination of this Agreement pursuant to Section 9.01 the Purchaser shall have no right to conduct any intrusive, invasive or subsurface investigation or sampling of any environmental media or building materials at any Company Site.  All requests for information made pursuant to this Section 7.03 shall be directed to the executive officer or other Person designated by the Seller.  It is further agreed that none of the Purchaser, its Affiliates or its or their Representatives shall, prior to the Closing Date, contact any director, officer, employee, supplier, customer, landlord, franchisee, commercial counterparty, partner, accountant, stockholder or creditor of the Seller, any of its Affiliates or their respective Representatives regarding the Transactions, whether in person or by telephone, mail or other means of communication, without the prior written consent of the Seller (other than pursuant to this Section 7.03).

(b)      Until the Closing, all information provided by the Seller pursuant to Section 7.03(a) will be subject to the terms of the mutual confidentiality agreement dated as of March 5, 2025, as amended or supplemented by and among the Seller and the Purchaser (the “Confidentiality Agreement”).  Effective upon, and only upon, the Closing, the confidentiality provisions of the Confidentiality Agreement shall terminate with respect to information relating solely to the Business; provided that the Purchaser acknowledges that all of its other obligations under the Confidentiality Agreement, including its obligations of confidentiality and non-disclosure with respect to any and all other information provided to it by or on behalf of the Seller, its Affiliates or any of their respective Representatives concerning the businesses of Parent and its Affiliates (other than the Business), the Seller, its Affiliates or any of their respective Representatives (other than solely with respect to the Business) shall continue to remain subject to the terms and conditions of the Confidentiality Agreement, any termination of the Confidentiality Agreement that has occurred or would otherwise occur notwithstanding; provided, further that “for one (1) year from the Effective Date” in Section 3.4 of the Confidentiality Agreement shall hereby be replaced with the words “until the later of (i) the date that is one (1) year from the valid termination of the purchase and sale agreement, dated as of October 1, 2025, among Occidental Chemical Corporation, a Texas corporation, Berkshire Hathaway Inc., a Delaware corporation, and solely for the purposes set forth therein, Environmental Resource Holdings, LLC, a Texas limited liability company (the “Purchase Agreement”) and (ii) the Closing (as defined in the Purchase Agreement)”.

(c)        For a period of three (3) years from the Closing Date, each of the Seller and Purchaser shall, and shall cause its Affiliates to, keep confidential and not disclose confidential or proprietary information relating solely to the Business (in the case of the Seller and its Affiliates) and the remaining businesses of the Parent Group (in the case of the Purchaser and its Affiliates), except to the extent such information (i) is or becomes generally available to the public without breach of the Seller’s or Purchaser’s obligations, as applicable, under this Section 7.03(c) by the Seller or the Purchaser, as applicable, (ii) is lawfully acquired after the Closing by the Seller or its Affiliates or by the Purchaser and its Affiliates, as applicable, from sources which are not prohibited from disclosing such information by a legal, contractual or fiduciary obligation, (iii) is required to be disclosed by applicable Law, any Judgment or stock exchange rule, (iv) is independently developed by the Seller or its Affiliates or the Purchaser and its Affiliates, as applicable, without reference to or use of the confidential information subject to the confidentiality obligations of this Section 7.03(c), (v) is used as expressly permitted pursuant to this Agreement or any other Transaction Document, (vi) is disclosed as reasonably necessary to the Seller’s Representatives or the Purchaser’s Representatives (subject to such Persons being instructed to comply with the obligations under this Section 7.03(c)) in connection with (A) the performance by the Seller or any of its Affiliates or the Purchaser or any of its Affiliates, as applicable, of their respective obligations under any of the Transaction Documents (but, for the avoidance of doubt, on the terms and subject to the conditions hereof and thereof) or (B) the enforcement by the Seller or any of its Affiliates or the Purchaser or any of its Affiliates, as applicable, of any right or remedy arising out of or relating to any of the Transaction Documents or (vii) the disclosure of which is necessary to provide any services pursuant to the Transition Services Agreement; provided, however, that if the Seller or any of its Affiliates or their respective Representatives or the Purchaser or any of its Affiliates or their respective Representatives, as applicable, are compelled to disclose any information by judicial or administrative process or by other requirements of Law, to the extent reasonably practicable and permitted by applicable Law, such disclosing party shall promptly (unless precluded by applicable Law) notify the non-disclosing party in writing and shall disclose only that portion of such information which such party is legally required to disclosed; provided that, if reasonably requested, the disclosing party shall use reasonable best efforts to cooperate with the non-disclosing party in obtaining an appropriate protective order or other reasonable assurance that confidential treatment will be accorded such information.

SECTION 7.04.        Insurance.  The coverage under all insurance policies or self-insurance programs, including those relating to the Transferred Entities, arranged or maintained by the Seller or any of its Affiliates (the “Seller Policies”) is only for the benefit of the Seller and its Affiliates, and not for the benefit of the Purchaser or any of its Affiliates.  As of the Closing, the Transferred Entities shall cease to be insured by the Seller Policies.  The Purchaser acknowledges and agrees that it is the Purchaser’s sole responsibility to arrange for its own insurance policies or self-insurance programs with respect to the Transferred Entities covering all periods prior to and following the Closing and agrees not to seek, through any means, to benefit from the Seller Policies which may provide coverage for claims relating in any way to the Transferred Entities.

SECTION 7.05.          Employee Matters.

(a)          Transfer of Business Employees.

(i)         No later than thirty (30) days prior to the Closing, the Seller shall deliver to the Purchaser an updated Business Employee List reflecting all Business Employees as of the date of such delivery (the “Updated Business Employee List”); provided, however, that individuals may be removed from or included on the Updated Business Employee List as mutually agreed upon between the Seller and the Purchaser.

(ii)         On or prior to the Closing, the Seller shall, or shall cause the other members of the Parent Group to, transfer the employment of each employee of the Seller and its Affiliates who is not a Business Employee from a Transferred Entity to a member of the Parent Group (other than a Transferred Entity), as applicable.

(iii)        On or prior to the Closing, the Seller shall, or shall cause the other members of the Parent Group to, transfer the employment of each Business Employee who is not then employed by a Transferred Entity to a Transferred Entity.  No later than twenty (20) days prior to the Closing, the Seller shall provide the Purchaser with a list of all Business Employees whose employment the Seller or its Affiliates are not able to transfer to a Transferred Entity.  No later than ten (10) days prior to the Closing Date, the Purchaser shall, or shall cause one of its Affiliates to, offer employment, effective as of 12:01 a.m., New York City time, on the Closing Date (the “Transfer Time”), to all such Business Employees (each such Business Employee, an “Offer Employee”) who on the Closing Date are actively at work (each, an “Active Employee”).  For purposes of this Agreement, any such Offer Employee who is not actively at work on the Closing Date due to vacation, holiday, ordinary paid time off, illness or injury of shorter duration than a long-term disability, maternity or paternity leave, approved leave of absence, jury duty or bereavement leave in accordance with applicable policies of the Seller shall be deemed an Active Employee.

(iv)        Notwithstanding anything in this Agreement to the contrary, any Business Employee who is not actively at work (other than due to vacation, holiday, ordinary paid time off, illness or injury of shorter duration than a long-term disability, maternity or paternity leave, approved leave of absence, jury duty or bereavement leave in accordance with applicable policies of the Seller) on the Closing Date (an “Inactive Employee”) shall become or remain, as applicable, an employee of the Seller or one of its Affiliates (other than the Transferred Entities), and the applicable Transferred Entity shall, and the Seller shall cause the applicable Transferred Entity to, transfer the employment of such Inactive Employee to the Seller or one of its Affiliates (other than the Transferred Entities) prior to the Closing.  With respect to each Inactive Employee, the Purchaser shall, or shall cause one of its Affiliates (including, following the Closing, the Transferred Entities) to, make an offer of employment to each such Inactive Employee effective as of the date on which such Inactive Employee presents himself or herself to the Purchaser for active employment following the Closing Date to the same extent, if any, as the Seller would be required to reemploy such Inactive Employee in accordance with its policies as in effect on the Closing Date and applicable Law.  The Seller agrees that each Transferred Employee who is disabled as of the end date of benefits coverage pursuant to the Transition Services Agreement shall continue to receive or remain eligible (after satisfaction of the applicable elimination period) to receive long-term disability benefits under the applicable Business Benefit Plan (other than an Assumed Benefit Plan) during his or her period of disability or until he or she is no longer entitled to benefits under the terms of such plan (and underlying insurance policies).

(v)      The Purchaser shall provide each Offer Employee with an offer of employment and employment terms that satisfy the Purchaser’s covenants in this Section 7.05.  Each Offer Employee who becomes an employee of the Purchaser by acceptance of the Purchaser’s or its applicable Affiliate’s offer of employment shall be treated as a Transferred Employee.  In the case of any Inactive Employee who becomes a Transferred Employee following the Closing Date, all references in this Agreement to the Transfer Time or to the Closing or the Closing Date (other than with respect to the date on which the one-year Continuation Period commences) shall be deemed to be references to 12:01 a.m. on the date that such individual becomes a Transferred Employee.  Nothing herein shall be construed as a representation, warranty, covenant or guarantee by the Seller that some or all of the Business Employees will accept the offer of employment from the Purchaser.

(b)          Transferred Employee Compensation and Employee Benefits.

(i)         Compensation and Benefits Comparability.  With respect to U.S. Transferred Employees (excluding any such employees subject to a Collective Bargaining Agreement), during the period beginning on the Closing Date and ending on the one-year anniversary of the Closing Date (the “Continuation Period”), the Purchaser shall, or shall cause its Affiliates to, provide to each U.S. Transferred Employee during his or her employment with the Purchaser and its Affiliates during the Continuation Period (and, with respect to any compensation or benefits that apply following a termination of employment, the applicable period thereafter) (A) annual base salary or wage rate, target annual cash incentive compensation opportunities and target long-term incentive compensation opportunities that in the aggregate are no less favorable than those in effect for such Transferred Employee immediately prior to the Closing; provided, that such long-term incentive compensation opportunities will be cash-based, (B) other compensation and benefits (including the SRP, defined contribution retirement, and health and welfare and fringe benefits, but excluding severance, equity or equity-based compensation, change in control, transaction, one-time or special bonus or retention arrangements, nonqualified deferred compensation (other than the SRP), defined benefit pension, employee stock ownership or retiree health and welfare benefits, plans, programs, policies or arrangements that, in the aggregate, are substantially comparable to those in effect for each such Transferred Employee immediately prior to the Closing under the Business Benefit Plans and (C) severance payments and benefits that are no less favorable than the severance payments and benefits such Transferred Employee would have been entitled to under the Business Benefit Plans (excluding the retiree health and welfare benefits referenced thereunder) if such termination occurred immediately prior to the Closing (excluding any enhanced severance payments and benefits which would have been provided solely following a change in control of the Seller). Notwithstanding anything herein to the contrary, with respect to U.S. Transferred Employees covered by a Collective Bargaining Agreement (the “U.S. Transferred Union Employees”), effective from and after the Closing Date, the Purchaser shall cause the applicable Transferred Entity to assume the applicable Collective Bargaining Agreement as of the Closing Date, and the terms and conditions of employment for the applicable U.S. Transferred Union Employees covered under such Collective Bargaining Agreement shall be governed by the applicable Collective Bargaining Agreement until the expiration, modification or termination of such Collective Bargaining Agreement in accordance with its terms or applicable Law.

(ii)         Service Credit.  With respect to each U.S. Transferred Employee, from and after the Closing Date, the Purchaser shall, or shall cause its Affiliates to, provide credit (without duplication) to each such Transferred Employee for his or her service recognized by the Seller and its Affiliates and their respective predecessors before the Closing Date for purposes of eligibility, vesting (other than future long-term incentive awards), future vacation and paid time off accruals and determining severance benefit entitlements under the applicable employee benefit plans of the Purchaser or its applicable Affiliate to the same extent and for the same purposes as such service was credited under any similar Business Benefit Plan in which such Transferred Employee participated immediately prior to the Closing Date, provided that such service shall not be recognized to the extent that such recognition would result in a duplication of benefits.

(iii)       Non-U.S. Transferred Employees.  Notwithstanding any other provision of this Section 7.05 to the contrary, with respect to each Non-U.S. Transferred Employee, for the Continuation Period, or such longer period required by applicable Law, the Purchaser or its Affiliates shall provide to such employee (A) terms and conditions of employment that comply with the Purchaser and its Affiliate’s obligations under Section 7.05(b)(i) and (ii) and (B) any other terms and conditions necessary to comply with applicable Law.  Notwithstanding anything herein to the contrary, with respect to Non-U.S. Transferred Employees covered by a Collective Bargaining Agreement (the “Non-U.S. Transferred Union Employees”), effective from and after the Closing Date, the Purchaser shall cause the applicable Transferred Entity to assume the applicable Collective Bargaining Agreement as of the Closing Date, and the terms and conditions of employment for Non-U.S. Transferred Union Employees covered under such Collective Bargaining Agreement shall be governed by the applicable Collective Bargaining Agreement until the expiration, modification or termination of such Collective Bargaining Agreement in accordance with its terms or applicable Law.

(iv)       Severance or Other Termination Liabilities.  The Seller and the Purchaser intend that the Transactions should not constitute a separation from service (including with respect to Treasury Regulation Section 1.409A-1(h)(4)), termination or severance of employment of any Business Employee prior to or upon the occurrence of the Closing Date, including for purposes of any Business Benefit Plan that provides for separation, termination or severance benefits, and that such employee shall have continuous and uninterrupted employment immediately before and immediately after the Closing Date, and the Seller and the Purchaser shall, and shall cause their respective Affiliates to, comply with any requirements under applicable Law to ensure the same.  The Purchaser or its Affiliates shall bear all Liabilities relating to, and shall indemnify and hold harmless the Seller Indemnitees from and against, (A) any claims made by any Business Employee for any statutory or common law severance or other separation benefits, any contractual or other severance or separation benefits and any other legally mandated payment obligations (including any compensation payable during a mandatory termination notice period and any payments pursuant to a Judgment of a court having jurisdiction over the parties hereto) and for any other claim or Liability (whether related to compensation, benefits or otherwise), in each case, directly or indirectly arising out of or in connection with (1) the transfer of the Transferred Interests to the Purchaser or its Affiliates, (2) the failure of the Purchaser or its Affiliates to provide each Offer Employee with an offer of employment with employment terms that satisfy the Purchaser’s covenants in this Section 7.05, (3) the failure of the Purchaser or its Affiliates to continue the employment of, any Business Employee or any other individual who is entitled to transfer to the Purchaser or its Affiliates upon the occurrence of the Closing by operation of Law or pursuant to the transfer of the Transferred Interests to the Purchaser or its Affiliates, in each case, in accordance with this Agreement or applicable Law, or (4) the failure of the Purchaser or its Affiliates to comply with the requirements of any Collective Bargaining Agreement covering a Business Employee and (B) any claims relating to the employment, compensation or benefits of any Transferred Employee on or after the Closing Date, including in respect of any act or omission relating to the employment of any Transferred Employee on or after the Closing Date.

(v)         Replacement Benefit Plans.

(A)          Following the date of this Agreement, the Seller and the Purchaser shall coordinate in good faith to cause to be established as soon as reasonably practicable (but in no event later than the end date of benefits coverage pursuant to the Transition Services Agreement), at the Purchaser’s sole expense, standalone active employee health and welfare benefit plans and  a defined contribution retirement plan that includes a cash or deferred arrangement within the meaning of Section 401(k) of the Code (the “401(k) Plan” and, collectively, the “Replacement Benefit Plans”) for Transferred Employees, as applicable, that, in each case, (A) are sponsored solely by a Transferred Entity, (B) have terms that are substantially similar to the corresponding Business Benefit Plans (except with respect to costs and certain plan features specific to the Seller and its Affiliates), (C) are administered by the same vendors as those providing services to the corresponding Business Benefit Plans and (D) solely with respect to Transferred Employees covered by a Collective Bargaining Agreement, comply with all requirements of the applicable Collective Bargaining Agreement.  The parties shall make commercially reasonable efforts to ensure that the Replacement Benefit Plans shall provide that no pre-existing conditions, exclusions or waiting periods shall apply to Transferred Employees under such benefit plans with respect to the plan year during which the Closing occurs, except to the extent such condition or exclusion was applicable to the applicable Transferred Employee prior to the Closing Date under the corresponding Business Benefit Plan.  With respect to the plan year during which the Closing occurs, the parties shall make commercially reasonable efforts to provide that the Replacement Benefit Plans shall provide each Transferred Employee with credit for deductibles and out-of-pocket requirements paid by such Transferred Employee during the portion of the plan year prior to the Closing Date in satisfying any applicable deductible or out-of-pocket requirements under such plan following the Closing Date for the applicable plan year.

(vi)       Business Benefit Plans.  Except as (A) otherwise required under the terms of any Business Benefit Plan or applicable Law or (B) provided for pursuant to the Transition Services Agreement, from and after the Closing Date, the Transferred Employees shall cease to be active participants in the Business Benefit Plans that are not Assumed Benefit Plans and become active participants in the Replacement Benefit Plans.

(c)          Allocation of Pre-Closing Liabilities.

(i)       General.  The Seller and its Affiliates (other than the Transferred Entities) shall retain and be responsible for all Liabilities arising under, pursuant to or in connection with the Business Benefit Plans other than the Assumed Benefit Plans, regardless of when incurred, unless otherwise provided in this Section 7.05.  The Purchaser shall cause the Transferred Entities to assume and be responsible for all Liabilities arising under, pursuant to or in connection with the Assumed Benefit Plans.

(ii)       Welfare Benefits.  Any Business Employee or Former Business Employee who has experienced a qualifying event under the U.S. Consolidated Omnibus Budget Reconciliation Act of 1985, as codified at Section 601 et seq. of ERISA and at Section 4980B of the Code (“COBRA”) and his or her dependents who are receiving or eligible to receive benefits pursuant to COBRA under a Business Benefit Plan that is not an Assumed Benefit Plan as of the Closing or, if applicable, the end date of benefits coverage pursuant to the Transition Services Agreement, shall be permitted to continue receiving benefits pursuant to COBRA under such Business Benefit Plan.  The Seller shall be solely responsible for, with respect to Business Benefit Plans that are not Assumed Benefit Plans, all Liabilities related to welfare benefit claims, including those that have been incurred but not reported as of the Closing Date, by Business Employees, Former Business Employees and their eligible dependents.

(iii)       Long-Term Incentive Awards.  The Purchaser shall take actions set forth on Section 7.05(c)(iii) of the Disclosure Letter.  Prior to the Closing, the Seller shall provide the Purchaser with a summary of all such Seller Equity Awards that are expected to be forfeited by Transferred Employees upon the Closing Date.

(iv)        Defined Benefit Plans.

(A)          The Seller shall adopt the Oxy Combined Pension Plan (the “Combined Plan”) and become the plan sponsor prior to the Closing Date, and the Combined Plan shall be amended to reflect the adoption by the Seller and the end of sponsorship by the Transferred Entities.

(B)         (1) The Seller shall adopt OxyChem Pension Plan for Union Represented Employees (the “PURE Plan”) prior to the Closing Date (and the PURE Plan shall be amended accordingly); (2) prior to the Closing Date, the Seller shall cause the applicable Transferred Entity to establish a tax-qualified plan (the “Purchaser PURE Plan”) under Section 401(a) of the Code and reflecting generally the benefits, rights, and features (and all terms required by the applicable Collective Bargaining Agreement) attributable to the U.S. Transferred Union Employees who are participants in the PURE Plan immediately prior to the Closing (the “Active Pure Participants”), which such plan shall be effective as of the Closing Date; and (3) as soon as reasonably practicable following the Closing Date, the Seller shall transfer the liabilities and assets (determined in accordance with Section 414(l) of the Code) attributable to the Active Pure Participants to the Purchaser PURE Plan.

(C)         (1) The Seller shall adopt the OxyChem Alkali Pension Plan for Hourly-Rated Employees (the “Alkali Plan”) prior to the Closing Date (and the Alkali Plan shall be amended accordingly); (2) prior to the Closing Date, the Seller shall cause the applicable Transferred Entity to establish a tax-qualified plan (the “Purchaser Alkali Plan”) under Section 401(a) of the Code and reflecting generally the benefits, rights, and features (and all terms required by the applicable Collective Bargaining Agreement) attributable to the U.S. Transferred Union Employees who are participants in the Alkali Plan immediately prior to the Closing (the “Active Alkali Participants”), which such plan shall be effective as of the Closing Date; and (3) as soon as reasonably practicable following the Closing Date, the Seller shall transfer the liabilities and assets (determined in accordance with Section 414(l) of the Code) attributable to the Active Alkali Participants to the Purchaser Alkali Plan.

(D)          The Seller shall amend the master retirement trust holding the assets of those Business Benefit Plans that are defined benefit plans to reflect the provisions of this Section 7.05.  Not later than the Closing Date, the Seller shall cause the applicable Transferred Entity to establish or designate a trust under Section 501(a) of the Code to hold the assets of the Purchaser Alkali Plan and the Purchaser PURE Plan and shall cause the applicable Transferred Entity to establish an arrangement with an actuary in the administration of such plans.

(E)        For the avoidance of doubt, the Purchaser and the Seller shall cooperate and take all such actions as are necessary to accomplish the foregoing actions in this Section 7.05(c)(iv).  To the extent required by applicable Law, the Seller shall provide notices on a timely basis to the Pension Benefit Guaranty Corporation with respect to the foregoing actions in this Section 7.05(c)(iv). In addition, from and after the Closing Date, the Purchaser shall undertake all administrative and fiduciary duties with respect to the Purchaser PURE Plan and Purchaser Alkali Plan.

(v)         Other Tax-Qualified Pension and Retiree Medical Benefits.  Prior to Closing, the applicable Transferred Entities shall, and the Seller shall cause the applicable Transferred Entities to, take all actions necessary to transfer the sponsorship of, and all assets and Liabilities relating to, each Business Benefit Plan that is not an Assumed Benefit Plan to the Seller or one of its Affiliates (other than the Transferred Entities).

(A)       Except with respect to (x)  the Non-U.S. Transferred Union Employees and (y) the Purchaser PURE Plan and the Purchaser Alkali Plan, the Seller shall retain all accrued Liabilities as of the Closing Date for tax-qualified defined benefit pension benefits under any Business Benefit Plan that is not an Assumed Benefit Plan, and the Purchaser shall have no obligations with respect to such tax-qualified pension benefits. The Purchaser shall assume all Liabilities as of the Closing Date under the Purchaser PURE Plan and the Purchaser Alkali Plan and with respect to the provision of tax-qualified defined benefit pension benefits for the Non-U.S. Transferred Union Employees.

(B)        The Seller shall retain all accrued Liabilities as of the Closing Date for retiree medical and life insurance benefits under any Business Benefit Plan that is not an Assumed Benefit Plan, including with respect to the Transferred Employees who are eligible for such benefits as of the Closing Date, as well as any Transferred Employees who become eligible for retiree medical benefits under such Business Benefit Plans (to the extent the Seller maintains such benefits for similarly situated employees of the Seller generally) within the twenty-four-month period following the Closing Date (collectively, “Retained OPEB Participants”), and the Purchaser shall have no obligations with respect to such retiree medical and life insurance benefits.  Prior to the Closing, the Seller shall provide the Purchaser with a list of all Retained OPEB Participants and, following the Closing, the Purchaser shall use reasonable best efforts to (1) notify the Seller promptly (and no later than thirty (30) days following any such event) of the termination of employment of a Retained OPEB Participant by Purchaser or one of its Affiliates and (2) provide any other relevant information reasonably requested by the Seller to enable the Seller to provide retiree medical and life insurance benefits on a timely basis, including any such Retained OPEB Participant’s termination of employment.  In addition, notwithstanding Purchaser’s obligations with respect to the Collective Bargaining Agreements pursuant to Sections 7.05(b)(i) and 7.05(b)(iii), Seller shall provide retiree medical and life insurance to any U.S. Transferred Union Employee or Non-U.S. Transferred Union Employee who becomes eligible within the twenty-four-month period following the Closing Date.  The Purchaser shall assume all Liabilities with respect to the provision of retiree medical and life insurance benefits with respect to any U.S. Transferred Union Employee or Non-U.S. Transferred Union Employee who becomes eligible for such benefits following such twenty-four-month period.

(vi)        Defined Contribution Plans.

(A)      Effective as of the Closing Date, Seller shall amend its defined contribution pension plans, including the money purchase pension plan (the “Business DC Plans”) to reflect that (1) the Business DC Plans shall constitute multiple-employer plans and (2)  the Transferred Employees shall participate in such Business DC Plans following the Closing Date and through the end date of coverage under the Transition Services Agreement, subject to Purchaser’s indemnification obligation pursuant to Section 10.04(d).  Seller shall cause the applicable Transferred Entity to enter into a participation agreement with respect to each Business DC Plan in the form determined by Seller in Seller’s sole discretion and reflecting any special terms applicable to Transferred Employees (including, but not limited to, special provisions concerning providing matching contributions in cash and different investment alternatives).  The governance and administrative provisions in the Business DC Plans immediately prior to the Closing Date shall continue to apply, and neither Purchaser nor any Transferred Entity shall have any role in the administration of the Business DC Plans or the selection of investments.

(B)      As soon as administratively practicable following the date the Transferred Employees become participants in the 401(k) Plan, the Seller and Purchaser shall coordinate to effect a spin off (plan to plan transfer) of all assets and liabilities (in the form of cash and outstanding loan notes and not, for the avoidance of doubt, employer stock) accrued in the Business DC Plans with respect to any Transferred Employees to the 401(k) Plan in accordance with Section 414(l) of the Code.

(vii)       Deferred Compensation Plans.

(A)         The Seller shall retain all Liabilities relating to the Deferred Compensation Plans in which any Transferred Employee participates.  Following the Closing Date, no Transferred Employee shall be credited with any additional service under the Deferred Compensation Plans.

(B)        Prior to the Closing, the Seller shall provide the Purchaser with a list of all Transferred Employees who participate in the Deferred Compensation Plans, and following the Closing, the Purchaser shall (1) notify the Seller promptly (and no later than thirty (30) days following any such event) of the occurrence of any such Transferred Employee’s “separation from service” (within the meaning of Section 409A of the Code), death or disability and (2) provide any other relevant information reasonably requested by the Seller to enable the Seller to distribute payments pursuant to the Deferred Compensation Plans, on a timely basis. With respect to any incentive compensation attributable to calendar year 2025 and deferred by a Transferred Employee under the Seller’s Modified Deferred Compensation Plan: (1) the Seller shall provide the Purchaser with the names and amounts deferred by the Transferred Employees; and (2) Purchaser agrees to withhold the required deferrals and to transfer such deferrals to the Seller or its agent such that the deferral is accrued under the Seller’s Modified Deferred Compensation Plan.  In the event of a subsequent acquisition, divestiture, spinoff or other corporate transaction involving the Purchaser that is not treated as a “separation from service” under the Deferred Compensation Plans, the Purchaser shall ensure comparable cooperation from the successor employer.

(viii)      Workers Compensation.  The Seller and its Affiliates shall be responsible for all claims for workers compensation benefits that are incurred prior to the Closing Date by any Transferred Employee.  The Purchaser shall cause the applicable Transferred Entity to be responsible for all claims for workers compensation benefits that are incurred on or after the Closing Date by any Transferred Employee, provided that in the case of a claim for workers compensation benefits that is incurred pursuant to an insurance policy that is held by a Transferred Entity, such claim shall be the responsibility of the Transferred Entity regardless to whether it was incurred prior to, on or after the Closing Date.  A claim for workers compensation benefits shall be deemed to be incurred when the event giving rise to the claim (the “Workers Compensation Event”) occurs.  If the Workers Compensation Event occurs over a period both preceding and following the Closing Date, except as set forth in the provision in the first sentence of this Section 7.05(c)(viii), the claim shall be the joint responsibility and liability of the Seller and the Purchaser and shall be equitably apportioned between the Seller and the Purchaser based upon the relative periods of time that the Workers Compensation Event transpired preceding and following the Closing Date.  Notwithstanding the foregoing, the Transferred Entities shall retain all claims for workers compensation benefits that were incurred under policies maintained by a Transferred Entity.

(ix)      Annual Incentive Compensation.  The Purchaser shall, and shall cause its Affiliates to, take actions set forth on Section 7.05(c)(ix) of the Disclosure Letter.

(x)        Vacation and Paid Leave With respect to each Transferred Employee, Seller shall, or shall cause its Affiliates to, pay each such Transferred Employee for the accrued but unused vacation and other paid time-off in respect of fiscal year 2020 (the “2020 Banked Hours”) as soon as practicable following the Closing Date; provided that if the Seller or any of its Affiliates is unable under applicable Law to make a payment in settlement of any such 2020 Banked Hours with respect to any Transferred Employee, the Purchaser shall assume and honor all such 2020 Banked Hours.  From and after the Closing Date, the Purchaser shall, and shall cause its Affiliates, to assume and honor all other accrued but unused vacation and other paid time-off (which, for the avoidance of doubt, shall exclude the 2020 Banked Hours) (the “Accrued PTO”) of the Transferred Employees as of the Closing Date; provided that each such Transferred Employee shall (A) continue to accrue vacation and other paid time-off in accordance with Section 7.05(b)(ii) and (B) use in future years no more than the amount of Accrued PTO held by such Transferred Employee as of the Closing Date.  If the Seller or any of its Affiliates is required under applicable Law to make a payment in settlement of any such Accrued PTO with respect to any Transferred Employee, the Purchaser shall hold harmless and reimburse the Seller and its Affiliates for such payment no later than ten (10) Business Days following the date such payment is made by the Seller or its Affiliates.

(d)         Labor and Employment Law Matters.  The Purchaser and the Seller shall, and shall cause their applicable Affiliates to, cooperate to take all steps, on a timely basis, as are required under applicable Law or any Collective Bargaining Agreement to notify, consult with, or negotiate the effect, impact, terms or timing of the Transactions with each works council, union, labor board, employee group, or Governmental Authority where so required under applicable Law.  The Seller shall regularly review with the Purchaser the progress of such notifications, consultations and negotiations with each works council, union, labor board, employee group and Governmental Authority regarding the effect, impact or timing of the Transactions.  The Seller or its applicable Affiliate shall transfer any Collective Bargaining Agreement with respect to any Transferred Employee to a Transferred Entity prior to the Closing, and the Purchaser shall, or shall cause its Affiliates (including the Transferred Entities) to, be responsible for all Liabilities arising under any Collective Bargaining Agreement with respect to any Transferred Employee.  The Purchaser shall, or shall cause its Affiliates to, join any industrial, employer or similar association or federation if membership is required for the currently applicable Collective Bargaining Agreement to continue to apply.  The Purchaser shall indemnify and hold harmless the Seller and each of its Affiliates from and against any Liabilities and Losses incurred by any of them with respect to the Purchaser’s noncompliance with the foregoing obligations.

(e)        Work Authorization Matters.  With respect to any Business Employee who is a foreign national who requires a visa in order to work for the Business, the Seller shall, or shall cause its applicable Affiliate to, use commercially reasonable efforts to obtain any necessary work visa or other work authorization to ensure that any such Business Employee may continue to work in such position as a Transferred Employee on the Closing Date.

(f)        WARN.  For a period of ninety (90) days following the Closing, the Purchaser shall, and shall cause each of its applicable Affiliates to, comply with all applicable Laws, directives and regulations relating to the Transferred Employees, including providing any required notice under the Worker Adjustment and Retraining Notification Act of 1988, as amended and any similar state or local Law (“WARN”), with respect to events occurring on or after the Closing.

(g)        Payroll Reporting.  In the United States, pursuant to IRS Revenue Procedure 2004-53, the Purchaser and the Seller and their respective Affiliates shall apply the “standard” method for purposes of employee payroll reporting with respect to any Business Employee.

(h)       Communications.  Prior to the Closing, other than offers made to Offer Employees pursuant to Section 7.05(a), any employee notices or communication materials (including website postings) from the Purchaser or its Affiliates to the Business Employees, including notices or communication materials with respect to employment, compensation or benefits matters addressed in this Agreement or related, directly or indirectly, to the Transactions or employment thereafter, shall be subject to the prior review and comment of the Seller.

(i)        Restrictive Covenants.  The Seller and its Affiliates agree that, notwithstanding the terms of any noncompetition, customer non-solicit or other restrictive covenant obligation between the Seller and any of its Affiliates, on the one hand, and an Offer Employee, on the other hand, such Offer Employee shall be permitted to provide services to the Purchaser and its Affiliates (including the Transferred Entities) following the Closing, and the Seller and its Affiliates will not seek to enforce the terms of any such restrictive covenant following the Closing with respect to such Offer Employee’s services in connection with the Business.  The Seller and its Affiliates hereby assign all such restrictive covenant obligations of any Offer Employee relating to the Business to the Purchaser and its Affiliates (including the Transferred Entities) and the Purchaser shall have the right, but not the obligation, to enforce such restrictive covenant obligations.

(j)         No Third-Party Beneficiary Rights.  This Section 7.05 is included for the sole benefit of the parties to this Agreement and their respective transferees and permitted assigns and does not and shall not create any right in any Person, including any current or former employee of the Seller or any of its Affiliates, any Business Employee or any Former Business Employee, who is not a party to this Agreement.  Nothing contained in this Agreement (express or implied) is intended to (i) create, modify or amend, or require the Purchaser or any of its Affiliates to establish or maintain, any benefit or compensation plan, program, policy, agreement or arrangement, (ii) confer upon any individual any right to employment for any period of time, or any right to a particular term or condition of employment or (iii) prohibit or limit the ability of the Purchaser or any of its Affiliates (including, following the Closing, the Transferred Entities) to amend, modify or terminate any benefit or compensation plan, program, policy, agreement or arrangement.  No current or former employee of the Seller or any of its Affiliates, any Business Employee or any Former Business Employee, including any beneficiary or dependent thereof, or any other Person not a party to this Agreement, shall be entitled to assert any claim against the Purchaser, the Seller or any of their respective Affiliates under this Section 7.05.

SECTION 7.06.          Mutual Post-Closing Access.

(a)        Each of the Seller and the Purchaser agrees that it shall, and shall cause its Affiliates to, preserve and keep the books of accounts and financial and other Records held by it relating to, in the case of the Purchaser, the Business and, in the case of the Seller, reasonably necessary to support the Business (in each case, including accountants’ work papers, and excluding emails) for a period of seven (7) years from the Closing Date; provided that prior to disposing of any such Records after such period, the applicable party shall provide written notice to the other party of its intent to dispose of such Records and shall provide such other party with the opportunity to take ownership and possession of such Records (at the such other party’s sole expense) within sixty (60) days after such notice is delivered.  If the other party does not confirm its intention in writing to take ownership and possession of such Records within such sixty (60)-day period, the party who possesses the Records may proceed with the disposition of such Records.

(b)        After the Closing, each of the Seller and the Purchaser shall make, or cause its Affiliates to make, all Records and other information and all employees and auditors, in each case, relating to the Business (including by making them available for interviews, review of files or pleadings, preparation and provision of witness statements, depositions and preparation thereof, interrogatories, testimony, investigation and preparation in connection with any negotiations, legal or arbitration Action) available to the other party, as soon as reasonably practicable after written request therefor, at such times and places as is reasonably necessary (i) for financial reporting and accounting matters, (ii) for reporting requirements under the Securities Act and Exchange Act, (iii) to facilitate the investigation, litigation, settlement and final disposition of any Claims that have been made against the requesting party or any of its Affiliates or that the requesting party or any of its Affiliates intends to make (excluding any claims made by one party or its Affiliates against another party or its Affiliates) or (iv) in connection with any investigation by any Governmental Authority, in the case of each of clauses (iii) and (iv), other than in connection with any claim related to Taxes, which shall be governed by Section 7.09; provided that the reviewing party and its Representatives shall conduct any such activities in such a manner as not to interfere unreasonably with the conduct of the Business or the other businesses of Parent and its Affiliates, as applicable; provided, further that no party shall be obligated to provide such access or information if such party determines in its reasonable judgment that doing so would reasonably be expected to result in an Access Exception.  In any such event, at the requesting party’s reasonable request, the parties shall use their commercially reasonable efforts to develop an arrangement to communicate, to the extent feasible, the applicable information or a portion thereof in a manner that would not violate applicable Law, Judgment or obligation or risk waiver of such privilege or protection or risk such Liability or prohibited or inadvisable action; provided that (A) the disclosing party shall not be required to incur any costs or expenses in connection therewith and (B) if the Seller is the disclosing party, the Seller may redact portions of any information provided pursuant to this Section 7.06(b) to the extent such portions relate exclusively to the businesses of Parent and its Affiliates (other than the Business).  All requests for information made pursuant to this Section 7.06(b) shall be directed to the executive officer or other Person designated by the relevant disclosing party.

SECTION 7.07.        Fees and Expenses.  All fees and expenses incurred in connection with the Transactions (other than Transfer Taxes, which are governed by Section 7.09(a)) shall be paid by the party incurring such fees or expenses.  Notwithstanding the foregoing, all filing fees payable by any party with respect to any Filings and Authorizations under the HSR Act, any other Antitrust Law or in connection with any Other Governmental Consents shall be borne fifty-percent (50)% by the Purchaser and fifty-percent (50)% by the Seller.  Each party shall pay its and its Affiliates’ fees, costs and expenses incurred in connection with preparing, filing and obtaining all Filings and Authorizations under the HSR Act, any other Antitrust Law or in connection with any Other Governmental Consents, including responding to any requests for information received from any Governmental Authority in respect of such Filings, including legal, accounting, and economic analyses fees.

SECTION 7.08.          Intercompany Accounts; Affiliate Agreements.

(a)        Except as set forth on Section 7.08(a) of the Disclosure Letter, the Seller shall cause any amounts owed to or by any member of the Parent Group or an Affiliate thereof, on the one hand, from or to the Business, on the other hand (other than (i) pursuant to, or in accordance with, the Transaction Documents and (ii) amounts owed to or by any Transferred Entity from or to any other Transferred Entity), to be canceled, settled or otherwise discharged and released prior to the Closing without any further or continuing Liability on the part of the Business. Notwithstanding anything to the contrary in this Section 7.08, the Seller shall cause the Chilean Receivable to be discharged by distributing the Chilean Receivable (or the equity interests of the Transferred Entity that is party to the Chilean Receivable) to a member of the Parent Group or an Affiliate thereof (other than a Transferred Entity).

(b)         Except for the Contracts set forth on Section 7.08(b) of the Disclosure Letter, the Seller shall cause all Contracts primarily relating to the Business or pursuant to which the Business receives a material benefit or is subject to a material burden, in each case which are made solely between or among (a) a member of the Parent Group (other than any Transferred Entity), on the one hand, and (b) any Transferred Entity, on the other hand (each, an “Affiliate Agreement”), and Contracts entered into after the date hereof that would be Affiliate Agreements if in effect as of the date hereof, other than any Transaction Document, to be settled or terminated with respect to the Business prior to the Closing without any further or continuing Liability on the part of the Purchaser or any of its Affiliates or any Transferred Entity.

SECTION 7.09.          Tax Matters.

(a)        Transfer Taxes.  Notwithstanding anything herein to the contrary, any transfer, documentary, sales, use, stamp, registration and other similar Taxes incurred in connection with the Transactions (collectively, “Transfer Taxes”), other than with respect to the Internal Reorganization, shall be borne fifty-percent (50%) by the Seller and fifty-percent (50%) by the Purchaser.  Any required Tax Returns shall be timely prepared and filed and any such Transfer Taxes shall be timely paid by the party responsible under applicable Law for filing such Tax Returns and paying such Transfer Taxes, and the other party shall promptly reimburse the payor for its share of any such Transfer Taxes paid. For the avoidance of doubt, Transfer Taxes with respect to the Internal Reorganization shall be borne solely by the Seller and the term “Transfer Tax” shall not include any income Tax.

(b)       Tax Cooperation.  The Seller and the Purchaser shall, and shall cause their respective Affiliates and Representatives to, reasonably cooperate in connection with the filing of any Tax Return, the financial accounting for Taxes or the conduct of any Tax Action, in each case with respect to the Transferred Entities or Transfer Taxes, which cooperation shall include supplying any information in such Person’s possession that is reasonably requested in connection with any such Tax Return or Tax Action, provided that (i) in no event (including pursuant to Section 7.06) shall the Seller be required to provide any Person with any Tax Return of (a) the Seller or any of its Affiliates (other than the Transferred Entities and any portions of a Tax Return filed with respect to a Transferred Entity) or (b) a Seller Consolidated Group (other than a portion of a Tax Return of a Seller Consolidated Group that relates solely to a Transferred Entity) and (ii) neither the Purchaser nor any of its Affiliates shall have any rights (pursuant to this Section 7.09(b), Section 7.09(i) or otherwise) with respect to any Tax Action or any Tax Return of (a) the Seller or any of its Affiliates (other than the Transferred Entities) or (b) a Seller Consolidated Group. For the avoidance of doubt and notwithstanding anything to the contrary in this Agreement, the Purchaser shall not be required to provide any Person with any Tax Return of (x) the Purchaser or any of its Affiliates (other than the Transferred Entities and any portions of a Tax Return filed with respect to a Transferred Entity), or (y) a consolidated, combined or unitary Tax group that includes Purchaser or any of its Affiliates (other than a portion of a Tax Return of such group that relates solely to a Transferred Entity).

(c)          Tax Elections.

(i)          Section 338 Elections.

(A)       The Purchaser and the Seller shall make (or cause to be made) a valid, timely and effective election under Section 338(h)(10) of the Code and Treasury Regulations Section 1.338(h)(10)-1 or Section 338(g) of the Code and Treasury Regulations Section 1.338-2, as applicable, (and any comparable provision of applicable Tax Law) with respect to each Transferred Entity listed in Section 7.09(c)(i) of the Disclosure Letter (collectively, the “Section 338 Elections”) in accordance with applicable Law.  The parties acknowledge and agree that the Purchaser shall be permitted in its sole discretion to make (or cause to be made) an election under Section 338(g) of the Code and Treasury Regulations Section 1.338-2 with respect to any foreign Transferred Entity that is not listed in Section 7.09(c)(i) of the Disclosure Letter; provided, that the Purchaser shall notify the Seller of any such election within forty-five (45) days following the Closing Date.

(B)        No later than ten (10) Business Days prior to the anticipated Closing Date, the Seller shall deliver to the Purchaser for its review and approval (not to be unreasonably withheld, conditioned or delayed) a draft Form 8023 with respect to each applicable Transferred Entity (such forms, the “Tax Election Forms”).

(C)        If an election under Section 338(g) of the Code is not made with respect to a foreign Transferred Entity pursuant to the Purchaser’s discretion, as described in Section 7.09(c)(i)(A), the Seller may, at its sole discretion, determine to include (or shall cause one or more of its Affiliates to include), with its U.S. federal income Tax Return for the year in which the Closing occurs, an election pursuant to Treasury Regulations Section 1.245A-5(e)(3)(i)(A) to close the Tax year of any Transferred Entity that is a “controlled foreign corporation” within the meaning of Section 957(a) of the Code prior to the Closing Date (provided that such election is permitted under applicable Law), and, in such case, the Purchaser shall enter into (or, as appropriate under Treasury Regulations Section 1.245A-5(e)(3)(i)(C), shall cause one or more of its Affiliates to enter into) with the Seller (or an Affiliate of the Seller) a written, binding agreement providing for such an election in accordance with Treasury Regulations Section 1.245A-5(e)(3)(i)(C)(2) no later than thirty (30) days prior to the due date for any such Tax Return.

(ii)        Section 197 Election.  The Seller shall make (or cause to be made) a valid, timely and effective election under Section 197(f)(9)(B) of the Code and Treasury Regulations 1.197-2(h)(9)(ii)(B) with respect to any “Section 197(f)(9) intangibles” within the meaning of Treasury Regulations Section 1.197-2(h)(1)(i) (“Section 197(f)(9) Intangibles”) that are held by a Transferred Entity as of immediately prior to the Closing, which election shall be made by the filing of a statement substantially in the form set forth in Section 7.09(c)(ii) of the Disclosure Letter (such statement, the “Section 197 Statement” and such election, the “Section 197 Election”).  No later than thirty (30) days prior to filing the Section 197 Statement, the Seller shall deliver to the Purchaser for its review a draft of the Section 197 Statement, which shall be prepared in accordance with the Allocation Methodology, and the Seller shall consider in good faith any comments provided by the Purchaser.  The Seller shall be responsible for the timely filing of the Section 197 Statement (and any comparable state or local statement) and timely paying any Tax liability required to be paid to give effect to the Section 197 Election.

(iii)       Section 754 Election.  The Seller and the Purchaser shall use commercially reasonable efforts to make (or cause to be made) a valid, timely and effective election under Section 754 of the Code (and any comparable state or local election) with respect to each Transferred Entity that is classified as a partnership for U.S. federal income Tax purposes with respect to the taxable year of such Transferred Entity that includes the Closing Date, provided that such Transferred Entity does not already have such an election in effect.

(iv)      Canadian Tax Election. Upon the Purchaser’s request, the parties shall cooperate in good faith to make an election under paragraph 111(4)(e) of the Canadian Income Tax Act with respect to Oxy Vinyls Canada Co.; provided that such election will not leave the Seller or any of its Affiliates in a worse Tax position than the Seller or any of its Affiliates would have been in if such election had not been made.

The parties shall cooperate with each other to take all actions necessary and appropriate (including preparing and filing such forms, returns, elections, schedules and other documents as may be required) to effect and preserve the tax elections contemplated by this Section 7.09(c).

(d)         Tax Sharing Agreements.  On or before the Closing Date, the Seller shall terminate, or cause to be terminated, the rights and obligations of the Transferred Entities with respect to any Tax sharing agreement or arrangement between any of the Transferred Entities, on the one hand, and the Seller or any of its Affiliates, on the other hand.  Neither the Seller nor any of its Affiliates, on the one hand, nor the Transferred Entities, on the other hand, shall have any rights or obligations with respect to one another after the Closing in respect of any such agreement or arrangement.

(e)          Closing Date Actions.  The Purchaser shall not, and shall not cause or permit any Affiliate (including, following the Closing, a Transferred Entity) to, cause or permit any Transferred Entity to take any action on the Closing Date after the Closing outside the ordinary course of business that is not otherwise contemplated by this Agreement.

(f)          Post-Closing Actions.  Following the Closing Date, except as contemplated under Section 7.09(c) and Section 7.09(i), the Purchaser will not (and will not cause or permit its Affiliates, including a Transferred Entity, to), without the prior written consent of the Seller (not to be unreasonably withheld, conditioned or delayed), (i) make or change any Tax election with respect to any Transferred Entity that is effective for any Pre-Closing Tax Period, (ii) amend any Tax Return relating to a Pre-Closing Tax Period, (iii) extend or waive any period for the assessment of any Tax of the Transferred Entities for any Pre‑Closing Tax Period, or (iv) initiate any discussion, examination or voluntary disclosure with any Taxing Authority of the Transferred Entities for any Pre-Closing Tax Period.  The Purchaser shall waive any right to use or apply in any Pre-Closing Tax Period any Tax asset, including any net capital loss, net operating loss, foreign Tax credit or research and development credit, of any Transferred Entity arising in any taxable period ending after the Closing Date.

(g)         Tax Returns; Payment of Taxes.  The Purchaser and the Seller agree that in the case of any Pre-Closing Separate Return that is required by applicable Law to be filed after the Closing Date, (i) to the extent such Pre-Closing Separate Return pertains to a taxable period ending on or prior to the Closing Date, the Seller shall prepare, or cause to be prepared, such Pre-Closing Separate Return, and (ii) to the extent such Pre-Closing Separate Return pertains to a Straddle Period, the Purchaser shall prepare, or cause to be prepared, such Pre-Closing Separate Return, provided that, such Pre-Closing Separate Returns shall be prepared on the basis described in Section 7.09(g) of the Disclosure Letter.  In either case, the Purchaser shall timely file, or cause to be filed, such Pre-Closing Separate Return with the relevant Taxing Authority and timely pay, or cause to be paid, to the relevant Taxing Authority the amount shown as due on such Pre-Closing Separate Return; provided that within five (5) Business Days prior to the filing of any such Pre-Closing Separate Return (or within such other timeframe as the Seller and the Purchaser may mutually agree upon),  the Seller shall pay (or cause to be paid) to the Purchaser (without duplication) (A) the amount (if any) by which the Taxes shown as due thereon exceeds the corresponding Taxes taken into account in the Income Tax Amount or Closing Working Capital, in each case, as finally determined hereunder and (B) the amount (if any) by which the refunds (or credits or overpayments (however designated by a Taxing Authority)) shown thereon is less than the corresponding items taken into account in the Income Tax Amount or Closing Working Capital, in each case, as finally determined hereunder, and the Purchaser shall pay (or cause to be paid) to the Seller (without duplication) (1) the amount (if any) by which the Taxes shown as due thereon is less than the corresponding Taxes taken into account in the Income Tax Amount or Closing Working Capital, in each case, as finally determined hereunder and (2) the amount (if any) by which the refunds (or credits or overpayments (however designated by a Taxing Authority)) shown thereon exceeds the corresponding items taken into account in the Income Tax Amount or Closing Working Capital, in each case, as finally determined hereunder.  The preparing party shall use commercially reasonable efforts to provide the non-preparing party with any such Pre-Closing Separate Returns at least forty-five (45) days (or, in the case of a Pre-Closing Separate Return that is due less than forty-five (45) days after the end of the relevant taxable period, as soon as reasonably practicable) prior to the filing thereof (taking into account extensions of the filing deadline), and the preparing party shall incorporate any reasonable comments made by the non-preparing party on such Tax Returns.  Notwithstanding anything herein to the contrary, the Seller shall prepare all Tax Returns of a Seller Consolidated Group.

(h)         Straddle Periods.  For purposes of this Agreement, in the case of any Straddle Period, the amount of Taxes allocable to the Pre-Closing Tax Period shall be computed:

(i)          (A) in the case of Taxes based on or measured by income, sales, purchases, wages or receipts, based on an interim closing of the books as if the applicable taxable period ended as of the end of the day on the Closing Date and (B) in the case of any Taxes attributable to the ownership of any equity interest in any entity that is a partnership or other “flowthrough” entity or “controlled foreign corporation” (within the meaning of Section 957(a) of the Code or any comparable provision of applicable Tax Law), as if the Tax period of such entity ended as of the end of the day on the Closing Date, and

(ii)         in the case of Taxes imposed on a periodic basis (such as real, personal tangible and intangible property Taxes), as the amount of such Taxes for the entire Straddle Period multiplied by a fraction the numerator of which is the number of days in the Straddle Period ending on and including the Closing Date and the denominator of which is the total number of days in such Straddle Period.

(i)          Tax Action.  If the Purchaser or any of its Affiliates receives notice of a Tax Action related to any Tax of the Transferred Entities for any Pre-Closing Tax Period that would reasonably be expected to give rise to a claim under Section 10.02 (a “Specified Tax Action”), then the Purchaser shall promptly, and in any event within fifteen (15) days, notify the Seller of such Specified Tax Action; provided, however, that the Purchaser’s failure to give such notice will not relieve the Seller from Liability in respect of its indemnification obligation, except if and to the extent the Seller is materially prejudiced thereby.  The Seller shall have the right to solely control the conduct of any Specified Tax Action, and, except as set forth in Section 7.09(i) of the Disclosure Letter, the Seller shall have the right to jointly control, with the Purchaser, the conduct of any Specified Tax Action (in each case, at the Seller’s sole cost and expense) to the extent it pertains to a Straddle Period.  The Purchaser shall control the conduct of any other Tax Action with respect to the Transferred Entities, including any Specified Tax Action that the Seller elects not to control.  No party shall settle a Specified Tax Action without the other party’s prior written consent (such consent not to be unreasonably withheld, conditioned or delayed); each party shall keep the other party reasonably informed regarding the progress of any Specified Tax Action; and each party shall consider in good faith any reasonable recommendations made by the other party.  The Seller and the Purchaser shall use commercially reasonable efforts to cooperate with respect to the payment of any “imputed underpayment” arising with respect to a Pre-Closing Tax Period regarding a Transferred Entity that is a partnership for U.S. federal income Tax purposes.  In furtherance of the foregoing, upon the reasonable request of the Seller or the Purchaser, as applicable, the Seller and the Purchaser shall use commercially reasonable efforts to effect payment of the applicable Taxes through the “pull-in” procedure described in Section 6225(c)(2)(B) of the Code, but if the “pull-in” procedure does not eliminate the entirety of the “imputed underpayment”, a “push-out” election described in Section 6226 of the Code shall be made, and the Seller shall, and shall cause its Affiliates to, use commercially reasonable efforts to cooperate with the Purchaser to make any such election to the extent necessary to make such election.

(j)           Legacy Liability Tax Matters.  Section 7.09(j) of the Disclosure Letter is hereby incorporated by reference herein.

(k)        Tax Refunds.  All Tax refunds that are received by the Purchaser or any of its Affiliates (or in the case of a credit or overpayment, to which it becomes entitled) with respect to Seller Indemnified Taxes shall be paid (net of any Taxes and other reasonable out-of-pocket expenses of the Purchaser or its Affiliates related thereto) to the Seller as additional consideration for the Transferred Interests within fifteen (15) days after receipt thereof (or in the case of a credit or overpayment, after the Tax Return on which such credit or overpayment is claimed is filed); provided, that the Purchaser shall not pay any amounts to the Seller pursuant to this Section 7.09(k) to the extent any portion of such refund, credit or overpayment was taken into account in calculating the Income Tax Amount or Closing Working Capital, as finally determined hereunder, or in any payment from the Purchaser to the Seller pursuant to Section 7.09(g); provided further, that if any portion of any refund, credit or overpayment paid by the Purchaser to the Seller is subsequently disallowed by any Taxing Authority, then the amounts previously paid hereunder shall be promptly reimbursed by the Seller along with any interest and penalties owed in respect of such disallowed Tax refund, credit or overpayment(net of any Taxes and other reasonable out-of-pocket expenses of the Seller related thereto).  Notwithstanding the foregoing, the Seller shall not be entitled to any amounts pursuant to this Section 7.09(k): (i) to the extent such refund, credit or overpayment arises (A) as the result of a carryback of a loss or other Tax attribute of the Transferred Entities attributable to a Post-Closing Tax Period or as the result of a carryback of a loss or other Tax attribute of the Purchaser or its Affiliates (other than the Transferred Entities) attributable to any taxable period or (B) as the result of a Legacy Deduction with respect to which a payment is made to the Seller pursuant to Section 7.09(j); and (ii) unless the Seller Indemnified Tax was paid prior to the Closing Date, taken into account in the Income Tax Amount or Closing Working Capital, in each case, as finally determined hereunder, or paid after the Closing Date by the Seller or its Affiliates pursuant to Section 7.09(g) or Section 10.02.  All references to credits or overpayments in this Section 7.09(k) include credits or overpayments however designated by a Taxing Authority.

(l)       Transaction Deductions.  For the avoidance of doubt, the parties agree that, in conformance with Treasury Regulations Section 1.1502-76(b)(1)(ii), any Transaction Tax Deductions shall be allocated to the Pre-Closing Tax Period to the maximum extent permitted by applicable Law. The Purchaser and any of its Affiliates shall not utilize the “next day rule” in Treasury Regulations Section 1.1502-76(b)(1)(ii)(B) (and any comparable provision of applicable Tax Law) for purposes of reporting such items on the Purchaser’s or any of its Affiliates’ applicable Tax Returns. The parties shall, and shall cause their respective Affiliates to, report in a manner consistent with this Section 7.09(l) for all Tax purposes unless otherwise required by applicable Law.

SECTION 7.10.        Replacement of the Seller Guarantees.  On or prior to the Closing, the Purchaser shall use its reasonable best efforts to, and the Seller and its Subsidiaries (other than the Transferred Entities) shall provide all reasonable assistance as is necessary to the Purchaser to, cause the replacement, effective as of the Closing, of all Credit Support Items (as defined below) set forth on Section 7.10 of the Disclosure Letter, on a like-for-like basis, which replacement shall be at the Purchaser’s sole cost and expense and shall include a release, in a form reasonably acceptable to the Seller, of all obligations undertaken by the Seller or the applicable Affiliate thereof effective as of the Closing; provided that if any guarantee, letter of credit and bond, other surety or performance guarantee, or other financial assurance and credit support provided by the Seller or any of its respective Affiliates (other than the Transferred Entities) in respect of the Business and the Transferred Entities (each, a “Credit Support Item”) is not replaced effective as of the Closing, the Purchaser shall use its reasonable best efforts to replace such Credit Support Item promptly after the Closing (and the Purchaser shall have an ongoing obligation to use such efforts until each such Credit Support Item is replaced).  The Purchaser shall, or shall cause the Transferred Entities to, indemnify the Seller Indemnitees against, and hold each of them harmless from, any and all Losses (including all out-of-pocket costs and expenses incurred by them to maintain any Credit Support Item after the Closing) arising after the Closing that are incurred or suffered by any Seller Indemnitee related to or arising out of any Credit Support Item.

SECTION 7.11.        Further Assurances.  After the Closing Date, subject to the terms of this Agreement, each party shall, and shall cause its Subsidiaries to, execute and deliver such additional documents, instruments, conveyances and assurances and take such further actions as may be reasonably requested by the other party in order to (a) evidence or consummate the Transactions and comply with the terms of this Agreement and the other Transaction Documents and (b) cooperate in the Seller’s defense of the Non-Legacy Environmental Liabilities, including to provide access to properties and individuals as reasonably requested and furnish or cause to be furnished Records, information and testimony, and attend such conferences, discovery proceedings, hearings, trials or appeals, as may be reasonably requested in connection therewith.

SECTION 7.12.          No Solicitation; No Hire.

(a)         The Seller agrees that, from and after the Closing until the eighteenth (18th) month anniversary of the Closing Date, it shall not, and shall cause each other member of the Parent Group not to, directly or indirectly, hire, retain, solicit for employment or induce or attempt to induce to leave the employ of the Purchaser or its applicable Affiliate any Transferred Employee; provided that the foregoing shall not apply to (i) solicitations made by generalized advertisement of employment opportunities, including in trade or industry publications and generalized employee searches by headhunters, search firms or the Seller’s internal human resources department (in any such case not intentionally directed at Transferred Employees), or any hiring or retention that results therefrom, (ii) any employee whose employment was terminated by the Purchaser or an Affiliate of the Purchaser at any time or (iii) any other employee who voluntarily resigned their employment with the Purchaser or an Affiliate of the Purchaser more than six (6) months prior to such hiring, retention, solicitation or inducement.

(b)        The Purchaser agrees that, from and after the Closing until the eighteenth (18th) month anniversary of the Closing Date, it shall not, and shall cause its Affiliates not to, directly or indirectly, hire, retain, solicit for employment or induce or attempt to induce to leave the employ of the Parent Group any employee of the Parent Group as of the Closing Date where a Transferred Employee has any direct or indirect role in such solicitation, inducement, hiring or retention, whether by identifying or introducing the Purchaser or its Affiliate to such employee, opining on or confirming information related to such employee or his or her skills, directing or encouraging others to take any actions, or otherwise; provided that the foregoing shall not apply to (i) solicitations made by generalized advertisement of employment opportunities, including in trade or industry publications and generalized employee searches by headhunters, search firms or the Purchaser’s internal human resources department (in any such case not intentionally directed at employees of the Parent Group) or any hiring or retention that results therefrom, (ii) any employee whose employment was terminated by a member of the Parent Group at any time or (iii) any other employee who voluntarily resigned their employment with the Parent Group more than six (6) months prior to such hiring, retention, solicitation or inducement.

SECTION 7.13.          Indemnification Continuation.

(a)         For a period of six (6) years from and after the Closing, the Purchaser shall, to the fullest extent permissible by applicable Law, cause each Transferred Entity to indemnify and hold harmless each individual who at the Closing is, or at any time prior to the Closing was, a director or officer of each Transferred Entity (each, an “Indemnitee” and, collectively, the “Indemnitees”) with respect to all Losses in connection with any Action (whether civil, criminal, administrative or investigative), whenever asserted, based on or arising out of, in whole or in part, (A) the fact that an Indemnitee is or was a director or officer of such Transferred Entity or (B) acts or omissions by an Indemnitee in the Indemnitee’s capacity as a director or officer of such Transferred Entity or taken at the request of a member of the Parent Group or such Transferred Entity (including in connection with serving at the request of a member of the Parent Group or such Transferred Entity as a Representative of another Person (including any Business Benefit Plan)), in each case under clause (A) or (B), at or at any time before the Closing (including any Action relating in whole or in part to the Transactions or relating to the enforcement of this provision or any other indemnification or advancement right of any Indemnitee).  Without limiting the foregoing, the Purchaser, from and after the Closing, shall cause, unless otherwise required by Law, the organizational or similar documents of each of the Transferred Entities to contain provisions no less favorable to the Indemnitees with respect to limitation of Liabilities of directors and officers and indemnification than are set forth as of the date of this Agreement in the organizational or similar documents of such of the Transferred Entity, which provisions shall not be amended, repealed or otherwise modified in a manner that would adversely affect the rights thereunder of the Indemnitees.  In addition, from and after the Closing, the Purchaser shall, without requiring a preliminary determination of entitlement to indemnification, advance any expenses (including fees and expenses of legal counsel) of any Indemnitee under this Section 7.13 (including in connection with enforcing the indemnity and other obligations referred to in this Section 7.13) as incurred to the fullest extent permitted under applicable Law.

(b)      The Purchaser and its Affiliates shall not settle, compromise or consent to the entry of any Judgment in any threatened or actual litigation, claim or proceeding relating to any acts or omissions covered under this Section 7.13 (each, a “Claim”) for which indemnification could be sought by an Indemnitee hereunder, unless such settlement, compromise or consent includes an unconditional release of such Indemnitee from all liability arising out of such Claim or such Indemnitee otherwise consents in writing to such settlement, compromise or consent.  The Purchaser, the Seller and the Indemnitees shall cooperate in the defense of any Claim and shall provide access to properties and individuals as reasonably requested and furnish or cause to be furnished Records, information and testimony, and attend such conferences, discovery proceedings, hearings, trials or appeals, as may be reasonably requested in connection therewith.

(c)         The provisions of this Section 7.13 are (i) intended to be for the benefit of, and shall be enforceable by, each Indemnitee, his or her heirs and his or her Representatives and (ii) in addition to, and not in substitution for, any other rights to indemnification or contribution that any such individual may have under the organizational or similar documents of the applicable Transferred Entity, by Contract or otherwise.  The obligations of the Purchaser under this Section 7.13 shall not be terminated or modified in such a manner as to adversely affect the rights of any Indemnitee to whom this Section 7.13 applies unless (A) such termination or modification is required by applicable Law or (B) the affected Indemnitee shall have consented in writing to such termination or modification (it being expressly agreed that the Indemnitees to whom this Section 7.13 applies shall be third-party beneficiaries of this Section 7.13).

(d)         In the event that (i) the Purchaser or, following the Closing, any Transferred Entity, or any of their respective successors or assigns (A) consolidates with or merges into any other Person and is not the continuing or surviving corporation or entity of such consolidation or merger or (B) transfers or conveys all or substantially all of its properties and assets to any Person or (ii) the Purchaser or any of its successors or assigns dissolves any Transferred Entity, then, and in each such case, proper provision shall be made so that the successors and assigns of the Purchaser or such Transferred Entity shall assume all of the obligations thereof set forth in this Section 7.13.

(e)         Nothing in this Agreement is intended to, shall be construed to or shall release, waive or impair any rights to directors’ and officers’ insurance claims under any policy that is or has been in existence with respect to each Transferred Entity for any of its respective directors, officers or other employees, it being understood and agreed that the indemnification provided for in this Section 7.13 is not prior to or in substitution for any such claims under such policies.

(f)          The Purchaser’s obligations under this Section 7.13 shall continue in full force and effect for a period of six (6) years from the Closing; provided that if any Claim (whether arising before, at or after the Closing) is brought against an Indemnitee on or prior to the sixth (6th) anniversary of the Closing, the provisions of this Section 7.13 shall continue in effect until the full and final resolution of such Claim.

SECTION 7.14.       Correspondence.  From and after the Closing, (a) the Seller shall use commercially reasonable efforts to cause to be delivered promptly to the Purchaser any mail or other communications received by the Parent Group intended for the Business or related to any Company Site, and (b) the Purchaser shall use commercially reasonable efforts to cause to be delivered promptly to the Parent Group any mail or other communications received by the Purchaser or any of its Affiliates intended for any member of the Parent Group or the businesses of Parent and its Affiliates (other than the Business).  The provisions of this Section 7.14 are not intended to, and shall not be deemed to, constitute an authorization by any member of the Parent Group, the Purchaser or their respective Subsidiaries to permit acceptance service of process on its behalf, and, from and after the Closing, none of the Parent Group, on the one hand, and the Purchaser and its Subsidiaries, on the other hand, is or shall be deemed to be the agent of the other for service of process purposes.

SECTION 7.15.          Seller Marks and Trademark Matters.

(a)         The Purchaser acknowledges and agrees that (a) the Seller and its Affiliates own the Seller Marks, and (b) following the Closing, none of the Purchaser and its Affiliates, including the Transferred Entities, will have any right, title, or interest in the Seller Marks (other than as set forth in this Section 7.15(a)).  Reasonably promptly following the Closing, and in any case no later than one hundred eighty (180) days following the Closing Date, the Purchaser shall cause each of the Transferred Entities to change its corporate name to a name that does not include or is confusingly similar to any Seller Marks and to cease to hold itself out as having any affiliation with the Seller or any of its Affiliates.  Following the Closing, the Transferred Entities shall cease using any Seller Marks as soon as practicable, but in no event later than one hundred eighty (180) days following the Closing Date (each, the applicable “Seller Mark Use Period”).  In furtherance thereof, as soon as reasonably practicable, but in any event no later than the end of the applicable Seller Mark Use Period, the Purchaser shall cause the Transferred Entities to remove, strike over or otherwise eliminate or cause to be removed or otherwise eliminated all Seller Marks from all assets of the Transferred Entities, including any vehicles, equipment, business cards, schedules, stationery, packaging materials, displays, signs, promotional materials, manuals, forms, websites, email, software and any other materials and systems.  Notwithstanding the foregoing, the Purchaser shall not be in breach of this Section 7.15(a) by reason of the use by the Purchaser or its Affiliates of the Seller Marks (i) in a non-trademark manner for purposes of conveying to customers or the general public the historical origins of the Company or Business, (ii) in any Tax, legal, employment or other records as part of any factual statement, (iii) as required by applicable Law or (iv) in a manner that would otherwise constitute “fair use” under applicable Law if such use were made by a third party.  Any use by the Purchaser and its Affiliates of any of the Seller Marks as permitted in this Section 7.15(a) shall be in the manner such Seller Marks were used by the Seller or its Affiliates in connection with the Business prior to the Closing and reasonable extensions thereof.

(b)         Notwithstanding anything else set forth in this Section 7.15(a) or elsewhere in this Agreement, the Purchaser shall have no right to use, and shall not use (i) the “Occidental” Trademark in any manner or for any purpose either alone or in combination with any other words, designs or marks or in any other context, other than as part of the “Occidental Chemical” Trademark solely for use as a company name referring to the Occidental Chemical Corporation, wherein “Occidental” is followed immediately by “Chemical” with “Occidental” and “Chemical” appearing in the same font, color, size, and all other manner of appearance, or (ii) “Oxy” either as a Trademark or otherwise, alone or in combination with any other words, designs, marks or elements, derivations, adaptations, translations, or abbreviations thereof, or Trademarks confusingly similar thereto or dilutive thereof, except as the first syllable of the “Oxychem,” “Oxyvinyl,” “Oxychile” and “Oxychlor” Trademarks.

SECTION 7.16.          Wrong Pockets.

(a)        If, following the Closing, any party becomes aware that any asset, property, right or facility (other than any asset, property, right or facility provided under or addressed by any Transaction Document, including without limitation payments from third parties, properties, rights and claims relating thereto), (a) used or held for use primarily in the operation or conduct of the Business by the Seller or any of its Affiliates in the twelve (12)-month period prior to the date hereof or as of Closing (other than any asset, property, right or facility that was allocated to ERH in the Internal Reorganization or set forth on Section 7.16 of the Disclosure Letter) is held by any member of the Parent Group (excluding the Transferred Entities), or (b) used or held for use primarily in any businesses of Parent and its Affiliates (other than the Business) is held by the Purchaser and its Affiliates (each, a “Wrong Pocket Asset”), such aware party shall promptly notify the other party in writing and the party that holds the Wrong Pocket Asset shall use commercially reasonable efforts to promptly transfer such Wrong Pocket Asset to the applicable party, without the payment of any further consideration by the party to whom the Wrong Pocket Asset is being transferred.  Prior to any such transfer of Wrong Pocket Assets, the parties agree that the party that holds the Wrong Pocket Asset shall (and shall be deemed to) hold such Wrong Pocket Asset in trust and, to the greatest extent reasonably practicable, provide the benefits and burdens of such Wrong Pocket Asset to the party to whom such Wrong Pocket Asset should rightfully belong pursuant to this Agreement.  For the avoidance of doubt, all remittances pursuant to this Section 7.16 shall be made without set-off, claim, counterclaim or deduction of any kind (except as required by applicable Law); provided, that the Purchaser shall reimburse the Seller for any reasonable, documented, out-of-pocket costs the Seller or its Affiliates incurs in transferring any Wrong Pocket Asset to the Purchaser following the Closing Date.

(b)        For the avoidance of doubt, the transfer of any Wrong Pocket Assets under this Section 7.16 shall be effected without any additional consideration payable by any party or any of their Affiliates to the other party or any of its Affiliates.  To the greatest extent practicable, any Wrong Pocket Asset transferred pursuant to this Section 7.16, shall be treated as never having been so transferred by the applicable party.

SECTION 7.17.         Specified Capital Expenditure Projects.  During the period from the date of this Agreement until the Closing (or such earlier date on which this Agreement is validly terminated pursuant to Section 9.01), unless the Purchaser otherwise consents in writing (such consent not to be unreasonably withheld, delayed or conditioned), the Seller shall (a) cause the Transferred Entities or any applicable member of the Parent Group to use reasonable best efforts to make capital expenditures with respect to the Specified Capital Expenditure Projects in accordance with the schedules and budgets set forth on Section 1.01(j) of the Disclosure Letter in order to cause the Specified Capital Expenditure Projects to continue to progress towards completion in accordance with such schedules and (b) prepare and deliver to Purchaser a written report on a monthly basis (beginning on the date that is thirty (30) days following the date of this Agreement) detailing the status of the Specified Capital Expenditure Projects, the Company’s (or its applicable Affiliates’) expenditures in respect thereof and details as to the causes of, and anticipated plan to address, any material deviations from the payment schedule set forth on Section 1.01(j) of the Disclosure Letter.

SECTION 7.18.         Real Estate Matters. The Seller and the Purchaser shall, prior to the Closing, use their respective reasonable best efforts to (a) identify the office facilities, if any, that will need to be shared between the Parent Group, on the one hand, and the Transferred Entities, on the other hand, for a transitional period following the Closing Date (the “Shared Offices”), whether such Shared Offices are located within a Real Property or any other real property, and whether a member of the Parent Group or a Transferred Entity holds the fee ownership or leasehold or subleasehold estate therein, and (b) negotiate and prepare a mutually agreeable master real estate license agreement on commercially reasonable, arms-length terms (each, a “Master RELA”) (i) from one or more Transferred Entities, as licensor, to one or more members of the Parent Group, as licensee, for any Shared Offices that are located within a Real Property or any other real property that will, by virtue of the Purchaser’s acquisition of the Transferred Interests, be controlled, directly or indirectly, by the Purchaser following the Closing and/or (ii) from one or more members of the Parent Group, as licensor, to one or more Transferred Entities, as licensee, for any Shared Offices that are located within any real property that will remain controlled, directly or indirectly, by the Seller following the Closing.  Any such Master RELA(s) shall be deemed to be Transaction Documents herein, and each of the Seller and the Purchaser shall, and shall cause their respective Affiliates or Subsidiaries to, duly execute their respective counterparts to each such Master RELA and deliver same to the other party in accordance with Section 3.03 herein.

SECTION 7.19.        Separation Activities. Following the date hereof and continuing until the Closing, the Seller and the Purchaser shall (a) reasonably cooperate in transition planning to effect the separation of the Business following the Closing and (b) negotiate in good faith to update the Dependent Services list on Schedule D (as defined in the Transition Services Agreement), if necessary and other changes as mutually agreed by the parties.

ARTICLE VIII
Conditions to Closing

SECTION 8.01.         Conditions to Each Party’s Obligations to Effect the Closing. The respective obligations of each party to effect the Closing are subject to the satisfaction or (to the extent permitted by applicable Law) waiver on or prior to the Closing Date of the following conditions:

(a)         Legal Prohibition.  No Law shall have been adopted or promulgated, or shall be in effect, and no temporary, preliminary or permanent Judgment issued by a court or other Governmental Authority of competent jurisdiction shall be in effect, in each case having the effect of making the Transactions illegal or otherwise prohibiting consummation of the Transactions.

(b)        Governmental Approvals.  (i) The waiting period (and any extension thereof) applicable to the Transactions under the HSR Act shall have been terminated or shall have expired and (ii) FERC authorization under Section 203 of the FPA and (iii) the Consents of any other Governmental Authorities set forth in Section 8.01(b) of the Disclosure Letter shall have been received and shall be in full force and effect.

SECTION 8.02.         Additional Conditions to Obligations of the Purchaser.  The obligations of the Purchaser to effect the Closing are further subject to the satisfaction or (to the extent permitted by applicable Law) waiver by the Purchaser on or prior to the Closing Date of the following additional conditions:

(a)         Representations and Warranties of the Seller.  (i) The Seller Fundamental Representations (other than the representations and warranties of the Seller contained in Section 4.04(a) with respect to any Transferred Entity other than the Company) shall be true and correct in all respects (other than any de minimis inaccuracies), in each case at and as of the Closing Date, as if made at and as of such date (except to the extent expressly made as of an earlier date, in which case as of such date), (ii) the representations and warranties of the Seller contained in Section 4.04(a) with respect to each Transferred Entity other than the Company shall be true and correct in all material respects at and as of the Closing Date, as if made at and as of such date (except to the extent expressly made as of an earlier date, in which case as of such date), (iii) the representations and warranties of the Seller contained in Section 4.07(c) shall be true and correct in all respects at and as of the Closing Date, as if made at and as of such date, and (iv) all other representations and warranties of the Seller contained in Article IV shall be true and correct at and as of the Closing Date, as if made at and as of such date (except to the extent expressly made as of an earlier date, in which case as of such date), except, in the case of this clause (iv), where the failure of such representations and warranties to be so true and correct (without giving effect to any limitation as to “materiality” or “Material Adverse Effect” set forth therein) would not have, individually or in the aggregate, a Material Adverse Effect.  The Purchaser shall have received a certificate signed on the Seller’s behalf by a duly authorized officer of the Seller to such effect, dated as of the Closing Date.

(b)        Performance of Obligations.  The Seller shall have performed in all material respects and complied in all material respects with all agreements and covenants required to be performed or complied with by it under this Agreement at or prior to the Closing Date.  The Purchaser shall have received a certificate signed on the Seller’s behalf by a duly authorized officer of the Seller to such effect, dated as of the Closing Date.

SECTION 8.03.         Additional Conditions to Obligations of the Seller.  The obligations of the Seller to effect the Closing are further subject to the satisfaction or (to the extent permitted by applicable Law) waiver by the Seller on or prior to the Closing Date of the following additional conditions:

(a)         Representations and Warranties of the Purchaser.  (i) The Purchaser Fundamental Representations shall be true and correct in all respects (other than any de minimis inaccuracies), in each case at and as of the Closing Date, as if made at and as of such date (except to the extent expressly made as of an earlier date, in which case as of such date) and (ii) all other representations and warranties of the Purchaser contained in Article V shall be true and correct at and as of the Closing Date, as if made at and as of such date (except to the extent expressly made as of an earlier date, in which case as of such date), except, in the case of this clause (ii), where the failure of such representations and warranties to be so true and correct (without giving effect to any limitation as to “materiality” set forth therein) would not, individually or in the aggregate prevent or materially delay, interfere with, hinder or impair (A) the consummation of any of the Transactions on a timely basis or (B) the compliance by any Purchaser Entity with its obligations under the Transaction Documents to which such Purchaser Entity is or will be a party.  The Seller shall have received a certificate signed on the Purchaser’s behalf by a duly authorized officer of the Purchaser to such effect, dated as of the Closing Date.

(b)        Performance of Obligations of the Purchaser.  The Purchaser shall have performed in all material respects and complied in all material respects with all agreements and covenants required to be performed or complied with by it under this Agreement at or prior to the Closing Date.  The Seller shall have received a certificate signed on the Purchaser’s behalf by a duly authorized officer of the Purchaser to such effect, dated as of the Closing Date.

SECTION 8.04.         Frustration of Closing Conditions.  Neither the Purchaser, on the one hand, nor the Seller, on the other hand, may rely on the failure of any condition set forth in this Article VIII to be satisfied if such failure was caused by such Person’s failure to act in good faith or to use efforts to cause the Closing to occur to the extent set forth in this Agreement, including as required by Section 7.01.

ARTICLE IX
Termination

SECTION 9.01.          Termination.  This Agreement may be terminated at any time prior to the Closing:

(a)         by mutual written consent of the Seller and the Purchaser;

(b)         by the Seller or the Purchaser, by written notice to the other:

(i)         if the Closing shall not have occurred on or before the date that is one hundred eighty (180) days after the date of this Agreement (the “Termination Date”); provided that if on the date that is one hundred eighty (180) days after the date of this Agreement the conditions to Closing set forth in any or all of Section 8.01(a) or Section 8.01(b) shall not have been satisfied or waived but all other conditions to Closing shall have been satisfied or waived (or in the case of conditions that by their nature are to be satisfied at the Closing, shall be capable of being satisfied on the Closing Date), then the Termination Date shall be automatically extended to the date that is two hundred seventy (270) days after the date of this Agreement; provided, further, that the right to terminate this Agreement under this Section 9.01(b)(i) shall not be available to any party whose breach of any obligation under this Agreement has been the primary cause of the failure of the Closing to occur on or before the Termination Date; or

(ii)        if any Governmental Authority of competent jurisdiction has issued a Judgment permanently enjoining, restraining or otherwise preventing or making illegal the consummation of the Transactions and such Judgment shall have become final and nonappealable; provided that the right to terminate this Agreement under this Section 9.01(b)(ii) shall not be available to any party whose breach of any obligation under this Agreement has been the primary cause of the issuance of such Judgment;

(c)        by the Purchaser, if the Seller shall have breached any of its representations or warranties or failed to perform any of its covenants or agreements set forth in this Agreement, which breach or failure to perform (i) would give rise to the failure of a condition contained in Section 8.02(a) or Section 8.02(b) and (ii) is incapable of being cured prior to the Termination Date, or if capable of being cured by the Termination Date, the Seller shall not have commenced good faith efforts to cure the breach or failure to perform within twenty (20) days following receipt by the Seller of written notice of such breach or failure to perform from the Purchaser stating the Purchaser’s intention to terminate this Agreement pursuant to this Section 9.01(c) and the basis for such termination and thereafter be continuing such good faith efforts; provided that the Purchaser shall not have the right to terminate this Agreement pursuant to this Section 9.01(c) if the Purchaser is then in material breach of any of its representations, warranties, covenants or agreements hereunder; or

(d)        by the Seller, if the Purchaser shall have breached any of its representations or warranties or failed to perform any of its covenants or agreements set forth in this Agreement, which breach or failure to perform (i) would give rise to the failure of a condition contained in Section 8.03(a) or Section 8.03(b) and (ii) is incapable of being cured prior to the Termination Date, or if capable of being cured by the Termination Date, the Purchaser shall not have commenced good faith efforts to cure the breach or failure to perform within twenty (20) days following receipt by the Purchaser of written notice of such breach or failure to perform from the Seller stating the Seller’s intention to terminate this Agreement pursuant to this Section 9.01(d) and the basis for such termination and thereafter be continuing such good faith efforts; provided that the Seller shall not have the right to terminate this Agreement pursuant to this Section 9.01(d) if the Seller is then in material breach of any of its representations, warranties, covenants or agreements hereunder.

(e)          The party seeking to terminate this Agreement pursuant to this Section 9.01 shall give written notice of such termination to the other party in accordance with Section 11.01, specifying the provision of this Agreement pursuant to which such termination is effected and the basis for such termination, described in reasonable detail.

SECTION 9.02.        Effect of Termination.  In the event of the valid termination of this Agreement by either the Seller or the Purchaser as provided in Section 9.01 then this Agreement shall forthwith become void and have no effect, without any Liability or obligation on the part of any party or their respective Representatives, other than Section 4.20, Section 5.07, Section 7.03(b), this Section 9.02 and Article XI and the Confidentiality Agreement, all of which shall survive such termination; provided that such termination shall not relieve any party or their respective Representatives from any Liability or obligation to the other party to the extent that such termination results from (A) a Willful Breach of any covenant or agreement set forth in this Agreement by such first party or (B) Fraud by such first party.  Nothing in this Section 9.02 shall be deemed to impair the right of any party to compel specific performance by any other party of its obligations under this Agreement.

ARTICLE X
Indemnification

SECTION 10.01.       Survival.  The representations and warranties of the Seller contained in this Agreement shall survive the Closing until the date that is fifteen (15) months from the date hereof, except for the Seller Fundamental Representations, the Purchaser Fundamental Representations, which shall survive until the date that is 60 days following the expiration of the applicable statute of limitations, and the representations and warranties contained in Section 4.14, which shall not survive the Closing.  All covenants and agreements of the parties made in this Agreement that by their terms are to be performed in their entirety at or prior to the Closing shall survive for twelve (12) months.  All covenants and agreements contained in this Agreement that by their terms contemplate performance thereof following the Closing (including indemnification obligations) or otherwise expressly by their terms survive the Closing will survive the Closing in accordance with their terms.  The obligation of the Seller to indemnify the Purchaser Indemnitees pursuant to Section 10.02(c) and Section 10.02(d) and the obligation of the Purchaser to indemnify the Seller Indemnitees pursuant to Section 10.04(f) and Section 10.04(g) shall survive until the applicable representation, warranty, covenant or agreement terminates pursuant to this Section 10.01 and, following the Closing Date, thereafter to the extent a notice of any such claim is made pursuant to Section 10.05 within such period with respect to any breach of such representation, warranty, covenants or agreements occurring, until resolved or judicially determined; provided that claims in respect of Fraud shall survive until the expiration of the applicable statute of limitations.

SECTION 10.02.       Indemnification by the Seller.  From and after the Closing Date, and upon the terms and subject to the conditions of this Article X, including Section 10.06, the Seller shall indemnify, defend and hold harmless the Purchaser and each of its Affiliates and their respective Representatives (collectively, the “Purchaser Indemnitees”) from and against any and all Losses to the extent arising or resulting from any of the following, in each case whether arising before, on or after the Closing Date (unless otherwise indicated):

(a)          any Business Liabilities to the extent arising out of or related to the period before the Closing Date;

(b)         any Non-Legacy Environmental Liabilities, to the extent arising out of or relating to the period before the Closing Date;

(c)         any breach or inaccuracy in any representation or warranty of the Seller contained in Article IV other than the Excluded Tax Representations;

(d)         any breach of any covenant or agreement of the Seller hereunder; and

(e)          Seller Indemnified Taxes.

SECTION 10.03       Indemnification by ERH.  From and after the Closing Date, and upon the terms and subject to the conditions of this Article X, including Section 10.06, ERH shall indemnify, defend and hold harmless the Purchaser Indemnitees from and against any and all Losses to the extent arising or resulting from any Legacy Environmental Liabilities, in each case whether arising before, on or after the Closing Date.

SECTION 10.04.     Indemnification by the Transferred Entities.  From and after the Closing Date, and upon the terms and subject to the conditions of this Article X, including Section 10.06, the Purchaser shall, or shall cause the Transferred Entities to, indemnify, defend and hold harmless the Seller and each of its Affiliates (excluding the Transferred Entities) and their respective Representatives (collectively, the “Seller Indemnitees”) from and against any and all Losses, to the extent arising or resulting from any of the following, in each case whether arising before, on or after the Closing Date (unless otherwise indicated):

(a)         any Business Liabilities to the extent arising out of or relating to the period on or after the Closing Date;

(b)       any Non-Legacy Environmental Liabilities, other than Non-Legacy Environmental Liabilities for which the Seller is obligated to indemnify the Purchaser Indemnitees pursuant to Section 10.02(b);

(c)          any Business Decommissioning Liabilities;

(d)          any Replacement Benefit Plan Liabilities;

(e)          any Credit Support Item;

(f)          any breach or inaccuracy in any representation or warranty of the Purchaser contained in Article V; and

(g)         any breach of any covenant or agreement of the Purchaser or any of its Subsidiaries (including, following the Closing, the Transferred Entities) hereunder.

SECTION 10.05.        Indemnification Procedures.

(a)          Procedures Relating to Indemnification of Third Party Claims.

(i)         If any Purchaser Indemnitee or Seller Indemnitee, as the case may be (the “Indemnified Party”) receives written notice of the commencement of any Action or the assertion of any claim by a third party or the imposition of any Judgment, penalty or assessment for which indemnity may be sought under Section 10.02, Section 10.03 or Section 10.04 as applicable (a “Third Party Claim”), and such Indemnified Party intends to seek indemnification pursuant to this Article X, the Indemnified Party shall promptly provide the other party (the “Indemnifying Party”) with written notice of such Third Party Claim, stating the nature, basis and the amount thereof, to the extent known, along with copies of the relevant documents evidencing such Third Party Claim and the basis for indemnification sought.  Failure of the Indemnified Party to give such notice will not relieve the Indemnifying Party from Liability in respect of its indemnification obligation, except if and to the extent that the Indemnifying Party is materially prejudiced thereby.  The Indemnifying Party shall have the right, by giving written notice delivered to the Indemnified Party within twenty Business Days of the receipt of notice of such Third Party Claim, to assume the defense of the Indemnified Party against the Third Party Claim with counsel selected by the Indemnifying Party and reasonably satisfactory to the Indemnified Party.  If the Indemnifying Party elects not to assume the defense of any Third Party Claim, the Indemnifying Party shall have the right to participate in the defense of such Third Party Claim at its own expense and the Indemnified Party will consult with the Indemnifying Party regarding any such defense.

(ii)      So long as the Indemnifying Party has assumed the defense of the Third Party Claim in accordance herewith, (A) the Indemnifying Party shall actively pursue such defense in good faith, (B) the Indemnified Party may retain separate co‑counsel at its sole cost and expense (except as contemplated by the following sentence) and participate in, and be consulted on, the defense of the Third Party Claim (subject to the Indemnifying Party’s right to control such defense pursuant to Section 10.05(a)(i)).  In the event that the Indemnified Party determines in good faith that a conflict of interest exists in respect of an issue raised in a Third Party Claim, then the Indemnified Party shall have the right to retain separate counsel selected by the Indemnified Party and reasonably satisfactory to the Indemnifying Party to represent the Indemnified Party in the defense of that issue only, and the reasonable and non-duplicative legal fees and expenses of the Indemnified Party related to that issue shall be paid by the Indemnifying Party.

(iii)       The Indemnified Party shall not file any papers, stipulate to the existence of any claimed fact, consent to the entry of any Judgment or enter into any settlement with respect to the Third Party Claim without the prior written consent of the Indemnifying Party (such consent not to be unreasonably withheld, delayed or conditioned) and the Indemnifying Party shall not compromise or settle any Third Party Claim, or otherwise enter into any Judgment related to any Third Party Claim without the prior written consent of the Indemnified Party (which consent shall not be unreasonably withheld, conditioned or delayed), other than a compromise, Judgment or settlement that (a) is on exclusively monetary terms with such monetary amounts paid solely by the Indemnifying Party concurrently with the effectiveness of the compromise, Judgment or settlement, (b) does not involve any finding or admission of violation of Law or admission of wrongdoing by the Indemnified Party and (c) provides in customary form, an unconditional release of, or dismissal with prejudice of, all claims against any Indemnified Party potentially affected by such Third Party Claim.

(iv)       If a Third Party Claim is asserted requiring indemnification by both the Seller and/or ERH, on the one hand, and the Purchaser, on the other hand, under Section 10.02, Section 10.03 or Section 10.04 (“Joint Litigation”), the parties shall use reasonable efforts in good faith to coordinate the defense of the Joint Litigation as follows.  The Seller or ERH, as applicable, shall have the right to select qualified counsel reasonably acceptable to Purchaser to defend the Joint Litigation on behalf of the Purchaser and the Seller jointly.  The Purchaser shall retain such counsel selected by the Seller to defend the Joint Litigation and shall execute any conflict waivers or engagement agreements reasonably necessary to permit the Purchaser and the Seller to be represented jointly in the Joint Litigation.  The Seller and the Purchaser shall share the reasonable out-of-pocket costs of defending the Joint Litigation equally.  The Seller and the Purchaser shall confer and endeavor to coordinate on any filings in connection with or other preparation related to the defense of any Joint Litigation.

(v)       Notwithstanding the foregoing in this Section 10.05(a), the Indemnifying Party shall not be entitled to assume the defense of any Third Party Claim if the Third Party Claim (A) seeks an order, injunction or other equitable relief or relief other than monetary damages against the Indemnified Party that the Indemnified Party reasonably determines, after conferring with its outside counsel, cannot be separated from any related claim for monetary damages or (B) seeks a finding or admission of a violation of Law (including any Third Party Claim seeking to impose criminal fines, penalties or sanctions) or any Judgment of a Governmental Authority against the Indemnified Party; provided that this Section 10.05(a)(v) shall not apply to the Seller or ERH, as applicable, who shall have the sole right, subject to the provisions of Section 10.05(c) governing Remedial Actions, to control the defense of, any Third Party Claim relating to Business Liabilities, Non-Legacy Environmental Liabilities and Legacy Environmental Liabilities for which indemnification is sought under Section 10.02 or Section 10.03.

(vi)        Each party shall use commercially reasonable efforts to mitigate Losses from Third Party Claims and shall act in good faith in responding to, defending against, settling or otherwise dealing with such claims.  The parties hereto shall also cooperate in any such defense and give each other reasonable access to all information relevant thereto, including those employees necessary to assist in the investigation, defense and resolution of the Third Party Claim, subject, where deemed reasonably necessary by the disclosing party, to the entry into customary joint defense agreements and similar arrangements to protect information subject to attorney work product protection, attorney client privilege or other established legal privilege.

(vii)      Notwithstanding anything to the contrary, to the extent of any inconsistency between the provisions of this Section 10.05(a) and those of Section 7.09(i) with respect to any Tax Actions, the provisions of Section 7.09(i) shall govern.

(viii)     As of the Closing, indemnification claims shall have been deemed to have been made by the Purchaser pursuant to this Section 10.05 and for purposes of Section 10.06(a)(ii) for any Non-Legacy Pending Remedial Obligations and any obligations of the Seller under Section 10.02(b) for any Non-Legacy Environmental Liabilities relating to or arising out of the ISRA Filing or any related Remedial Action; provided that, notice by Seller under Section 10.05(c) to manage and control any Remedial Action relating to the matters identified in the foregoing sentence also shall be deemed to have been made.

(b)          Procedures for Non-Third Party Claims.  The Indemnified Party shall notify the Indemnifying Party in writing promptly of its discovery of any matter that does not involve a Third Party Claim (a “Non-Third Party Claim”), including but not limited to first party claims, giving rise to the claim of indemnification pursuant hereto.  The failure so to notify the Indemnifying Party shall not relieve the Indemnifying Party from Liability in respect of its indemnification obligation, except if and to the extent that the Indemnifying Party is materially prejudiced thereby.  The Indemnified Party shall reasonably cooperate and assist the Indemnifying Party in determining the validity of any claim for indemnification by the Indemnified Party and in otherwise resolving such matters.  Such assistance and cooperation shall include providing reasonable access to and copies of information, records and documents relating to such matters, furnishing employees to assist in the investigation, defense and resolution of such matters and providing legal and business assistance with respect to such matters.  Each party shall use commercially reasonable efforts to mitigate Losses from such claims.

(c)         Additional Procedures for Environmental Claims.  Notwithstanding any other provision of this Section 10.05, with respect to any Losses arising from any Remedial Action at or relating to any Company Site for which Seller is responsible pursuant to Section 10.02 or for which any Transferred Entity is responsible pursuant to Section 10.04, as the case may be, or any related Action: (i) the Indemnifying Party shall have the right, but not the obligation, upon reasonably prompt written notice to the Indemnified Party, to assume management and control of such Remedial Action or related Action, including using an environmental consultant and counsel reasonably acceptable to the Indemnified Party; (ii) in the event the Indemnifying Party assumes management and control pursuant to the foregoing, (A) the Indemnified Party shall provide the Indemnifying Party and its authorized representatives with reasonable access to the relevant Company Site to conduct such Remedial Action during normal business hours or as otherwise reasonably agreed between the parties, (B) the Indemnifying Party and its authorized representatives shall comply with all Laws, including Environmental Laws and Environmental Permits, in accessing such Company Site and performing such Remedial Action and other activities at such Company Site, (C) such Remedial Action shall not unreasonably disturb or interfere with the Indemnified Party’s continued use of and operations at such Company Site, (D) the Indemnifying Party shall keep the Indemnified Party reasonably informed of developments with respect to such Remedial Action, related Action and other activities at such Company Site, including providing copies of any material documents received or prepared by any Indemnifying Party with respect to any Remedial Action or related Action (including any documents required to be submitted to any Governmental Authority), and providing a reasonable opportunity for the Indemnified Party to comment on any related submissions, including any proposals, work plans, reports, analytical data or other material documents that are prepared by or on behalf of any Indemnifying Party and any documents that are required to be submitted to any Governmental Authority, (E) the Indemnifying Party shall provide the Indemnified Party with reasonable advance notice of material in person, telephonic or virtual meetings relating to such Remedial Action or related Action, and the Indemnified Party shall have the right, but not the obligation, to attend and participate (at its own expense) in such meetings, (F) the Indemnifying Party shall provide the Indemnified Party with a reasonable opportunity to consult with and provide input to (which shall be reasonably considered and reasonably implemented by) the Indemnifying Party on all material decisions made with respect to the proposed nature, scope and timing of such Remedial Actions, (G) the Indemnifying Party shall not enter into any Judgment, settlement or other agreement relating to or resolving such Remedial Action or related Action without the Indemnified Party’s prior written consent (which shall not be unreasonably withheld, conditioned or delayed), and (H) upon completion of such Remedial Actions, the party which controlled and managed the Remedial Action shall, at its sole cost and expense, use commercially reasonable efforts to repair any physical damage to the Company Site caused by the implementation of the Remedial Action by the Indemnifying Party, and to restore the Company Site to the approximate same condition in existence prior to commencement of such Remedial Actions (other than those conditions addressed by the Remedial Action),  and remove all equipment, tools or other personal property brought onto the Company Site in connection with such Remedial Action, and (iii) in the event and for any period of time the Indemnifying Party does not assume control of or fails take reasonable action to plan for, engage with relevant Governmental Authorities with respect to or progress, as the case may be, such Remedial Action or related Action pursuant to the foregoing, the Indemnified Party shall have the right to manage and control such Remedial Action or related Action (without limiting its right to indemnification under Section 10.02 or Section 10.04 of this Agreement, as the case may be).

SECTION 10.06.        Limitations on Indemnification.

(a)          Limitations on Recovery.

(i)          With regard to indemnification for Losses (A) under each of Section 10.02(a) and Section 10.02(c),  no individual claim by the Purchaser Indemnitees shall be asserted to the extent the aggregate amount of all Losses with respect to such individual claim or series of related claims is less than $300,000 (such amount, the “Purchaser De Minimis Threshold”) and (B) under Section 10.02(c), the Purchaser Indemnitees shall have the right to payment by the Seller only if, and only to the extent that, the Purchaser Indemnitees shall have incurred or suffered, as to all matters giving rise to such indemnification, aggregate Losses in excess of $97,000,000 (such amount, the “Purchaser Deductible”), at which time the Purchaser Indemnitees shall be entitled to payment with respect to all Losses in excess of the amount of the Purchaser Deductible.  The cumulative indemnification of the Seller for Losses under Section 10.02(c) shall in no event exceed $679,000,000 (the “Cap”).  Notwithstanding anything in this Section 10.06(a)(i) to the contrary, the Purchaser De Minimis Threshold, the Purchaser Deductible and the Cap shall not apply to any Losses arising under Section 10.02(b), Section 10.02(d), Section 10.02(e) or Section 10.03 or related to any inaccuracy or breach of any Seller Fundamental Representation or any claim based on Fraud.  For purposes of this Article X, in determining the amount of any Losses that are the subject matter of a claim for indemnification under Section 10.02(c), each representation and warranty shall be read without regard and without giving effect to any materiality qualifications contained therein (including the terms “material”, “material adverse effect”, “Material Adverse Effect” or any similar terms); provided, that the use of the word “Material” as used in the defined term “Material Business Contract” shall not be disregarded.

(ii)        No claim for indemnification may be made by any Purchaser Indemnitee pursuant to Section 10.02(a) for any Business Liabilities or Section 10.02(b) for any Non-Legacy Environmental Liabilities unless written notice of such claim (describing the facts or events giving rise to such claim with reasonable specificity to the extent of the knowledge of the Purchaser) has been given to the Seller on or before the tenth (10th) anniversary of the Closing Date.  For the avoidance of doubt, in the event that a claim for indemnification is given by a Purchaser Indemnitee to the Seller pursuant to Section 10.02(a) for any Business Liabilities or Section 10.02(b) for any Non-Legacy Environmental Liabilities on or before the tenth (10th) anniversary of the Closing Date, the indemnity with respect to such claim shall survive until the claim is finally resolved.

(iii)      In no event shall the Seller be obligated to indemnify any Purchaser Indemnitee under Section 10.02(a), Section 10.02(b) or Section 10.02(c) for any Losses to the extent arising out of or relating to (A) any Company Site to the extent such Losses follow or are incurred after or in connection with any sale, disposition, assignment, transfer, lease or sublease of any Company Site to a third party in each case, after the Closing, other than Losses for which Seller has an obligation under Section 10.02(a), Section 10.02(b) or Section 10.02(c) to indemnify any Purchaser Indemnitee as a result of a claim for indemnification submitted in accordance with the terms of Section 10.05 by a Purchaser Indemnitee prior to such sale, disposition, assignment, transfer, lease or sublease of any Company Site to a third party (a “Company Site Disposition”), but only so long as such third party continues to provide Seller with access to the relevant Company Site and to conduct those services and activities in support of any relevant Remedial Action at such Company Site in a manner substantially similar in all material respects to such access, services and activities provided by the Company pursuant to the Remediation Management Agreement prior to such Company Site Disposition; provided that, the limitations set forth in this Section 10.06(a)(iii)(A) shall not apply if Purchaser or any of its Affiliates maintains, directly or indirectly, control and majority ownership of such Company Site or (B) a change in land use of any Company Site to a non-industrial or commercial use (to the extent such Losses are incurred to attain compliance with Environmental Laws that are more stringent than those applicable to industrial or commercial uses) after the Closing.

(iv)        Notwithstanding anything to the contrary herein, for the avoidance of doubt, in no event shall the Seller or ERH be obligated to indemnify any Purchaser Indemnitee pursuant to Section 10.02 or 10.03 for any Losses to the extent such Losses arise or result from the operations or conduct (including any Release of any Hazardous Material at, to, in, under or from any Company Site or any site set forth on Section 1.01(g) of the Disclosure Letter) by the Purchaser or its Affiliates (other than the Transferred Entities).

(v)        No claim for indemnification may be made by any Purchaser Indemnitee pursuant to Section 10.02(e) unless written notice of such claim (describing the facts or events giving rise to such claim with reasonable specificity to the extent of the knowledge of the Purchaser) has been given to the Seller before the date that is sixty (60) days following the expiration of the applicable statute of limitations (taking into account extensions to any tax-related statutes of limitations).

(vi)        For the avoidance of doubt, in no event shall the Seller be obligated to indemnify any Purchaser Indemnitee with respect to any matter to the extent that such matter was reflected in the calculation of the Closing Purchase Price pursuant to Section 2.04.

(vii)       Any Indemnified Party may seek full recovery from any third parties and under all insurance policies covering any Loss to the same extent as they would if such Loss were not subject to indemnification pursuant to the terms of this Agreement.

(b)          Additional Environmental Limitations.

(i)         In no event shall any Indemnifying Party be obligated to indemnify any Indemnified Party for Losses in connection with any Non-Legacy Environmental Liability to the extent such Losses (A) result or arise from any sampling, testing or other response activity conducted at any Company Site after the Closing by, or on behalf of, or otherwise initiated by any party other than an Indemnifying Party (provided that the limitations under this Section 10.06(b)(i)(A) shall not apply to any  sampling, testing or response activity conducted at the direction of the Indemnifying Party, pursuant to the Remediation Management Agreement or otherwise) that was not (i) required to be conducted to comply with any Environmental Law or Environmental Permit, (ii) reasonably necessary to respond to a Third Party Claim (so long as the Indemnifying Party has been provided with a reasonable opportunity in advance to review and comment on the scope and work plan for such sampling and the Indemnifying Party reasonably considers such comments), (iii) reasonably scoped and conducted consistent with industry practice in connection with construction, expansion or improvements at of any Company Site (so long as the Indemnifying Party has been provided with a reasonable opportunity in advance to review and comment on the scope and work plan for such sampling and the Indemnifying Party reasonably considers such comments), (iv) reasonably necessary to investigate conditions identified that indicate an imminent and substantial endangerment to human health or safety, or (v) reasonably limited to respond to any known Release of Hazardous Materials occurring after the Closing Date, (B) result or arise from any exacerbation on or after the Closing Date of, or any contribution of any Hazardous Material on or after the Closing Date to, an environmental condition giving rise to such Non-Legacy Environmental Liability existing as of the Closing at any Company Site but only to the extent of such exacerbation or contribution (in each case other than any exacerbation or contribution by or on behalf of an Indemnifying Party)  or (C) exceed the lowest cost alternative required to comply with any Environmental Law or Environmental Permit or any Judgment issued, granted or entered into thereunder, or required by any relevant Governmental Authority under such Environmental Law, Environmental Permit or Judgment, in each case, that allows for the continued operation of the Business and any applicable Company Site in the same manner as currently conducted and without material disruption or interference with such operations.

(ii)      In no event shall ERH be obligated to indemnify any Purchaser Indemnitee for Losses in connection with any Legacy Environmental Liability relating to the Patrick Bayou Superfund, Muscle Shoals, and Bayou Corne Sinkhole sites, each as set forth on Section 1.01(g) to the Disclosure Letter, to the extent such Losses (A)  result or arise from any sampling, testing or other response activity conducted after the Closing at any Company Site by, on behalf of, or otherwise initiated by any Indemnified Party (or, solely with respect to the portions of the Patrick Bayou Superfund, Muscle Shoals, and Bayou Corne Sinkhole sites or any Company Site within the physical control of the Indemnified Party, any party other than an Indemnifying Party) (provided that the limitations under this Section 10.06(b)(ii)(A) shall not apply to any such sampling, testing or response activity conducted at the direction of the Indemnifying Party, pursuant to the Remediation Management Agreement or otherwise) that was not (i) required to comply with any Environmental Law or any Environmental Permit, (ii) reasonably necessary to respond to a Third Party Claim (so long as the Indemnifying Party has been provided with a reasonable opportunity in advance to review and comment on the scope and work plan for such sampling and the Indemnifying Party reasonably considers such comments), (iii) reasonably scoped and conducted consistent with industry practice, in connection with construction, expansion or improvements at of any Company Site (so long as the Indemnifying Party has been provided with a reasonable opportunity in advance to review and comment on the scope and work plan for such sampling and the Indemnifying Party reasonably considers such comments), or (iv) reasonably necessary to investigate conditions identified that indicate an imminent and substantial endangerment to human health or safety, (v) reasonably limited to respond to any known Release of Hazardous Materials occurring after the Closing Date, (B) result or arise from any exacerbation by or on behalf of Purchaser or its Affiliates (or, solely with respect to the portions of the Patrick Bayou Superfund, Muscle Shoals, and Bayou Corne Sinkhole sites or any Company Site within the physical control of the Indemnified Party, any party other than an Indemnifying Party) on or after the Closing Date of, or any contribution of any Hazardous Material on or after the Closing Date to, an environmental condition giving rise to such Legacy Environmental Liability existing as of the Closing at the Patrick Bayou Superfund, Muscle Shoals, and Bayou Corne Sinkhole Sites, each as set forth on Section 1.01(g) to the Disclosure Letter, but only to the extent of such exacerbation or contribution (in each case other than any exacerbation or contribution by or on behalf of an Indemnifying Party) or (C) exceed the lowest cost alternative required to comply with any Environmental Law or Environmental Permit or any Judgment issued, granted or entered into thereunder, or required by any relevant Governmental Authority under such Environmental Law, Environmental Permit or Judgment that allows for the continued operation of the Business at any applicable Company Site in the same manner as currently conducted and without material disruption or interference with such operations.

SECTION 10.07.        Calculation of Indemnity Payments.

(a)         The amount of any Loss for which indemnification is provided under this Article X shall be net of any amounts actually recovered by the Indemnified Party under insurance policies (other than self-insurance programs) with respect to such Loss (net of the deductible for such policies, costs of enforcement and reasonable associated costs and expenses).

SECTION 10.08.      ADDITIONAL MATTERS.  IN NO EVENT SHALL AN INDEMNIFYING PARTY BE LIABLE FOR LOSSES THAT ARE PUNITIVE, EXEMPLARY, INCIDENTAL, CONSEQUENTIAL OR INDIRECT DAMAGES, INCLUDING LOST PROFITS, WHETHER BASED ON CONTRACT, TORT, STRICT LIABILITY, OTHER LAW OR OTHERWISE, EXCEPT TO THE EXTENT THAT SUCH DAMAGES ARE ACTUALLY PAYABLE BY THE INDEMNIFIED PARTY IN CONNECTION WITH A THIRD PARTY CLAIM.

SECTION 10.09.       Adjustment to Purchase Price.  Any payment under this Article X shall be treated as an adjustment to the Closing Purchase Price for all applicable Tax purposes, except as otherwise required pursuant to a Final Determination.

SECTION 10.10.      Sole and Exclusive Remedy.  The Seller and the Purchaser acknowledge and agree that, following the Closing, except to the extent expressly set forth in Section 2.04(g) or the Transaction Documents or for claims based on Fraud, the Seller Indemnitees’ and the Purchaser Indemnitees’ sole and exclusive monetary remedy against any Indemnifying Party with respect to any and all claims relating to this Agreement, the Business, the Transferred Entities, the Business Liabilities, the Legacy Environmental Liabilities, the Non-Legacy Environmental Liabilities or Business Decommissioning Liabilities including for any claims for contribution or recovery under the Comprehensive Environmental Response, Compensation and Liability Act or other federal or state law relating to Remedial Action, shall be pursuant to the provisions set forth in this Article X.

ARTICLE XI
Miscellaneous

SECTION 11.01.      Notices.  All notices, requests, claims, demands and other communications under this Agreement shall be in writing and shall be delivered by hand, sent by email or sent, postage prepaid, by registered, certified or express mail or overnight courier service and shall be deemed given when so delivered by hand or email, or if mailed, three (3) calendar days after mailing (or one (1) Business Day in the case of express mail or overnight courier service), as follows (or at such other address for a party as shall be specified by like notice):

If to the Purchaser:

Berkshire Hathaway Inc.
3555 Farnam Street
Omaha, Nebraska, 68131
Attention:  Marc Hamburg
E-mail:  mdhamburg@BRKA.com

Copy to (such copy not to constitute notice):

Kirkland & Ellis LLP
609 Main Street
Houston, Texas, 77002
Attention:  Andrew T. Calder, P.C.; Cyril V. Jones, P.C. and Jacob Volz
E-mail:  andrew.calder@kirkland.com; cyril.jones@kirkland.com and jacob.volz@kirkland.com

If to the Seller:

Occidental Chemical Holding, LLC
5 Greenway Plaza, Suite 110
Houston, Texas, 77046
Attention:  Vice President – Business Development
E-mail:  Deal_Team@oxy.com

Copy to (such copy not to constitute notice):

Cravath, Swaine & Moore LLP
Two Manhattan West
375 Ninth Avenue
New York, New York 10001
Attention:  George F. Schoen and Daniel J. Cerqueira
E-mail:  gschoen@cravath.com and dcerqueira@cravath.com

SECTION 11.02.        Amendment.  This Agreement may not be amended except by an instrument in writing signed on behalf of each party.

SECTION 11.03.       Extension; Waiver.  At any time prior to the Closing Date, the parties may (a) extend the time for the performance of any of the obligations or other acts of the other parties, (b) waive any inaccuracies in the representations and warranties contained in this Agreement or in any document delivered pursuant to this Agreement or (c) waive compliance with any of the agreements or conditions contained in this Agreement.  Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party.  The failure of any party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights.

SECTION 11.04.     Severability.  If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule or Law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect.  Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that the Transactions are fulfilled to the extent permitted by applicable Law.

SECTION 11.05.     Counterparts.  This Agreement may be executed in two or more counterparts (including by digital or other electronic means), all of which shall be considered one and the same agreement and shall become effective when two or more counterparts have been signed by each of the parties and delivered to the other parties.  Any copy of this Agreement made by reliable means (e.g., photocopy or facsimile) is considered an original.

SECTION 11.06.      Entire Agreement; Third Party Beneficiaries.  This Agreement, together with the other Transaction Documents and the Confidentiality Agreement, (a) constitutes the entire agreement, and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the Transactions and (b) except for this Section 11.06 and as provided in this clause (b), is not intended to confer upon any Person other than the parties any rights or remedies, it being understood that (i) the Persons released pursuant to Section 11.10 shall have the right to enforce their respective rights under Section 11.10, (ii) each Existing Counsel is a third party beneficiary of Section 11.11 and shall have the right to enforce its rights thereunder and (iii) the Indemnitees shall be third party beneficiaries of the provisions of Section 7.13, and shall have the right to enforce their rights thereunder.

SECTION 11.07.       Governing Law.  This Agreement, and all matters, claims or causes of action (whether at law, in equity, in Contract, in tort or otherwise) based upon, arising out of or relating to this Agreement or the negotiation, execution or performance of this Agreement, shall be governed by, and construed in accordance with, the laws of the State of Texas, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof.

SECTION 11.08.        Assignment.  Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned, in whole or in part, by operation of Law or otherwise by any of the parties without the prior written consent of the other parties.  Any purported assignment without such consent shall be null and void.  Notwithstanding the foregoing, this Agreement (and all rights, interests and obligations hereunder) may be assigned, in whole or in part, by the Purchaser to any of its Affiliates that is incorporated or formed under the Laws of any U.S. state and is considered disregarded as an entity separate from its owner under Treasury Regulations Section 301.7701-3 without consent from Seller or its Affiliates; provided that no such assignment shall affect or relieve the Purchaser of its obligations and other Liabilities under this Agreement.  Subject to the foregoing, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns.

SECTION 11.09.        Enforcement; Jurisdiction; Consent to Service of Process; Waiver of Jury Trial.

(a)        The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached.  It is accordingly agreed that the parties shall be entitled to an injunction or injunctions, specific performance or other equitable relief to prevent breaches or threatened breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, without proof of damages or otherwise, this being in addition to any other remedy to which they are entitled at law or in equity, are not intended to and do not adequately compensate for the harm that would result from a breach of this Agreement and shall not be construed to diminish or otherwise impair in any respect any party’s right to specific enforcement.  The right of specific enforcement is an integral part of the Transactions and without that right, neither the Seller nor the Purchaser would have entered into this Agreement.  Each party agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief on the basis that the other party has an adequate remedy at law or an award of specific performance is not an appropriate remedy for any reason at law or in equity.  The parties hereto acknowledge and agree that any party seeking an injunction or injunctions to prevent breaches or threatened breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in accordance with this Section 11.09 shall not be required to provide any bond or other security in connection with any such order or injunction, and the party opposing such injunction or injunctions hereby agrees that it shall not contest the amount or absence of any such bond or other security requested or offered by the party seeking such injunction or injunctions.  If, prior to the Termination Date, any party brings any Action, in each case, in accordance with this Section 11.09, to enforce specifically the performance of the terms and provisions hereof by any other party, the Termination Date shall automatically be extended by such time period as established by the court presiding over such Action.

(b)         Each of the parties hereto (i) consents to submit itself to the personal jurisdiction of the State District Court for Montgomery County, Texas or the federal district court for the Southern District of Texas, Houston Division, and the appellate courts thereof, in the event any dispute arises out of this Agreement or the Transactions, (ii) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, (iii) agrees that it will not bring any Action relating to this Agreement or the Transactions in any court other than in the State District Court for Montgomery County, Texas or the federal district court for the Southern District of Texas, Houston Division, and the appellate courts thereof, (iv) UNCONDITIONALLY AND IRREVOCABLY WAIVES ANY RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY ACTION RELATED TO OR ARISING OUT OF THIS AGREEMENT OR THE TRANSACTIONS, (v) waives the defense of an inconvenient forum to the maintenance of any Action related to or arising out of this Agreement or the Transactions and (vi) consents to service of process being made through the notice procedures set forth in Section 11.01.  The consents to jurisdiction set forth in this paragraph shall not constitute general consents to service of process in the State of Texas.  The parties hereto agree that a final Judgment in any such Action shall be conclusive and may be enforced in other jurisdictions by suit on the Judgment or in any other manner provided by applicable Law.

SECTION 11.10.       No Recourse Against Nonparty Affiliates.  Claims, causes of action or Liabilities (whether in Contract or in tort, in law or in equity, or granted by statute) that may be based upon, in respect of, arise under, out or by reason of, be connected with, or relate in any manner to this Agreement or any other Transaction Document, or the negotiation, execution, or performance of this Agreement or any other Transaction Document (including any representation or warranty made in, in connection with, or as an inducement to, this Agreement or any other Transaction Document), may be made only against (and are those solely of) the entities that are expressly identified as parties in the preamble to this Agreement or in the applicable Transaction Document (“Contracting Parties”), and then only with respect to the specific obligations set forth herein (with respect to the parties identified in the preamble to this Agreement) or therein (with respect to the parties to such Transaction Document).  No Person who is not a Contracting Party, including any director, manager, officer, employee, incorporator, member, limited or general partner, unitholder, stockholder, affiliate, agent, attorney, or Representative of, and any financial advisor or lender to, any Contracting Party (“Nonparty Affiliates”), shall have any Liability (whether in Contract or in tort, in law or in equity, or granted by statute) for any claims, causes of action or Liabilities arising under, out of, in connection with, or related in any manner to this Agreement or such other Transaction Document, as applicable, or based on, in respect of, or by reason of this Agreement or such other Transaction Document, as applicable, or its negotiation, execution, performance, or breach; and, to the maximum extent permitted by applicable Law, each Contracting Party hereby waives and releases all such claims, causes of action and Liabilities against any such Nonparty Affiliates.  Without limiting the foregoing, to the maximum extent permitted by applicable Law, (a) each Contracting Party hereby waives and releases any and all rights, claims, demands or causes of action that may otherwise be available in law or in equity, or granted by statute, to avoid or disregard the entity form of a Contracting Party or otherwise impose Liability of a Contracting Party on any Nonparty Affiliate, whether granted by statute or based on theories of equity, agency, control, instrumentality, alter ego, domination, sham, single business enterprise, piercing the veil, unfairness, undercapitalization, or otherwise and (b) each Contracting Party disclaims any reliance upon any Nonparty Affiliates with respect to the performance of this Agreement or any other Transaction Document or any representation or warranty made in, in connection with, or as an inducement to this Agreement or any other Transaction Document.

SECTION 11.11.        Legal Representation.

(a)         Each of the parties to this Agreement acknowledges and agrees that Cravath, Swaine & Moore LLP and Latham & Watkins LLP (each, an “Existing Counsel”) have acted as counsel for the Seller and may have acted as counsel for their Affiliates (including the Transferred Entities) in connection with this Agreement and the Transactions (the “Acquisition Engagement”).

(b)        Each of the parties to this Agreement acknowledges and agrees that all confidential communications between a member of the Parent Group or any of their respective Affiliates (including the Transferred Entities), on the one hand, and any Existing Counsel or other counsel of the Parent Group or any of its Affiliates, on the other hand, in the course of the Acquisition Engagement, and any attendant attorney-client privilege, attorney work product protection, and expectation of client confidentiality applicable thereto, shall be deemed to belong solely to the Seller and its retained Affiliates, and shall not pass to or be claimed, held, or used by the Purchaser or any of its Affiliates (including the Transferred Entities) upon or after the Closing.  Accordingly, the Purchaser shall not have access to any such communications, or to the files of any Existing Counsel or such other counsel relating to the Acquisition Engagement, whether or not the Closing occurs.  Without limiting the generality of the foregoing, upon and after the Closing, (i) to the extent that files of any Existing Counsel or such other counsel in respect of the Acquisition Engagement constitute property of the client, only the Seller and its Affiliates shall hold such property rights, and (ii) Existing Counsel shall have no duty whatsoever to reveal or disclose any such attorney-client communications or files to the Purchaser or any of its Affiliates or any Transferred Entity by reason of any attorney-client relationship between Existing Counsel and the Transferred Entities or otherwise.  If and to the extent that, at any time subsequent to Closing, the Purchaser or any of its Affiliates shall have the right to assert or waive any attorney-client privilege with respect to any communication between a member of the Parent Group and Existing Counsel or such other counsel that occurred at any time prior to the Closing, the Purchaser, on behalf of itself and its Affiliates and the Transferred Entities shall be entitled to waive such privilege only with the prior written consent of the Seller.

(c)        Each Transferred Entity hereby waives, on and on behalf of itself and its Affiliates, any conflicts that may arise in connection with Existing Counsel representing the Transferred Entities in connection with the Transactions and grants all consents that are necessary for Existing Counsel to represent the Seller or its Affiliates adversely to the Purchaser and its Affiliates, including the Transferred Entities, on all matters where such conflicts may arise, including those related to Existing Counsel’s representation of the Transferred Entities prior to the Closing.  The Purchaser, on behalf of itself and its Affiliates, acknowledges and accepts such waiver and consents and agrees that none of the Purchaser, the Transferred Entities or any of their respective Affiliates shall seek to disqualify Existing Counsel from representing the Seller or its Affiliates on any matter based on Existing Counsel’s representation of the Transferred Entities prior to the Closing.  The foregoing consents, waivers and acknowledgements are intended to be as broad as permitted under applicable rules of professional responsibility and will permit Existing Counsel to represent the Seller or its Affiliates in matters adverse to the Purchaser, the Transferred Entities and their respective Affiliates, including any Claim, Proceeding or dispute between any of the parties hereto arising out of this Agreement or the Transactions.

(d)         The Purchaser, on behalf of itself and its Affiliates, further covenants and agrees that each shall not assert any claim, and that it hereby waives any claim, against any Existing Counsel in respect of legal services provided to or on behalf of the Business or the Transferred Entities by such Existing Counsel in connection with the Acquisition Engagement.

(e)         The Transferred Entities and the Purchaser and its Affiliates that acquire the Transferred Entities shall not have any attorney-client relationship with any Existing Counsel from and after the Closing, unless and to the extent such Existing Counsel is specifically engaged in writing by the Purchaser or the Transferred Entities to represent such entity after the Closing.  Any such representation by such Existing Counsel after the Closing shall not affect the foregoing provisions hereof.

(f)          The Purchaser and the Seller consent to the arrangements in this Section 11.11 and agree to take, and to cause their respective Affiliates to take, all steps necessary to implement the intent of this Section 11.11 and not to take or cause their respective Affiliates to take positions contrary to the intent of this Section 11.11.  The Purchaser and the Seller further agree that each Existing Counsel is a third party beneficiary of this Section 11.11.

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and delivered as of the date first above written.

BERKSHIRE HATHAWAY INC.,

by	/s/ Gregory E. Abel
Name: Gregory E. Abel
Title: Vice Chairman, Non-Insurance Operations

[Signature Page to Purchase Agreement]

OCCIDENTAL CHEMICAL HOLDING, LLC,

by	/s/ Vicki Hollub
Name: Vicki Hollub
Title: Authorized Signatory

[Signature Page to Purchase Agreement]

ENVIRONMENTAL RESOURCE HOLDINGS, LLC,

by	/s/ Robert L. Peterson
Name: Robert L. Peterson
Title: Authorized Signatory

[Signature Page to Purchase Agreement]